20

08002704

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenergo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 27 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04708

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 5/21/08

RECEIVED
2008 MAY 20 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To the General shareholders meeting

Preliminary ratified by the Board of Directors

of OJSC "Samaraenergo" 03.04.2008

(Minutes №17/226 of 07.04.2008)

Chairman, Board of Directors, OJSC "Samaraenergo"

B.F. Remezentsev

12-31-07
AR/S

THE ANNUAL REPORT FOR THE YEAR END 2007

Of energy and electrification ~~open joint stock~~ company AO "Samaraenergo".

Section 1. Message to Shareholders from the Chairman of the Board of Directors and the CEO

Dear shareholders,

2007 has been a period of further development of the Open Joint-Stock Company "Samaraenergo" as an energy-providing company. In 2007 two milestones were passed for the Company: first, the Samaraenergo-Energosbyt branch was dissolved; second, the Company was awarded the status of guaranteeing energy supplier for the Samara Region (Oblast), by Order of the Samara Regional Department of State Control and Regulation of Electrical Energy of 2 April 2 2007. It should be noted that in 2007 OJSC "Samaraenergo" was able to affirm its status as guaranteeing energy supplier. We introduced a customer service standard, which helped improve the efficiency of service to consumers by OJSC "Samaraenergo". In addition there was a 9% increase in the number of subscribers from 2006. As the guaranteeing supplier, OJSC "Samaraenergo"'s general principles of interaction with its customers have become accessibility of services, and the protection of customers' interests in the event of unlawful actions with regard to energy supply by third parties, including network organizations.

In the course of summing up the results of the activities of OJSC "Samaraenergo" for the year 2007, we note that have successfully achieved the goals set, and we have attained high financial and economic indicators.

By comparison with the results of 2006, in this reporting period we have witnessed an increase in the efficiency of electricity supply. As a result of energy reforms in the region, there have been changes in the quantitative and qualitative composition of subscribers among wholesale customers and distributors, with a decrease in the number of wholesale customers and distributors, and a taking up of direct agreements between OJSC "Samaraenergo" with their subscribers and with industrial enterprise subscribers. The increase or decrease in power consumption therefore takes account of the structural changes in customer groups as they occurred by the end of the reporting period. Along with a substantial increase of effective supply to enterprises on the "basic customer" tariff, there was a decrease in consumption in the "basic customers" group by 1273.5 million kW/h (18%), due to the fact that the chief "basic" customer, OJSC "AvtoVAZ", became a subscriber to the wholesaler OJSC "Electroset". With regard to the population group which has direct agreements with OJSC "Samaraenergo", the effective supply increased by 101.3 million kW/h (16.2%); with regard to other customers it increased by 1658.6 million kW/h (15%).

In comparison with 2006, the total effective supply of electricity to the energy producer's own customers increased in 2007 by 486.4 million kW/h (2.6%), totaling 19262.1 million kW/h.

The following changes took place in the cost price structure: the share of expenditure on the purchase of electricity increased by 29.5% on 2006 (this is connected with the ongoing liberalization of the electricity wholesale market), as did the cost of electricity transfer services. The cost of electricity transfer services by network companies increased by 21.5% on 2006. This increase is due to the growth of consumption in the region, the decrease of losses in the networks, and the growth of tariffs for network companies' services (as a result of changes in the structure of voltage levels, inter alia).

The Company's main activities in 2007 resulted in revenue of 1231.7 million Rubles. The company restored the sums of the tax claims, fines, and penalties made against OJSC "Samaraenergo" in 2006 by the Federal Tax Service Inter-regional Inspectorate of Major Taxpayers No.4 on the basis of the results of company activities in 2002 amounting to 706.8 million Rubles; it reflected the sums of claims, fines and penalties made against OJSC "Samaraenergo" in 2007 by the Federal Tax Service Inter-regional Inspectorate of Major Taxpayers No.4 on the results of company activities in the years 2003-2004, to the amount of 628.7 million Rubles; and it restored the sums of taxes won back (428.8 million Rubles) as a result of the same inspection after the Court of Arbitration passed a verdict which deemed void the decision of the Federal Tax Service Inter-regional Inspectorate of Major Taxpayers No.4 to make OJSC "Samaraenergo" accountable for the commitment of a tax violation. The Company also received extra revenue to the amount of 588.9 million Rubles from the revaluation of shares in the possession of OJSC "Samaraenergo".

In 2007 the Company 's investment activity was directed at the reconstruction and technical re-equipment of buildings, and the organization of the private corporate network between OJSC "Samaraenergo"'s head office and branches, all which increased the efficiency of energy supply activities and the quality of services provided to energy consumers.

The Board of Directors of OJSC "Samaraenergo" made a very substantial contribution to the Company's stable operation in 2007. Acting as the leader of the shareholders' interests, the Board identified a number of goals which the Company management successfully implemented during the report period, as well as determining the direction for the Company's long-term strategic development.

The Board of Directors of OJSC "Samaraenergo" consists of 10 members, 6 of whom are independent directors; this allows the Board to arrive at unbiased judgements with regard to questions discussed, and contributes to the shareholders' and investors' trust in the Company.

In 2007 there were 19 meetings of the Board of Directors of OJSC "Samaraenergo", at which a wide range of questions were discussed.

Among the most important issues dealt with by the Board of Directors during the report period, we may highlight decisions which determine the main principles of the Company's activities not only in the corporate sector, but also in industrial and social sectors. Important internal Company documents were approved, such as the Regulations for Tariff-Management, the Annual Integrated Procurement Program, the newly-revised Statute for Credit Policy, the Standards for Customer Service, the Statute for Corporate Assistance and Support in the Improvement of Housing Conditions for Employees, and the Program for non-State Pension Fund Scheme for Company Employees.

By recommendation of the Board of Directors, the Annual General Meeting of Shareholders of 29.06.2007 passed a resolution to pay out distributed profits for the 1st Quarter of 2007 on ordinary and preference shares. The funds allocated to pay the distributed profit amounted to 107,890,560 Rubles.

We must note the effective work of the Company management which ensured the timely and efficient implementation of the decisions made by the Board of Directors and the General Meeting of Shareholders.

In assessing the results of the activities of OJSC "Samaraenergo" in 2007, one can say with certainty that the Board of Directors and the Company management succeeded in achieving their main goals of attracting new customers, receiving a license to sell electricity to citizens, strengthening its leadership in the electricity sales market, and of creating conditions to develop an effective energy-supply business further.

The main goal for OJSC "Samaraenergo" for the year 2008 is to ensure reliable energy supplies in the territory of Samara Oblast. OJSC "Samaraenergo" has developed a tradition of meeting terms of agreement, making timely and responsible payments for electricity, and offsetting its debts in the Samara energy sector: it will continue to uphold this tradition in the future.

In all spheres of activity the Company aims at a maximum increase of efficiency in the management of electricity sales, in order to maintain its reputation as a respected and sustainable Company. The Company therefore plans to implement a number of key tasks in 2008, such as:

1. Ensuring an optimal balance between cost and quality, and satisfying customer interests in compliance with its terms of agreements and with the legislation of the Russian Federation.
2. Retaining the status of the guaranteeing electricity supplier in the Samara Oblast territory.
3. Expanding its current subscriber base.
4. Improving the Company's competitiveness in the wholesale and retail electricity markets.
5. Optimizing the structure of electricity procurement in the wholesale market with the aim of minimizing tariffs for end-customers.
6. Developing the IT infrastructure and communications system, and creating a global corporate network to unite the computer networks and communication networks of all Company branches.
7. Creating conditions for the maximum realization of every employee's working potential, creating in them a feeling of corporate solidarity.

In addition, acknowledging the responsibility of OJSC "Samaraenergo" to its investors and shareholders, and understanding the importance of constant improvement at the level of corporate management, the Company plans for the year 2008:

- to maintain its image as a strong and sustainable player in the wholesale electricity market, with the aim of increasing the liquidity of shares;
- to retain its leadership in electricity sales in Samara Oblast;
- to ensure transparency, trustworthiness and efficiency in disclosing information on the activities of OJSC "Samaraenergo" to Company customers and shareholders.

The successful implementation of these goals will allow for an increase in the Company's capitalization, and will attract funds from strategic investors in the further development of OJSC "Samaraenergo", in the interests of customers, shareholders and investors.

Chairman, Board of Directors, OJSC "Samaraenergo" B.F. Remezentsev

OJSC "SMUEK" CEO V.V. Nikonov

Address to Shareholders by "Samaraenergo" CEO M.V. Soyfer

Dear shareholders!

The year 2007 was a very busy time for "Samaraenergo" OJSC. A great deal of work was done explaining to our customers the new rules governing the wholesale and retail electricity markets, as well as the regulations affecting rate setting. As a result of our efforts, in 2007 customers came to understand that presently a electricity rates consist of two components: besides the regulated portion there is also a market price determined by the wholesale market.

In view of increasing competition in the energy market, our company has paid special attention to making customer service more efficient. In 2007, we set up a "hot line." We also introduced a "Regional Customers Service Hub" section in the company's Internet site, where any individual or legal entity can report a breach of rights by an energy supplier. For our customers' greater convenience we expanded the points where payments can be made: we thus made arrangements for receiving payments at Sberbank branches in the Russian Federation, at the premises of communications service providers and at cashiers windows in "Samaraenergo" branches.

Customer service at "Samaraenergo" is organised so as to ensure an optimal balance between high quality and the cost of service and to fulfill customers' requirements in accordance with applicable Russian law and contract terms. To meet customers' needs we conclude contracts for delivering electrical energy to customers with operators of the electricity grid, including the "Volzhskaya MRK" OJSC, the "Srednevolzhskaya Setevaya Kompaniya" CJSC, and others.

One of the main events in 2007 was acquisition of the status of assured supplier. Pursuant to orders of the Directorate for State Regulation and Control in the Electric Power Industry of the Samara Oblast No 3 dated 09.02.2007 and No 9 dated 02.04.2007, boundaries of the operational zones in Samara Oblast were approved for the "Samaraenergo" OJSC as an assured supplier. In 2007, license No ПЭ-00-007128 (Э) dated April 12, 2007 was obtained, authorizing the business of selling electrical energy to general public.

Moreover, the "Samaraenergo" OJSC has succeeded in maintaining its status as one of the most reliable energy sales companies both on retail and wholesale markets. As the only NOREM participant among Samara Region's energy sales companies, "Samaraenergo" OJSC is constantly fine-tuning and making more precise its planning for energy purchases on the federal wholesale market and it ensures the timely payment for the electrical energy so purchased. The average purchase on the wholesale energy market in 2007 amounted to 1,750 thousand kW-hr.

There were also changes in the internal organisation of the Company in the reporting period. We concluded our reengineering of the Company and set up a new organisational hierarchy which includes new "Samaraenergo" subdivisions: departments consisting of sections. In 2007, one "Samaraenego" division, Energosbyt, was shut down and almost its entire staff was transferred to "Samaraenergo".

In this year, we improved the company physical assets. We purchased new vehicles and computer equipment, and we introduced new versions of Microsoft software.

In 2007, we successfully accomplished our goals and achieved high financial results as seen in the key efficiency indices. In 2007, the Company increased net profit above planned levels. As a result, return on equity amounted to 29.65%, or 6.12 percentage points above the projected figure.

Summarising the operational results of "Samaraenergo" OJSC in 2007, it should be noted that the company played an important role in ensuring the operation of the Samara Oblast energy supply system as a whole. In this respect, a number of topical tasks which the Company is facing in 2008 should be mentioned. The main tasks before "Samaraenergo" OJSC are to provide an assured supply of electrical energy on the territory of the Samara Oblast as well as the improvement of service quality, maintaining the company's goodwill and reducing its risks. The Company will strive to increase profits while strengthening shareholders' and investors' trust.

We will continue to set up a widely distributed network of branches providing for the maximum density of coverage in the Samara Oblast for delivery of services and we will improve service quality and protect customers' interests relating to energy supply against illicit actions on the part of third parties. To this end, we will continue to set up a private computer network in corporate branches, carry out procurement, installation and connection of communications equipment, lay optic fibre communication lines to facilitate hi-speed communication with all branches of "Samaraenergo" OJSC.

Furthermore, in 2008 "Samaraenergo" OJSC will deal with the issue of retaining major consumers in a competitive market environment, and as the NOREM operator, the company will prepare for the launch of a high capacity market. We hope that in the difficult period of the final phase in the reorganisation of RAO EES Rossiya, our company will succeed in achieving high financial results and once again confirm its right to be called the most reliable and successful energy supply company in Russia.

Managing Director OJSC "Samaraenergo" M.V. Soyfer

2.1. Geographical situation.

Samara Oblast is situated in the South-East of the Eastern European (Russian) Plain in the middle reach of the Volga (the largest river in Europe), occupying an area of 53.6 thousand square kilometers (0.31% of the territory of Russia). It is part of the Volga Federal District and is situated in its southern part.

Administratively, Samara Oblast comprises 11 cities, including 10 cities of regional importance and 1 city which comes under regional administration; 22 urban communities, 27 rural areas, 324 rural administrations, 1333 rural settlements. The regional center is the city of Samara, with 36% of the regional population of 3305.3 thousand people. Over 67% of the regional population lives in the 4 large cities: Samara, Togliatti, Syzran and Novokuybyshevsk, among which Samara is the most populated (1189.5 thousand people).

Industrially, Samara is one of the most developed administrative units in the Volga economic region and in Russia as a whole. In terms of absolute volume of industrial production the Oblast occupies the 3rd or 4th place among the subjects of the Federation. In 1998 its absolute share in the industrial production of Russia was approximately 3.5%.

The most developed industries are the mechanical-engineering, metalworking, electrical energy, chemical, petro-chemical and fuel industries. Mechanical engineering is represented in almost all key industries, among which the automobile industry plays a leading role. 80% of Russian automobiles are manufactured in Samara Oblast. The power industry occupies 2nd place in the total amount of industrial production. 9.2% of regional output is provided by the chemical industry, which is represented by the largest producers of ammonium (26.4% of the total production of Russia), mineral fertilizers (4.9%), and crop protection chemicals. The Oblast is the sole manufacturer of yellow phosphorus. Petrochemical enterprises supply synthetic rubber (14.5%) and plastic products. The fuel industry ranks 4th in the total output and is represented by oil-extraction and processing enterprises. These enterprises extract 2.8% of Russian oil, and produce 12.3% of petroleum, 13.1% of diesel fuel, and 12.1% of industrial fuel oil.

The developed industrial complex of Samara Oblast comprises approximately 400 large and medium-sized enterprises (with more than 390,000 employees in total), and over 4,000 small enterprises.

OJSC "Samaraenergo" is the largest power supplier in the Middle Volga region, providing some 99.3% of the total power consumption in the region.

The largest customers of OJSC "Samaraenergo" are chemical, petrochemical, oil-processing, metallurgical and machine-building industrial enterprises, railway, pipeline transport, and oil-extraction enterprises, and manufacturers of construction materials.

2.2. Brief History of the Company.

The open joint-stock energy and electrification company "Samaraenergo" was created in 1993 as assignee of the Industrial Association of Energy and Electrification "Samaraenergo" and without limitation on the term of activity, in compliance with the privatization plan of IAEE "Samaraenergo". The aim of the creation of the joint-stock company, as was the case with many privatized enterprises, was to improve the efficiency of the state economic system, which was in transition from a planned economy to market relations. OJSC "Samaraenergo" provided the stable power supply to 99% of consumers of Samara Oblast, and the heat and hot water supply to industrial and residential enterprises in the largest cities of Samara Oblast. The Company comprised 8 power plants, 5 electric network enterprises, and 2 heating network enterprises. The length of the heating networks of OJSC "Samaraenergo" was 474 kilometers.

OJSC "Samaraenergo" became one of the first power systems in Russia to substantially improve its management system. On February 16, 2001 the functions of the Company CEO were transferred to the open joint-stock company "Middle Volga Inter-Regional Management Power Company". This experience, which positively affected the growth of the productive-economic indicators of OJSC "Samaraenergo" , was actively cascaded to other power systems.

Based on the decision of the Board of Directors of the OJSC Russian Joint-Stock Company "Unified Power System of Russia", activities were carried out to reform the OJSC of Energy and Electrification "Samaraenergo". As a result, the sales company OJSC "Samaraenergo" was formed.

At the present time OJSC "Samaraenergo" is the largest electricity sales company, the main activity of which is electricity sales to customers on the regional electricity retail market. It is the first sales company in the Samara region to receive the status of guaranteeing supplier. As of 1 September 2006 as guaranteeing supplier "Samaraenergo" is obliged to make an agreement with any customer in its zone of activities who wishes to do so.

The mission of OJSC "Samaraenergo" is to ensure a reliable power supply in the territory of Samara Oblast for the social and economic development of the region.

2.3. Organizational structure of the Company.

The management of the current activities of OJSC "Samaraenergo" is executed by a unified executive body, the CEO, the functions of which are transferred to the management organization OJSC "Middle Volga Inter-Regional Management Power Company". The CEO is accountable to the General Meeting of Shareholders and the Board of Directors of the Company.


General Meeting of Shareholders
Board of Directors
CEO

The executive body of the Company has two-tiers: the upper tier is represented by the Manager and the Deputy CEOs for functional directions, each of which has subordinate services, departments and branches of OJSC "Samaraenergo".

OJSC "Samaraenergo" comprises 18 branches, located in different cities and settlements of Samara Oblast, which are not legal entities but are acting on the basis of the Statutes approved by the Manager of OJSC "Samaraenergo". In order to improve service conditions for customers in remote districts, 4 of the branches contain production zones: the Otradnensky branch has the Sergievsky production zone; the Bolsheglushitsky branch has the Bolshechernigovsky production zone; Chelno-Vershinsky branch – the Shentalinsky production zone; the Krasnoyarsky branch – the Koshkinsky production zone.

As the guaranteeing supplier, OJSC "Samaraenergo" works with all cities and administrative districts of Samara Oblast (10 cities and 27 districts).

The electricity consumers and the Company have concluded power supply agreements, in which the parties' rights and obligations in compliance with the current legislation regarding electricity have been defined. Corporate payments for electricity and power consumed are undertaken in intervals determined by the conditions of the agreements, and by means of presentation of payment documents to the banks. In order to improve convenience for citizens payments are accepted not only through the branches of Sberbank and communications centers, but also through cash offices in OJSC "Samaraenergo" branches. In addition, when visits to remote settlements are undertaken, payments are taken via portable cash machines.

2.4. Main indicators (for power systems and stations — technical), including number of employees, etc., as changed in a 3- year period.

Number of employees by categories in 2005-2007

Category	**Indicator**	**Units**	**Years**		
			2005	**2006**	**2007**
Directors	Number	people	139	116	131
Specialists and technical personnel	Number	people	499	424	414
Workers	Number	people	488	410	407

Change in the number of employees by categories in 2005-2007.



500
400
300
200
100
0
499 488
424 410
414 407
139
116
131
2005
2006
2007
Directors
Specialists and technical personnel
Workers

2.5. Company's competitors and risk factors.

OJSC "Samaraenergo" is one of the few energy-providing companies in the Samara region to receive the status of guaranteeing supplier, which has had a positive effect on the Company's competitiveness. However, in the environment of the electricity market liberalization OJSC "Samaraenergo" works in the competitive environment, and thus is subject to economic risks.

In Samara Oblast, where its chief activities are undertaken, OJSC "Samaraenergo" has two conditional types of competitor:

1. Energy-supply and energy-distribution organizations such as: "Samara City Electric Networks", Limited Liability Company "TogliattiEnergoSbyt", Limited Liability Company "Sbyt-Energo", Municipal Unitary Enterprise "Industrial association of residential services" of Togliatti, OJSC "Electroset", Limited Liability Company "Syzran City Electric Network", Municipal Unitary Enterprise "Energetik" (until August), Municipal Unitary Enterprise of Residential Services "Chubovskoe", Limited Liability Company " NK-Energosbyt", Closed Joint-Stock Company "Kinelenergo". These are wholesalers, and thus purchase the entire volume of electricity from OJSC "Samaraenergo" at a discount tariff.
2. Energy-supply organizations such as CJSC "ESCOM", OJSC "Dizazh M" and Limited Liability Company "Transneftservis S", which, as players on the wholesale market, purchase some energy from OJSC "Samaraenergo",and some independently on the wholesale market.

In order to improve its competitive ability on the regional energy market OJSC "Samaraenergo" plans the following: to offer its customers more privileged agreement terms than its competitors; to provide additional services as consultations regarding the choice of the optimal tariff from the approved selection; to offer more convenient methods of payment for electricity consumed. In addition it plans to offer services for making and maintaining electricity transfer agreements for customers in agreements with network organizations.

In order to reinforce its competitiveness and to maintain the Company's positive development, OJSC "Samaraenergo" plans to implement the following measures:

- to retain and expand its current subscriber base by forming a more flexible policy of interaction with electricity consumers;
- to optimize its structure of electricity procurement in non-regulated sectors in order to minimize supply tariffs to end-consumers;
- to optimize conditional constant expenditure and other costs in order continually to develop the material and technical base and to preserve the staffing potential of the Company;
- to improve the Company management system in order to ensure timely responsiveness to changes in the wholesale and retail electricity markets.

The following may be regarded as risk factors:

- work in the competitive sector, specifically, the unplanned growth of energy prices in the non-regulated sectors ("The Balancing Market" and "The Market One Day Ahead"), in relation to the deviation of actual energy consumption from the approved balance;
- possible changes to the scheme of subscriber allocation to the newly developed network organizations in compliance with the Federal Law Statute F3-36 on the inadmissibility of activities to transfer and

sell electricity, and consequently, changes to the structure of effective supply by voltage levels and costs associated with energy transfer;

- customers' leaving the company for direct agreements with other energy-supply organizations or their independent entrance into the wholesale electricity market and, consequently, a decrease in effective supply and in company revenues.

Section 3. Corporate management.

3.1. Principles. Documents.

The main objective of OJSC "Samaraenergo" is the organization of an uninterrupted, high-quality electricity supply in the territory of Samara Oblast to assist the social and economic development of the region. The Company's activities are based on meeting the requirements of Russian legislation and other norms, in particular, documents of the Federal Commission for the Equity Market (Federal Commission for Financial Markets) of Russia, thus protecting rights of investors and shareholders. The Company observes the principles of transparency and openness of information by means of regular coverage in the mass media, in specialized publications concerning the main issues in energy systems, by publishing information about the most important facts in the central news agencies' press releases , as well as by publishing significant documents and information materials on the Company's web site.

The Company controls and oversees the quality of business management in particular by means of quarterly reviews, conducted by the Board of Directors, of reports prepared by the managing company on management efficiency, and by performing quarterly rating assessments of the Company's financial condition in accordance with internal standards.

OJSC "Samaraenergo" has no internal documents to set out the rules for corporate conduct by the issuer. Nevertheless the Company complies with the general principles of corporate conduct established in the Code for Corporate Conduct recommended by the Federal Commission for the Equity Market of Russia.

All the Company's shareholders, regardless of their share, are provided with an opportunity to govern the Company by participating in the General meetings. Shareholders receive profit shares and have access to full and accurate information about the Company. The Company complies with the principle of the timely disclosure of information by a means accessible to shareholders.

The Board of Directors is elected by shareholders on an alternate basis by cumulative vote. It implements strategic management of the Company's activities. The Board of Directors constantly expands its competence in management issues.

The individual executive body, the functions of which were delegated by decision of the General meeting of shareholders to a managing company (OJSC "Middle Volga Inter-regional Energy Management Company") ensures the efficient management of the Company's current activities in compliance with the Company's economic and financial plan. The managing company is accountable to the Board of Directors and the shareholders.

The Company Auditor is elected by the General Meeting of shareholders from candidates suggested by the Company shareholders. The internal audit service and the external auditor ensure control of the economic and financial activities of the Company.

The Company's accounting is executed in compliance with both Russian standards and International Accounting Standards (IAS), which increases its transparency to shareholders and creditors.

In 2007 the new edition of the Company Charter was approved. It reflects changes in both the current activities of OJSC "Samaraenergo" and in current legislation. The main items are connected with changes in the Company's location and postal address, listing its activities, and expanding the Board of Directors' competence by providing in the Charter an outline of the issues actually dealt with at sessions of the Board of Directors.

Along with the Charter the Company abides by the internal documents approved by the General meetings of shareholders and by the Board of Directors:

- Provisions for the preparation and holding of the General meeting of OJSC "Samaraenergo" shareholders;
- Provisions for the OJSC "Samaraenergo" revision commission;
- Provisions for calling and holding the sessions of the Board of Directors;
- Provisions for the remuneration of and compensations payable to members of OJSC "Samaraenergo" Board of Directors;
- Provisions for the remuneration of and compensations payable to members of OJSC "Samaraenergo" revision commission;
- Provisions for OJSC "Samaraenergo" information policy.

The activities of OJSC "Samaraenergo" carry a high degree of responsibility to shareholders, investors, Company customers, and to society as a whole. In consideration of this, and having acknowledged the importance and necessity of continually improving of the level of corporate management, the Company intends to take the following measures in 2008 in order to improve the quality of corporate management:

- to increase transparency in the Company's activities;
- to improve the system of effective corporate management;
- to create a positive Company image in order to improve share liquidity.

3.2. Information about members of Company control and administrative bodies

3.2.1 *Board of Directors*

In compliance with the Company Charter the Board of Directors consists of 10 members. 6 of these members are independent directors. The presence of independent directors allows the Board of Directors to arrive at unbiased decisions on matters under discussion; in its turn, this reinforces the investors' trust in the Company.

The current Board of Directors was elected on 29 June 2007 by the annual General meeting of shareholders on the basis of the results of 2006.

Remezentsev, Boris Fedorovich. Chairman. First elected to the office by the General meeting of shareholders on 3 December 1999. Member of the Board of Directors since 1993. Born in 1937; age – 70; Russian citizen; has higher degree in technology. Previously held post of CEO of OJSC "Samaraenergo". Member of executive bodies and Boards of Directors in other companies; member of the Board of Directors at Joint-Stock Insurance company "Energopolis". Holds a share in the Company stock capital of 0.01%.

Boyko, Natalia Grigorievna. Member of the Board since 2005. Born in 1965; age – 42; has higher degree in technology. Head of Retail market department of the Reform management Center, OJSC Russian Joint-Stock Company "Unified Energy System of Russia". Member of executive bodies and Boards of Directors in other companies: member of the Board at OJSC "Oryolenergo", OJSC "Territorial Generating Company 6", OJSC "Cheboksary HPP", OJSC "Khibiny Heating Company". Does not hold a share in the Company stock capital.

Matyunina, Elena Romanovna. Member of the Board since 2007. Born in 1950; age - 57; Russian citizen; has higher degree in financial and economics. First Deputy Director of the Internal Audit department of the Corporate Center, OJSC Russian Joint-Stock Company "Unified Energy System of Russia". Member of executive bodies and Boards of Directors in other companies: member of the Board of OJSC "Altayenergo", OJSC "Kalugaenergo", OJSC "Sverdlovenergo", OJSC "Tverenergo", and OJSC "Karelenergo". Does not hold a share in the Company stock capital.

Nikonov, Vassily Vladislavovich. Member of the Board since 2004. Born in 1972; age - 35; Russian citizen; has higher degree in technology and economics. CEO, Chair of the Board, member of the Board of OJSC "Volzhskaya Territorial Generating Company", CEO of OJSC "Middle Volga Inter-regional Managing Energy Company". Until 1 June 2007 was the CEO of OJSC "Samara Territorial Generating Company", OJSC "Unlyanovsk Territorial Generating Company", and OJSC "Saratov Territorial Generating Company". Member of executive bodies and Boards of Directors in other companies: member of the Board at OJSC "Povolzhje ICE", OJSC "Orenburgenergosbyt", OJSC "Middle Volga Inter-regional Managing Energy Company"; Chairman of the Board at OJSC "Orenburg Heating Generating Company", OJSC "Saratovenergo". Holds a share in the Company stock capital of 0,0006%.

Rimer, Yuri Mirovich. Member of the board since 2007. Born in 1955; age - 52; Russian citizen. Has higher degree and Masters degree in Economic Sciences. Member of the Board, Economy and Finance Director of OJSC "Volzhskaya Territorial Generating Company". Member of executive bodies and Boards of Directors in other companies: member of the Board at OJSC "Orenburg Heating Generating Company". Does not hold a share in the Company stock capital.

Sviridov, Igor Vladimirovich. Member of the board since 2007. Born in 1955; age - 52; Russian citizen . Has higher degree in law. Member of the Board, Legal Issues, Corporate management and Property Director of OJSC "Volzhskaya Territorial Generating Company". Does not hold a share in the Company stock capital.

Sotnikov, Valery Vladimirovich. Member of the Board since 2004. Born in 1972; age - 35; Russian citizen. Has higher degree in economics. CEO, member of the Supervision Board at CJSC TRINFICO Investments. Member of executive bodies and Boards of Directors in other companies: member of the Board at CJSC TRINFICO Asset Management, Chairman of the Board, Deputy CEO at CJSC TRINFICO Holding, Chairman of the Board at CJSC TRINFICO Capital; member of the Board at CJSC "Military Memorial Company", OJSC "Volzhskaya MMC". Does not hold a share in the Company stock capital.

Ulanovskaya, Elena Nikolaevna: member of the Board since 2005. Born in 1976; age - 31; Russian citizen. Has higher degree in law. Head of Department of information, analytics and organization of work of representatives of OJSC Russian Joint-Stock Company "Unified Energy System of Russia" in the administrative bodies of the Affiliated and Dependent Organizations in the Corporate Management Department, Business Unit No. 2. Member of executive bodies and Boards of Directors in other companies: member of the Board at OJSC "OGC-1", OJSC "OGC-4". Does not hold a share in the Company stock capital.

Shashkov, Alexey Vladimirovich. Member of the Board since 2007. Born in 1969; age - 38 ; has higher degree in law. Chief Legal Counselor of Samara Branch of CJSC "Bank VTB 24 (ZAO)". Does not hold a share in the Company stock capital.

Scheglov, Marat Georgievich. Member of the Board since 2007. Born in 1978; age – 29; Russian citizen. Has higher degree. Head of Personnel Department of OJSC "OGC-2". Member of executive bodies and Boards of Directors in other companies: member of the Board at OJSC "Chelyabenergosbyt". Does not hold a share in the Company stock capital.

Previous to the annual General meeting on results of 2006, the Board of Directors did not include the following currently serving members: M.G. Scheglov, A.V. Shashkov, L.R. Matyunina, Y.R. Rimer, I.V. Sviridov; it did include D.I. Azarov, A.V. Kalinin, R.S. Kim, P.M. Teplukhin, and D.V. Shtykov.

In compliance with the Provisions currently in effect concerning the remuneration of and compensations payable to members of OJSC "Samaraenergo" Board of Directors, remuneration is based on a monthly salary tariff of top-class employees based on the industry tariff agreement in the Russian federation electric energy complex. The amount of remuneration depends on the participation of the board member in extra- and intramural meetings. Additional remuneration for net profit values and in the event of an increase in the Company's market capitalization is also provided.

In 2007 a total of 2,679,672 Rubles was paid out to the members of the Board.

No deals were made between the Board and the Company in 2007; no suits were filed against the Board members.

3.2.2 Revision commission

In accordance with the Company Charter the Revision commission consists of 5 members. The current Commission was elected on 29 June 2007 by the annual General meeting of shareholders on the basis of results of 2006.

Bashkankov, Alexander Pavlovich. Deputy Head of the Department of Economic Planning and Financial Control of Business Unit No. 2 of the OJSC Russian Joint-Stock Company "Unified Energy System of Russia". Born in 1981; age - 26 . Has higher degree. Does not hold a share in the Company stock capital.

Zhirnov, Grigory Vladislavovich. Head of the Department of Financial and Economic Control of OJSC "Middle Volga Inter-regional Managing Energy Company". Born in 1960; age - 47. Has higher degree. Does not hold a share in the Company stock capital.

Rokhlina, Olga Vladimirovna. OJSC Russian Joint-Stock Company "Unified Energy System of Russia", Corporate Center, Internal audit department, Office of methodology in check-ups, leading expert. Born in 1974; age - 33. Has higher degree in technology and economics. Does not hold a share in the Company stock capital.

Smirnova, Elena Evgenievna. Head of Department of Economic Planning and Financial Control of Business Unit No. 2 of the OJSC Russian Joint-Stock Company "Unified Energy System of Russia". Born in 1976; age - 31. Has higher degree. Does not hold a share in the Company stock capital.

Shabanova, Natalia Vladimirovna. Leading expert in Corporate informational services of the Department of Corporate management and relations with shareholders of the Corporate Center, OJSC Russian Joint-Stock Company "Unified Energy System of Russia". Born in 1974; age - 33. Has higher degree. Does not hold a share in the Company stock capital.

Before the annual General meeting on results of the year 2006, the Revision Commission did not include the following currently acting members: G.V. Zhirnov, A.P. Bashkankov, N.V. Shabanova, O.V. Rokhlina; but did include D.S. Gorokh, M.F. Morozov, Y.A. Kirillov, and K.V. Ivanova.

In compliance with the Provisions currently in effect concerning the remuneration of and compensations payable to the members of OJSC "Samaraenergo" Revision Commission, remuneration is based on the monthly salary tariff of top-class employees based on the industry tariff agreement in the Russian federation electric energy complex. In 2007 a total of 309,376 Rubles was paid out to the members of the Revision Commission.

No deals were made between the Revision Commission and the Company in 2007; no suits were filed against Revision Commission members.

3.2.3 CEO

By the resolution of the General meeting of OJSC "Samaraenergo" shareholders of 16 February 2001 the functions of the individual executive body were delegated to the managing organization, OJSC "Middle Volga Inter-regional Energy Management Company" (OAO "SMUEK"), which was created with 100% participation of OJSC Russian Joint-Stock Company "Unified Energy System of Russia". The CEO is Vassily Vladislavovich Nikonov. The OAO "SMUEK" Board of Directors consists of:

Krasnopevtseva, Vlada Sergeevna. Head of the Department for the Capital Management of Project Implementation, Business Unit No. 2, OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

Kovalenko, Andrey Igorevich: Leading expert, Department of Corporate Management, Business Unit No. 2, OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

Evseenkova, Elena Vladimirovna. Deputy Head of the Department of Economic Planning and Financial Control, Business Unit No. 2 of the OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

Lukyanova, Marina Mikhailovna. Leading expert of the Department of Corporate Management and Relations with Shareholders of the Corporate Center, OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

Nikonov, Vassily Vladislavovich: CEO, OJSC "Middle Volga Inter-regional Managing Energy Company",; Chairman of the Board, "Volzhskaya Territorial Generating Company".

Seliverstova Tatiana Alexandrovna. Leading expert of the Department of Corporate Management, OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

Yakovitskaya, Ekaterina Mikhailovna. Head of Strategy Department, Reform Management Center, OJSC Russian Joint-Stock Company "Unified Energy System of Russia".

In compliance with the effective Agreement No. 1/01012004-CMP dated 1 January 2004 on the procedure for the execution of duties by the executive body of Open Joint-Stock Company of Energy and Electrification "Samaraenergo", within the year 2007 resolutions were passed to make payments in the amount of 17,640,823 Rubles as remuneration for efficiency of the management and as compensation for the costs of fulfilling the functions of an individual administrative body.

3.2.4 Board

In accordance with the Charter, OJSC "Samaraenergo" does not have a corporate executive body.

3.3. Affiliated and dependent companies.

As of December 31, 2007 OJSC "Samaraenergo" has no affiliated companies.

Due to its bankruptcy, the affiliated company of OJSC "Samaraenergo", Closed joint-stock company "AKPO" was removed from the accounts at the Zheleznodorozhny District Inspectorate of the Federal Tax Service of Samara, on 28 May 2002.

The affiliated company of OJSC "Samaraenergo", OJSC "Financial trading house Samaraenergo", which had factually terminated its activities, was excluded from the Unified Register of Legal Entities on 14 November 2007 by decision of the registrar and in agreement with decision of Inter-regional Inspection of the Federal Tax Service No. 18 for Samara Oblast.

Due to its liquidation and by the agreement of its founders, on 6 November 2007 the activities of the affiliated company of OJSC "Samaraenergo", OJSC "Company of social and residential services" were terminated with a Certificate of entry in the Unified Register of Legal Entities.

In 2007, OJSC "Samaraenergo" investments were written off from its share in the capital of Limited Liability Company "Samara Syr" due to liquidation of this dependent company.

As of 31 December 2007 OJSC "Samaraenergo" has two dependent companies.

Name of dependent company	**Major activities**	**Investment, thousand Rubles**	**% of stock capital as of December 31, 2007**
Limited Liability Company, Private Security Company "Energozaschita"	Security services	50	50
Open Joint-Stock Company "Turboenergoservis"	Development and sales of gas turbine heat power plants	40	40

The Company is in possession of common shares of OJSC "Turboenergoservis" and a share of stock capital of the Limited Liability Company, Private Security Company "Energozaschita". The shares in the capital stock of dependent companies have not changed since 2002.

3.4. Information about material facts (in compliance with the classification of the Federal Commission for Financial Markets)

NOTIFICATION OF MATERIAL FACT "INFORMATION OF DATES OF CLOSURE OF THE ISSUER'S REGISTER"

1. General Information	
1.1. Full corporate name of the issuer, form of incorporation.	Open Joint-Stock Company of Energy and Electrification "Samaraenergo"
1.2. Contracted corporate name of the issuer	OAO "Samaraenergo"
1.3. Location of the issuer	Russia, 443100, Samara, ul. Mayakovskogo, 15
1.4 Issuer's Primary State Registration No. (OGRN)	1026300956131
1.5. Issuer's taxpayer identity No., given by the tax authorities	6315222985
1.6. Issuer's unique code, given by the registrar	00127-A
1.7. Web page used by the Issuer to publish material facts	www.samaraenergo.ru
2. Notification content	
2.1 Type, category, series, other identification features of inscribed securities: ***common inscribed uncertified securities*** 2.2. Aim of compiling the register of holders of inscribed securities: ***participation of holders of inscribed securities in the annual general meeting of the shareholders.*** 2.3. Date on which the register of holders of inscribed securities is made: ***15 May 2007.*** 2.4. Date of compiling the minutes of the meeting of the issuer's authorized administrative body, upon which the decision was made to compile the register of holders of inscribed securities of the issuer or a different decision which is the basis for identification of the date of drawing of such register: ***minutes of the Board of Directors meeting No 20/206 dated 17 May 2007.***	

Notification of material fact "Information of profit shares due or payable on issuer's securities"

1. General Information	
1.1. Full corporate name of the issuer, form of incorporation.	Open Joint-Stock Company of Energy and Electrification "Samaraenergo"
1.2. Contracted corporate name of the issuer	OAO "Samaraenergo"
1.3. Location of the issuer	Russia, 443100, Samara, ul. Mayakovskogo, 15
1.4 Issuer's Primary State Registration No. (OGRN)	1026300956131
1.5. Issuer's taxpayer identity No., given by the tax authorities	6315222985
1.6. Issuer's unique code, given by the registrar	00127-A
1.7. Web page used by the Issuer to publish	www.samaraenergo.ru
2. Notification content	
2.1. Type, category, series, other identification features of inscribed securities: privileged nominal shares type A and common nominal shares. 2.2. State register No. of issue (additional issue) of securities: 2-02-00127-A, 1-02-00127-A, dated 2 November 2006. 2.3. Name of the registrar performing the state registration of the issue (additional issue) of securities: Federal Commission for Financial Markets. 2.4. Issuer's authority deciding on payment (announcement) of profit shares on issuer's shares: general meeting of shareholders. 2.5. Date of decision to pay (announce) profit shares on the issuer's securities: 29 June 2007. 2.6. Date of minutes of the meeting of the issuer's authorized administrative body, at which the decision was made to pay (announce) the profit shares on the issuer's securities: 02 July 2007. 2.7. Total of profit shares on issuer's shares of a certain category (type), profit share per one issuer's share of a certain category (type): 107 890 565 Rubles; 0,026568 Rubles per one common share and 0.026568 Rubles per one privileged share. 2.8. Method of payment of profit on issuer's securities (moneys, other property): moneys. 2.9. Date upon which the obligation to pay profits on issuer's securities (profit share on shares, profit (interest, nominal value) on promissory notes) shall be executed, and date of expiry of such period in the event that the obligation to pay profits on securities shall be executed by the issuer within a certain period of time: within 60 days from decision to distribute the profit shares.	

Notification of material fact "Information of decisions of general meetings"

1. General Information	
1.1. Full corporate name of the issuer, form of incorporation.	Open Joint-Stock Company of Energy and Electrification "Samaraenergo"
1.2. Contracted corporate name of the issuer	OAO "Samaraenergo"
1.3. Location of the issuer	Russia, 443100, Samara, ul. Mayakovskogo, 15
1.4 Issuer's Primary State Registration No. (OGRN)	1026300956131
1.5. Issuer's taxpayer identity No., given by the tax authorities	6315222985
1.6. Issuer's unique code, given by the registrar	00127-A
1.7. Web page used by the Issuer to publish material facts	www.samaraenergo.ru
2. Notification content	

2.1. Type of the General meeting (annual, extraordinary): annual
2.2. Form of the General meeting holding: simultaneous attendance
2.3. Date and place of the General meeting holding: 29 June 2007, Samara, ul. Mayakovskogo, 15.
2.4. The General meeting Quorum: The General meeting Quorum: Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting – 3 538 928 532 (100%) Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting – 3 104 149 853 (87.7144%). The General meeting is legally competent to make resolutions.

First agenda item: Approval of the annual report, annual accountant report, inclusive of the Company profit-and-loss report, distribution of profit (inclusive of payment of profit share) and Company losses by results of the 2006 financial year.

Vote results:	*Number of votes*	*% of participating in the vote*
"FOR"	*3,101,045,233*	*99.9000*
"AGAINST"	*2,138,916*	*0.0689*
"ABSTAINING"	*767,336*	*0.0247*
Number of votes in the ballot which were deemed void		*13,083*

Second agenda item: Election of members to the Board of Directors

NO.	CANDIDATE'S NAME, SURNAME, PATRONYMIC	Number of votes for cumulative vote	% or participating in the vote
1	**Remezentsev, Boris Fedorovich**	**3,407 230 953**	**10.9764**
2	**Nikonov, Vassily Vladislavovich**	**3,339,927,604**	**10.7596**
3	**Matyunina, Lyudmila Romanovna**	**3,295,039,627**	**10.6150**
4	**Boyko, Natalia Grigorievna**	**3,294,828,339**	**10.6143**
5	**Ulanovskaya, Elena Nikolaevna**	**3,290,919,552**	**10.6017**
6	**Scheglov, Marat Georgievich**	**3,290,435,053**	**10.6001**
7	**Rimer, Yuri Mirovich**	**2,836,657,063**	**9.1383**
8	**Sviridov, Igor Vladimirovich**	**2,835,337,660**	**9.1340**
9	**Sotnikov, Valery Vladimirovich**	**2,810,970,756**	**9.0555**
10	**Shashkov, Alexey Vladimirovich**	**2,613,237,734**	**8.4185**
11	Bazhenova, Ekaterina Alexandrovna	4,918,428	0.0158
12	Gnezdilov, Mikhail Vladimirovich	4,764,905	0.0154
13	Mazurkova, Anastasiya Sergeevna	4,559,903	0.0147
14	Kovalenko Andrey Igorevich	4,503,018	0.0145
AGAINST all candidates		0	0.0000
ABSTAINING for all candidates		0	0.0000

Number of votes in the ballot which were deemed void	*5,894,640*

/

Third agenda item: Election of members to the Revision Commission: Bashkankov, Alexander Pavlovich; Zhirnov, Grigory Vladislavovich; Rokhlina, Olga Vladimirovna; Smirnova, Elena Evgenievna; Shabanova, Natalia Vladimirovna.

Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting	*3,535,001,716*
Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes held by individuals attending the general meeting	*3,104,149,853*
Quorum for this agenda item	*87.7144%*

Distribution of votes:

No.	***Candidate's surname, first name, patronymic***	***FOR***		***AGAINST***	***ABSTAINING***	***VOID***
		votes	***%***	***votes***	***votes***	***votes***
1	*Smirnova, Elena Evgenievna*	*3,103,401,532*	*99.9759*	*500,036*	*51,870*	*11,130*
2	*Shabanova, Natalia Vladimirovna*	*3,103,395,135*	*99.9757*	*500,036*	*58,267*	*11,130*
3	*Rokhlina, Olga Vladimirovna*	*3,103,382,430*	*99.9753*	*500,001*	*59,150*	*22,987*
4	*Zhirnov, Grigogy Vladislavovich*	*3,103,356,053*	*99.9744*	*544,605*	*51,870*	*12,040*
5	*Bashkankov, Alexander Pavlovich*	*3,103,545,106*	*99.9741*	*556,462*	*51,870*	*11,130*

Fourth agenda item: **Appointment of the Company Auditor.**

Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting	*3,535,001,716*
Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes held by individuals attending the general meeting	*3,104,149,853*
Quorum for this agenda item	*87.7144%*

Vote results:	*Number of votes*	*% of participating in the vote*
"FOR"	*3,102,305,547*	*99.9406*
"AGAINST"	*530,941*	*0.0171*
"ABSTAINING"	*1,124,097*	*0.,0326*
Number of votes in the ballot which were deemed void		*3,983*

Fifth agenda item: ***To approve the new edition of the Company Charter.***

Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting	*3,535,001,716*
Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes held by individuals attending the general meeting	*3,104,149,853*
Quorum for this agenda item	*87.7144%*

Vote results:	*Number of votes*	*% of participating in the vote*
"FOR"	*3,097,600,623*	*99.7890*
"AGAINST"	*40,174*	*0.0013*
"ABSTAINING"	*6,319,921*	*0.2036*
Number of votes in the ballot which were deemed void		*3,850*

Sixth agenda item: **On the payment of profit shares on the Company shares by results of 1st Quarter of 2007.**

Number of votes held by individuals (holders of allocated shares) listed as having the right to participate in the meeting	*3,535,001,716*
Number of votes held by individuals (holders of allocated shares) listed as having the right to vote at the meeting	*3,538,928,532*
Number of votes held by individuals attending the general meeting	*3,104,149,853*
Quorum for this agenda item	*87.7144%*

Vote results:	*Number of votes*	*% of participating in the vote*
"FOR"	*3,103,928,490*	*99.9929*
"AGAINST"	*9,276*	*0.0003*
"ABSTAINING"	*22,819*	*0.0007*
Number of votes in the ballot which were deemed void		*3,983*

2.5. Decisions made at the General meeting.

1. Approve the annual report, annual accounting report, inclusive of profit-and-loss report by results of the 2006 financial year.
2. Approve the following distribution of profit (losses) of the Company by results of the 2006 financial year:

	(thousand Rubles)
Undistributed profit (loss) of the report period:	(264,317)
Distribute to: Reserve capital	---
Profit shares	---
Investment (savings)	---
Payment of losses for previous years	---

3. Pay no profit share on common shares of the Company on the basis of results of the year 2006.
4. Pay no profit share on privileged shares of the Company on the basis of results of the year 2006.

Second agenda item:
To elect the members of the Board of Directors: Boyko. Natalia Grigorievna; Matyunina. Elena Romanovna; Nikonov. Vassily Vladislavovich; Remezentsev. Boris Fedorovich; Rimer. Yuri Mirovich; Sotnikov. Valery Vladimirovich; Sviridov, Igor Vladimirovich; Shashkov. Alexey Vladimirovich; Ulanovskaya. Elena Nikolaevna; Scheglov. Marat Georgievich.

Third agenda item:
To elect the members of the Revision Commission: Bashkankov. Alexander Pavlovich; Zhirnov. Grigory Vladislavovich; Rokhlina. Olga Vladimirovna; Smirnova. Elena Evgenievna; Shabanova. Natalia Vladimirovna.

Fourth agenda item:
To appoint as the Company Auditor the closed joint-stock company "ENPI-Consult" (ZAO "ENPI-Consult").

Fifth agenda item:
To approve the new edition of the Company Charter.

Sixth agenda item:
To pay out profit share on the Company's common shares of the Company on the basis of the results of the 1st Quarter of 2007 to the amount of 0.026568 Rubles per one common share as moneys within 60 days from decision about such a payment.
To pay out profit share on the Company's privileged shares on the basis of the results of the 1st Quarter of 2007 to the amount of 0.026568 Rubles per one privileged share as moneys within 60 days from decision about such a payment.

2.6. Date of this agenda: 02 July 2007.

Notification of material fact "Information on the terms for the execution of obligations of the issuer before the holders of issuer's securities"

1. General Information	
1.1. Full corporate name of the issuer, form of incorporation.	Open Joint-Stock Company of Energy and Electrification "Samaraenergo"
1.2. Contracted corporate name of the issuer	OAO "Samaraenergo"
1.3. Location of the issuer	Russia. 443100. Samara. ul. Mayakovskogo. 15
1.4 Issuer's Primary State Registration No. (OGRN)	1026300956131
1.5. Issuer's taxpayer identity No., given by the tax authorities	6315222985
1.6. Issuer's unique code, given by the registrar	00127-A
1.7. Web page used by the Issuer to publish material facts	www.samaraenergo.ru
2. Notification content	

2.1. Type, category, series, other identification features of inscribed securities: ***common inscribed uncertified securities and privileged inscribed uncertified type A securities.***
2.2. State register No. of securities issue and date of state registration: **1-02-00127-A and 2-02-00127-A dated 2 November 2006.**
2.3. Content of the issuer's obligation; for monetary and other obligations which may be issued in moneys, the amount of such obligation in terms of money; **payment of profit shares on issuer's shares to the amount 107, 890,570 Rubles.**
2.4. Date upon which the issuer's obligation shall be executed; in the event the obligation is to be executed within a specific period of time, the date of expiry of such a period: 29 **August 2007.**
2.5. Fact of execution or non-execution (default) of obligation by issuer: **obligation executed.**
2.6. In the event of non-execution of obligation by the issuer, the reason for default; for monetary obligations or any other obligations which may be issued in money, the amount of such obligations in monetary amount due: **obligation executed.**

Notification of material fact "Information of payable and/or paid-out profit shares on issuer's securities"

1. General Information	
1.1. Full corporate name of the issuer, form of incorporation.	Open Joint-Stock Company of Energy and Electrification "Samaraenergo"
1.2. Contracted corporate name of the issuer	OAO "Samaraenergo"
1.3. Location of the issuer	Russia. 443100. Samara. ul. Mayakovskogo. 15
1.4 Issuer's Primary State Registration No. (OGRN)	1026300956131
1.5. Issuer's taxpayer identity No., given by the tax authorities	6315222985
1.6. Issuer's unique code, given by the registrar	00127-A
1.7. Web page used by the Issuer to publish material facts	www.samaraenergo.ru
2. Notification content	

2.1. Type, category, series, other identification features of inscribed securities: common inscribed uncertified shares and privileged inscribed uncertified shares type A . 2.2. State register No. of issue (additional issue) of securities: **1-02-00127-A and 2-02-00127-A dated November 2, 2006.** 2.3. Name of the registrar performing state registration of the issue (additional issue) of securities: **Federal Commission for Financial Markets.** 2.4. Issuer's authority deciding on payment (announcement) of profit shares on issuer's shares: **general meeting of shareholders.** 2.5. Date of decision to pay (announce) profit shares on the issuer's securities: **29 June 2007.** 2.6. Date of minutes of the meeting of the issuer's authorized administrative body at which the decision was made to pay (announce) the profit shares on the issuer's securities: 02 **July 2007.** 2.7. Total of profit shares on issuer's shares of a certain category (type), profit share per one issuer's share of a certain category (type): **107,890,565 Rubles; 0.026568 Rubles per one common share and 0.026568 Rubles per one privileged share.** 2.8. Method of payment of profit on issuer's securities (moneys, other property): **moneys.** 2.9. Date upon which the obligation to pay profits on issuer's securities (profit share on shares) shall be executed; in the event that the obligation to pay profits on securities shall be executed by the issuer within a certain period of time, the date of expiry of such a period: **29 August 2007.** **2.10.** Total amount of profit shares paid on issuer's securities of certain type: **95,799,969 Rubles.**

3.5. Other

As of 31 December 2007, the Company allocated the following types of inscribed uncertified shares:

- 521,993,080 (Five hundred twenty-one million nine hundred ninety-three eighty) of type A privileged shares of nominal value 0,01 (zero point one hundredth) Rubles each with a total value of 5,219,930,80 (Five million two hundred nineteen thousand nine hundred thirty Rubles 80 Kopecks) Rubles;
- 3,538,928,532 (Three billion five hundred thirty-eight million nine hundred twenty-eight thousand five hundred thirty-two) of common nominal value 0.25 (zero point twenty-five hundredth) Rubles each, with a total value by nominal value of 884,732,133 (Eight hundred eighty-four million seven hundred thirty-two thousand one hundred thirty-three) Rubles.

The stock capital is 889,952,063.80 (Eight hundred eighty-nine million nine hundred fifty-two thousand sixty-three Rubles 80 kopecks).

The state registration numbers given by the Federal Service for Financial Markets to the issue of shares by OJSC "Samaraenergo" 1-02-00127-A and 2-02-00127-A dated November 2, 2006.

Total number of registered issues of shares of OJSC "Samaraenrgo":

	Event	Date	State registration No.	Shares in issue		Security nominal value (Rubles)	Date of registration of Central Bank prospect (privatization plan / issue prospect)
				common	privileged		
1.	Initial issue	22.04.1993	42-1П-315	1.926.833	288.000	1.000	22 April 1993
2.	Second issue	07.10.1994	42-1-810	499.053.208	74.304.000	1.000	07 October 1994
3.	Third issue	12.04.1999	1-03-00127-A 2-03-00127-A	3.005.880.246	447.552.000	1	12 April 1999
4.	Merger of issues	04.07.2003	1-01-00127-A 2-01-00127-A	3.506.860.287	522.144.000	1	-
5.	Fourth issue	14.05.2004	1-01-00127-A-003D	59.725.245	-	1	-
6.	Conversion	02.11.2006	1-02-00127-A 2-02-00127-A	3.538.928.532	521.993.080	0.25 0.01	14 December 2006
Total shares in circulation				3.538.928.532	521.993.080	0.25 0.01	

In the course of the reorganization of OJSC "Samaraenergo", the decision for which was accepted on an emergency meeting of shareholders on 30 September 1995, a buyout of shares was executed to the amount of 27,657,000 common and 150,920 privileged type-A shares. The report of the results of the buyout was approved by the Board of Directors on the meeting of 29 December 2005 (minutes no. 16/176 dated 10 January 2006). 3,538,928,532 common and 521,993,080 privileged type-A shares remained in circulation.

Since February 1998, OJSC "Samaraenergo" has participated in The Bank of New York program for the issue of American depositary receipts (ADR) of the first level for common and privileged shares of OJSC "Samaraenergo". By the end of 2007 the ADR share in the Company stock capital from the total number of shares of this category was 0.506% common and 0.56% privileged shares

OJSC "Samaraenergo" stock capital is distributed among groups of shareholders in the following way (information is given without disclosing the clients of nominal holders):

Security holder	Share in the stock capital, as of:	
	31.12.2006	**31.12.2007**
OJSC Russian Joint-Stock Company "Unified Energy System of Russia"	48.614%	48.614%
nominal holders	42.744%	43.931%
legal entities	0.718%	0.756%
natural persons	7.905%	6.691%
beneficial owners	0.017%	0.007%
federal property	-	-
Russian Federation administrative unit property	-	-
TOTAL	100%	100%

Structure of OJSC "Samaraenergo" stock capital as of December 31, 200


Natural Persons 6.691%
OJSC «Unified Energy System of Russia» 48.61%
44.48%
Legal entities and nominal holders

Registered holders with share in the Company stock capital over 5%:

Security holder	Share in the stock capital, as of:	
	31.12.2006	31.12.2007
OJSC Russian Joint-Stock Company "Unified Energy System of Russia"	48.614 %	48.614 %
CJSC «Depository Clearing Company» (ZAO) (nominal holder)	37.58%	39.951%
Natural persons	7.905%	6,691%

As of 16 February 2007 common and privileged inscribed uncertified shares of OJSC "Samaraenergo" with the nominal value of 0.25 Rubles and 0.1 Rubles are permitted for trade in the OJSC "Russian Trade System", in the section "Permitted securities not included in cost lists".

Share codes of OJSC "Samaraenergo" given by OJSC Stock Exchange "Russian Trade System":

	Common shares	Privileged shares
Classic market	SAGO	SAGOP
Stock market	SAGOG	SAGOPG


Weighted average price
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
01.05.07 01.06.07 01.07.07 01.08.07 01.09.07 01.10.07 01.11.07 01.12.07

* source: www.rts.ru

This chart gives the change in the rate of privileged shares of OJSC "Samaraenergo". Since the beginning of trade sessions in May 2007 there has been a decrease in the weighted average price from 0.57 Rubles per share to 0.18 Rubles. As of 21 December 2007 the market price per privileged share of OJSC "Samaraenergo" is 0.20 Rubles.

Trade volume, privileged shares*


Trade Volume, RUR
200 000.00
180 000.00
160 000.00
140 000.00
120 000.00
100 000.00
80 000.00
60 000.00
40 000.00
20 000.00
0.00
01.05.07
01.06.07
01.07.07
01.08.07
01.09.07
01.10.07
01.11.07
01.12.07

Change in the rate of common shares*


Weighted average price
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
24.04.07 24.05.07 24.06.07 24.07.07 24.08.07 24.09.07 24.10.07 24.11.07 24.12.07

* source: www.rts.ru

An analysis of the changes of weighted average prices for OJSC "Samaraenergo" common shares shows a trend similar to the change in the privileged shares price. Since the beginning of trade sessions until the end of March 2007, there can be observed an increase in the market price of the shares. The period from July to December 2007 is characterized by a decrease of the weighted average price down to 0.46 Rubles per one common share.

As of 21 December 2007 the market share per common share of OJSC "Samaraenergo" is 0.516 Rubles.

Trade volume, common shares*


30 000.00
25 000.00
20 000.00
15 000.00
10 000.00
5 000.00
0.00
Trade volume, RUR
24.04.2007
24.07.2007
30.08.2007
28.09.2007
31.10.2007
30.11.2007
27.12.2007

As of 28 December 2007 the Company capitalization by market price of privileged shares on the common and stock markets was 104,842,310.12 Rubles; by common shares: 1,827,467,304.64 Rubles.

Company capitalization for the year 2007, in accordance with market price data of the OJSC Stock Exchange "Russian Trade System":

	Common shares, Rubles.	Privileged shares, Rubles	Total capitalization, Rubles.
as of 28.12.2007	1,827,467,304.64	104,842,310.12	1,932,309,614.76

Section 4. Key Performance Indicators (for Generating Companies)

As of 1 January 2006 the interregional companies OJSC "Volzhskaya TGK" and OJSC "Volzhskaya MRK", created with the participation of the OJSCs "Samaraenergo", "Saratovenergo" and "Ulyanovskenergo", entered into operation, assuming the functions of the Energo stock companies in generating and distributing electrical and thermal power.

For this reason the OJSC "Samaraenergo" is not furnished with information on the volume of power generated and capacity broken down by generating facilities.

Section 5. Energy sales activity

5.1. Power Supply and Sales Survey for the Last 3 Years, Including Data on Customer' Arrears

In 2007 the effective power supply was 19,262.1 mln.kW.hr, which is an increase of 4.6% of volume set in the business plan.

The main objectives of energy supply activity were the following:

1. To strengthen the influence and standing of the OJSC "Samaraenegro" as an guaranteed power supplier and as a contractor for power transfer services in the retail market and as a customer in the wholesale market.
2. To fulfill the planned level of sales.
3. To retain customers in the consumer electricity market.
4. To switch over electrical power customers to direct billing from power supply vendors.
5. To interact with and develop relationships with territorial internet organizations.

OJSC "Samaraenergo". Volume of Sales and Generation of Electrical Power in 2005-2007.

Thousand rubles (VAT incl.)

Index	2005	2006	2007
Commodity	19,959,610	22,177,965	25,438,242
Sales	19,918,153	22,183,723	25,327,013
Level of Sales	99.8 %	100.0 %	99.6 %



99.8%
100.0%
99.6%
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
19 959 610
19 918 153
22 177 965
22 183 723
25 438 242
25 327 013
Sales volume
Generation volume

OJSC "Samaraenergo". Customer arrears survey for 2005-2007.

Company's customers.

thousand rubles

01.01.2005	01.01.2006	01.01.2007	01.01.2008
500,382	470,205	368,613	454,974

Receivables from the OJSC "Volzhskaya" for electrical energy acquired for the compensation of losses.

thousand rubles

01.01.2005	01.01.2006	01.01.2007	01.01.2008
-	-	19,813	10,182

Receivables from other net operators for electrical energy purchased for the compensation of losses.

thousand rubles

01.01.2005	01.01.2006	01.01.2007	01.01.2008
-	-	-	11,712

Total:

thousand rubles

01.01.2005	01.01.2006	01.01.2007	01.01.2008
500,382	470,205	388,426	476,868



550 000
500 000
450 000
400 000
350 000
300 000
500 382
470 205
388 426
476 868
01.01.2005г.
01.01.2006г.
01.01.2007г.
01.01.2008г.

Energy sales were aimed at minimizing the following risks:

1. The exit of major OJSC "Samaraenergo" customers to the wholesale market.
2. The emergence of energy supply companies competing in the electrical energy retail market.
3. An increase in customer arrears which might be considered dubious and not collected.
4. A cash flow gap between the purchase of electrical energy acquired in the wholesale market and the availability of funds.

5.2. *Survey of Changes in the Energy Sales Structures (mutual settlements, letters of credit, cash) in the Last 5 Years.*

Index	2005 actual	2006 actual	2007 actual
Effective electrical energy supply (mln.kW.hr)	17,903	18,776	19,262
Sales of electric energy sales (mln. RUR) less VAT	16,779	18,723	21,558



Samaraenergo's effective electrical energy supply in 2007-2005 (mln.kW.hr)
20000
19500
19000
18500
18000
17500
17000
19262
18776
17903
2005
2006
2007

5.3. Electrical Energy Prices Survey Broken Down by Dates of Price Adjustment in the Last 3 Years.

In 2007, electricity prices were set by orders nos. 47, 51 of 24.11.2006 and nos. 42, 43 of 10.11.2006 of the Directorate for Government Regulation and Control in Electrical Energy Production in the Samara Region.

Electricity prices were calculated in accordance with:

1. The pricing policy for the electricity and thermal energy market in the Russian Federation, established by act №109 of the Russian Government, dated 26.02.04.
2. Instructions for the calculation of regulated prices for electric (thermal) energy in the retail (consumer) market, approved by order №20-э/2 of 06.08.2004of the Federal Agency for Tariffs.

Survey of Electric Energy Prices Broken Down by Consumer Groups

RUR/MWhr

Consumer groups	Voltage level	2005	2006	2007	Price Increase 2007/2006	
		Orders №24, 25 of 10.11.04 №41 of 10.12.04 of the Directorate for Government Regulation and Control in Electrical Energy Production	Directorate's Orders № 56, 57, 58 of 05.12.05, №60 of 08.12.05	Directorate's Orders № 47,51 of 24.11.2007, № 42,43 of 10.11.2006	RUR/MWhr	%
Basic consumers	High	932	1,013	1,104	91	9.0
	Medium 1	1,397	1,518	1,655	137	9.0
	Medium 2	1,555	1,690	1,842	152	9.0
	Low	1,700	1,848	2,014	166	9.0
Other consumers	High	951	1,025	1,117	92	9.0
	Medium 1	1,419	1,532	1,670	138	9.0
	Medium 2	1,606	1,734	1,890	156	9.0
	Low	1,848	1,996	2,176	180	9.0
Agricultural producers	High	865	932	1,016	84	9.0
	Medium 1	1,290	1,391	1,516	125	9.0
	Medium 2	1,460	1,574	1,716	142	9.0
	Low	1,680	1,811	1,974	163	9.0
Social security agencies		980	1,056	1,151	95	9.0
Urban population*		1,150	1,310	1,480	170	13.0
Rural population*		800	920	1040	120	13.0
All-tier governments' agencies		1,300	1,404	1,530	126	9.0
Average price for consumers of the OJSC "Samaraenergo"		917	1,008	1,102	94	9.3

* price includes VAT

Pursuant to orders of the Directorate for Government Regulation and Control in Electrical Energy Production in Samara Region, prices for the general public and other consumers similarly charged increased by 13% in 2007, and for other consumers the increase was 9% as against 2006.

According to the results of the tariff company, the average price for "Samaraenergo" consumers in 2007 was 1,102 rubles./MWhr, a 9.3% increase on 2006.


Survey of Electric Energy Prices for Samaraenergo's consumers in 2005-2007 years, RUR/MWhr
2005
2006
2007
Average price 2005
Average price 2006
Average price 2007
RUR/MWhr
Basic consumers High
Basic consumers Medium 1
Basic consumers Medium 2
Basic consumers Low
Other consumers High
Other consumers Medium 1
Other consumers Medium 2
Other consumers Low
Agricultural producers High
Agricultural producers Medium 1
Agricultural producers Medium 2
Agricultural producers Low
Social security agencies
Urban population*
Rural population*
All-tier governments' agencies

5.4. NOREM Regulated/Non-regulated Purchase/Sales Prices Survey (Graph Chart and Text Presentation).

The indicative electrical energy price in 2007 was 402.91 RUR/MWhr. The non-regulated purchase price over the year was 648.3 RUR/MWhr, and the non-regulated sales price was 553 RUR/MWhr.

NOREM Non-regulated Purchase/Sales Prices Survey in 2007 year


RUR/MWhr
1st quarter
2nd quater
3d quater
4th quater
indicative electricity price
non-regulated purchase price
non-regulated sales price

5.5. Survey of NOREM Energy Purchases Volume Broken Down into Regulated and Non-regulated Bids Featuring Market Liberalization.

In 2007 the OJSC "Samaraenergo" purchased 20,855.15 mln. kWhr of electrical energy at NOREM, including 18,830.57 mln. kWhr at a regulated price and 2,024.57 mln. kWhr at a non-regulated price (on the Next-day Offer market and on the Floating market).

At the same time in the first and second quarters the share of purchase at a regulated price was 0.94 and 0.92, and in the third and fourth quarters, the share of purchase at a non-regulated price decreased to 0.87 and 0.88 respectively, due to market liberalization.

In all, in 2007 the share of regulated price purchases was 0.9.

Volumes of Energy Purchases at Regulated and Non-regulated Prices in 2007 year



7 000.00
6 000.00
5 000.00
4 000.00
3 000.00
2 000.00
1 000.00
0.00
mln. kWh
1st quater
2nd quater
3d quater
4th quater
volume of purchases at a regulated price
volume of purchases at a non-regulated price

5.6. *Survey of Energy Consumption, Sales, and Customer Arrears Distribution in the Last 3 Years Broken Down by Regulated/Non-regulated Volumes. (Pie-chart and Text Presentation).*

Indices		2005 actual	2006 actual	2007 actual
Effective supply of electrical energy (mln. kWhr)	total	17,903	18,776	19,262
	regulated		18,735	17,670
	non-regulated		41	1,592
Electrical energy sales (mln. RUR) less VAT	total	16,779	18,723	21,558
	regulated		18,676	19,524
	non-regulated		47	2,034

The 2007 business plan included a rise of 113.8 mln. rubles in customer arrears. In reality customer arrears have increased by 88.4 mln. rubles.

The sales index was set at 99.6%. The actual index in 2007 was 99.6%.

As of 01.01.2008 customer arrears amounted to 454.97 mln. rubles, the OJSC "Volzhskaya" debt liability for electrical energy purchased to compensate losses was 10.18 mln. rubles,and the debt liability of other net operators for electrical energy purchased to compensate losses was 11.71 mln. rubles.

By 01.01.2008 the following changes had taken place in the customer's debt liability distribution with regard to liquidity as compared to the beginning of the year:

- Current debt had increased by 2.8%;
- Non-recoverable ("dead") debt had increased by 1.2%;
- Operational debt had increased by 1.8%;
- Deferrable debt had increased by 5.8%.

As a result, by 01.01.2008 there was the following scheme of debt liability for electric energy supplied:

- current - 82.3%
- operational - 8.5%
- deferrable - 6.8%
- non-recoverable ("dead") - 2.4%.

Debt liability for energy as of 01.01.2007

- current - 79.5%

- operational - 6.7%
- deferrable - 12.6%
- non-recoverable (“dead”) - 1.2%.

Debt liability for energy as of 01.01.2006
- current - 66.0%
- operational - 10.2%
- deferrable - 5.2%
- non-recoverable (“dead”) - 18,6%.

Distribution of customers’ debt liability by liquidity factor in 2005-2007.

at 01.01.08


non-recoverable (“dead”)
2.4%
deferrable
6.8%
operational
8.5%
current
82.3%

at 01.01.07


non-recoverable (“dead”)
1.2%
deferrable
12.6%
operational
6.7%
current
79.5%

at 01.01.06


non-recoverable (“dead”)
18.6%
deferrable
5.2%
operational
10.2%
current
66.0%

Section 6. Key Performance Indicators for the Company's Accounting and Financial Reports

6.1. Principal Provisions of the Company's Accounting Policy.

The accounting policy of OJSC "Samaraenergo" for the year 2007 is ratified by order No 231 of 29.12.2006.

1. **Guiding Principles.**

OJSC "Samaraenergo" adheres to an accounting policy compliant with federal law of 21 November 1996 (129-F3) "On accounting", with the statute on conducting financial accounts in the Russian Federation approved by the Russian Ministry of Finance order No 34 of 29.07.98, with the statutes on accounting "PBU 1-PBU 20", and with other regulations concerning accounting.

The accounting report is arrived at using a working scheme of accounts developed on the basis of a sample accounts scheme of the RAO "EES Rossii" holding, and in accordance with a book-keeping scheme approved by Russian Ministry of Finance order No 94n of 31 October 2000, adjusted to features of the software used for accounting by OJSC "Samaraenergo". As a component of the scheme of accounts, sub-accounts are used by the Company according to the management's requirements, including for analysis, control and reporting requirements.

2. **Filing of the Financial (Accounting) Report.**

The annual accounting report of OJSC "Samaraenergo" is approved by the general shareholders' meeting in accordance with the provisions of Article 48 of the law "On shareholdings" (No 208-F3) of 29.12.2004.

The financial report of OJSC "Samaraenergo" is composed in compliance with the IFAS (International Financial Accounting Standards) on the basis of consolidation tables: i.e. records covering each reporting cycle and filed by branches and by the accounts office of the executive directorate.

3. **Assets and Liabilities Inventory Procedure.**

The assets and liabilities inventory is carried out in accordance with item 1 Article 12 of the Federal law "On accounting" (No 129-F3) of 21.11.1996, and the Guidelines for assets and financial liabilities inventory approved by Russian Ministry of Finance order No 49 of 13.06.1995.

An inventory is mandatory whenever required by applicable law.

4. **Calculation of Capital Investment and Equipment under Installation.**

The calculation of capital investment is undertaken in accordance with Statute on Accounting 2/94 "Calculating agreements (contracts) on capital construction", and "Provisions for calculating long-term investment" (approved by letter No 160 of the Ministry of Finance dated 30.12.1993).

Capital investment includes expenditures intended for the construction, acquisition, reconstruction and modernization of fixed assets, and also for the construction and acquisition of intangible assets and R&D costs.

Capital investment is assessed as an amount of the Company's actual expenses.

5. **Calculation of Fixed Assets.**

The calculation of fixed assets in OJSC "Samaraenergo" is undertaken in accordance with the Statute on Accounting 6/01 approved by Russian Ministry of Finance order No 45n of 18 May 2002 and the "Guidelines for fixed assets accounting" approved by Russian Ministry of Finance order No 91n of 13.10.2003

Fixed assets include assets which meet the criteria listed in item 4 of Statute on Accounting 6/01.

An asset is considered to be fixed when its value can be reliably assessed and when the asset's acquisition by the Company has been documented in accordance with item 7 of the "Guidelines for fixed assets accounting".

The revaluation of fixed asset units is conducted in accordance with item 15 of Statute on Accounting 6/01 by order of the chief executive. The revaluation of fixed assets is undertaken a maximum of once a year. The method of assessment of current (NPV) value (via indexation or direct revaluation) is chosen at each revaluation and is approved by the chief executive's order.

The useful lifetime of fixed asset items which have been entered in the accounting record before 1 January 2002 is determined in accordance with Resolution No 1072 of the USSR Council of Ministers of 22 October 1990, "On uniform depreciation rates for the full replenishment of fixed assets in the USSR economy".

The useful lifetime of fixed asset items which have been entered in the accounting record after 1 January 2002 is determined in accordance with Resolution No 1 of the Russian government of 1 January 2002 "On the classification of fixed assets included in depreciation groups ".

One month plus is the minimal useful lifetime for each depreciation group.

6. **Calculation of Intangible Assets.**

The calculation of intangible assets, with the exception of R&D yield, is undertaken in accordance with the Statute on Accounting 6/01 approved by Russian Ministry of Finance order No 91n of 16.10.2000.

Intangible assets include assets which meet the criteria listed in item 3 of the Statute on Accounting 6/01.

Assets are considered to be intangible when their value can be reliably assessed and when the asset's acquisition by the Company has been documented in accordance with the applicable law on accounting.

The depreciation of intangible assets is calculated by a linear mode based on useful lifetime with as applied by account 05.

7. **Calculation of R&D Costs.**

The calculation of R&D costs is undertaken in accordance with Statute on Accounting 6/01, approved by Russian Ministry of Finance order No 115n of 19.11.2002.

R&D costs are considered to be R&D, experimental design and technological works undertaken both on their own and by means of outsourcers, having yielded either products subject to copyright protection though being not registered under applicable law or products not subject to copyright protection under applicable law.

In the accounting report R&D costs are recorded separately in the section "Non-operating assets", line 110, laid out in accordance with line 115.

8. **Calculation of procurement reserves.**

The calculation of procurement reserves is undertaken in accordance with the Statute on Accounting 6/01, approved by Russian Ministry of Finance order 44n of 09.06.01, and in accordance with the accounting guidelines for procurement reserves accounting approved by Russian Ministry of Finance order 119n of 18.12.2001.

In accordance with item 2 of the Statute on Accounting 6/01, assets are considered to be procurement reserves. Procurement reserves include materials, produce, and merchandise intended for re-sale and for non-compensatable distribution. They are grouped in accordance with each item subject to accounting, and are presented in the Working scheme of accounts in the context of sub-accounts.

9. **Calculation of funds.**

The Company's cash, moneys in bank accounts, and monetary documents, are subject to accounting.

In the financial (accounting) report (balance), the remaining balance in a cashier's counter and in bank accounts is recorded as "Funds" in an amount equal to an equivalent in Rubles. Information about fund transfers is recorded in F. 8 "Report on the transfer of funds".

10. **Calculation of monetary investments.**

The calculation of monetary investments is subject to the Statute on Accounting PBU19/02 "Assets Accounting" ratified by Russian Ministry of Finance order No 126n of 10.12.2002.

The Company's monetary investments comprise assets which meet the criteria set forth in item 3 of the Statute on Accounting PBU19/02 "Assets Accounting" .

Monetary investments are divided into two groups for evaluation in reporting:

- monetary investments with an assessable market value;
- monetary investments with a market value which is not assessable.

Monetary investments with a market value which is assessable via a regular procedure are evaluated on a quarterly basis by adjustment against their value in the previous reporting cycle. A spread between the monetary investments value in the current reporting cycle and that of the previous cycle is reported as in the financial statement of OJSC "Samaraenergo" (in account 91 "Other revenues and expenditures").

Monetary investments with non-assessable market value are subject to reporting in the spreadsheets as of a reporting date by the initial value.

Loans given by OJSC "Samaraenergo" to other organizations and individuals in a monetary form and in kind are reported in the "Loans issued" sub-account.

The accounting of depository notes is carried out in the "Depository notes" sub-account.

The accounting of financial letters of credit is done in the "L/C" sub-account. Letters of credit are administered to authorized staff only, who are nominated by OJSC "Samaraenergo".

In the financial (accounting) report funds are broken down into short-term and long-term assets.

11. Calculation of future expenditures.

For the purpose of maintaining a balance of revenues and expenditures, the expenditures sustained in the current reporting cycle though related to future reporting cycles are accounted as part of future expenditures, including:

- licenses, authorizations, certificates, excluding costs for their processing (state duty);
- non-recurring licenses, authorizations, certificates of payment for right of access to the 'Internet' system;
- costs related to the procurement of rights for the use of software programs and databases under agreements with rights holders (non-exclusive rights), including costs for the expansion and renovation of programs and databases;
- costs for insuring property and employees;
- costs the payment of employees' vacation pay, transferred to the month following;
- other costs related to future periods.

Costs for license processing are given in current costs.

Losses incurred in accessing the telephone network are written off over a 12-month period, starting from the month of subscription to the deed of work fulfilled.

The remaining expenditure for future periods is shown in the financial (accounting) statement as the sum of the actual costs of working assets.

12. Calculation of settlements and liabilities.

Property rights are recognized as accounts receivable from a debtor, on receipt of a specified cash sum, goods, or services, etc. Accounts receivable are shown in total, to be paid in full or periodically by the product buyers, or by the consumers of works or services, on the basis of the contract conditions.

Accounts receivable are shown in the financial (accounting) statement in the sum due to be paid in fact.

13. Capital accounting.

The capital of a Company consists of:

- Corporate assets;
- Surplus assets;
- Reserve assets;
- Undistributed income.

Corporate assets consist of founders' shares and the equity of shares distributed among shareholders in accordance with the Company Statute.

Surplus assets consist of the sum of the revaluation of fixed assets and of issue revenues, calculated as the difference between the nominal value and the market value of shares raised in the course of capital accumulation due to sales of shares at a price exceeding nominal value. Surplus capital use is regulated by the Company's general shareholders' meeting, and includes the accumulation of authorized capital stock and the distribution of gains between Company's shareholders, etc.

Reserve capital is established according a procedure and in an amount stipulated by the Statute; i.e. no more than 5% of the authorized capital stock. By agreement of the Company's general shareholders' meeting, reserve capital is used to cover the Company's losses in the year reported and to pay off the Company's bonds.

14. Calculation of revenues and expenditures.

The calculation of revenues from the sales of merchandise, works, and services is undertaken in accordance with the Statute on Accounting PBU 9/99 "Revenues of an organization" (approved by Russian Ministry of Finance order No 32n of 06.05.1999 (in Russian Ministry of Finance edited orders No107n of,30.12.1999 and No 27n of 30.03.2001).

The Company's revenues include gains from the resale of electrical energy and capacity by approved tariffs and from other kinds of gainful activity (revenues from regular activities). Revenues other than from regular activities are counted as other gains (in accordance with items 7 and 9 of the Statute on Accounting PBU 9/99 "Revenues of an organization").

The accounting of collections from the sales of merchandise and service provision is undertaken in account 90 "Collections" by types of activities analyzed according to the scheme of accounts. Collections are recorded in the accounts in accordance with item 12 of the Statute on Accounting PBU 9/99.

The calculation of expenditures is undertaken in accordance with the Statute on Accounting PBU 10/99 "Expenditures of an organization" (approved by Russian Ministry of Finance order No 33n of 06.05.1999 (in Russian Ministry of Finance edited orders No107n of 30.12.1999 and No 27n of 30.03.2001).

Expenditures incurred in regular kinds of activities include all expenses connected with the sales of merchandise, service provision, and the performance of works in accordance with items 5-10 of the Statute on Accounting PBU 10/99 "Expenditures of an organization".

Expenditures are recognized in the accounts report in accordance with items 16 and 18 of the Statute on Accounting PBU 10/99.

15. Calculation of current income tax.

Current income (loss) tax is calculated in the accounts in accordance with Statute on Accounting PBU 18/02 "Accounting of income tax calculation" approved by Russian Ministry of Finance order No 114n of 19.11.2002.

In the accounts, regular tax liabilities and regular tax credits are recorded in account 99 "Income and losses", in the sub-accounts "Regular tax liabilities" and "Regular tax assets" respectively.

In accordance with Russian Ministry of Finance order No 38n of 07.05.2003, deferred tax assets are recorded in the accounts report in account 77 "Deferred tax liabilities" and account 09 "Deferred tax credits".

16. Calculation of assets and liabilities nominated in a foreign currency.

The value of assets and liabilities nominated in a foreign currency is recorded in the Company's accounts in accordance with Statute on Accounting PBU 3/2000 "Accounting of assets and liabilities nominated in a foreign currency" approved by Russian Ministry of Finance order No 2n of 10.01.2000.

For accounting and reporting purposes, the value of assets and liabilities nominated in a foreign currency is subject to revaluation in Russian Rubles at the Central Bank of the Russian Federation's rate effective on the date of reporting.

17. Extra-balance calculation of assets and liabilities.

Information on the availability of and movement of valuables temporarily used by or at the disposal of the Company, and on conditional rights and liabilities, is recorded in the extra-balance accounts. The calculation of the said items is performed by a simple scheme (without the dual recording method).

18. Records in the accounts of events beyond the date of reporting, conditional facts of commercial activity, information on terminated activity, information on affiliated entities, and information on segments.

The recording of events beyond the date of reporting is undertaken in accordance with Statute on Accounting PBU 7/98 "Events after reporting date" approved by Russian Ministry of Finance order No 56n of 25.11.1998.

OJSC "Samaraenergo" keeps accounting records of events which may or will influence the financial condition, cash flow, or the Company's operational outcome, and which take place in the period between the date of reporting and the date on which a reporting cycle accounting statement is signed-off.

19. Calculation of taxes

OJSC "Samaraenergo" calculates and pays taxes and fees in accordance with the legislation of the Russian Federation on taxes and fees, and in accordance with Russian regional legislation on taxes and fees, and local government regulations on taxes and fees.

The central accounting office of OJSC "Samaraenergo" makes a tax-base statement and files a tax return on the basis of data furnished by the tax accounting section and by separate divisions of OJSC "Samaraenergo".

6.2. *Survey of the Company's operational outcome and financial condition (including private assets' composition and performance analysis) over the past 3 years*

		2005	2006	2007
Sales, incl.	thousand RUB	25,649,889	21,684,415	25,060,352
Net cost, incl.	thousand RUB	24,103,399	21,419,098	24,814,573
Gross income	thousand RUB	1,546,490	265,317	245,779
Income before tax	thousand RUB	841,843	556,432	707,613
Net income	thousand RUB	760,729	(264,317)	1,231,785

Financial indices	**Indices' value**			
Liquidity indices	**2005**	**2006**	**2007**	**Recommended value**
Absolute liquidity ratio	1.040	1.21	0.93	0.2-0.5
Urgent liquidity ratio	2.396	1.83	1.91	0.8-1.0
Current liquidity ratio	2.525	2.07	2.29	>1.0
Financial viability ratio				
Financial self-sufficiency ratio	0.901	0.63	0.70	0.5-0.6
Profitability indices				
Sales profitability	6.03%	1.22%	-0.99	-
Profitability of own capital	3.04%	-12.66%	24.50	-
Profitability of assets	3.05%	-7.9%	28.40	-
Business activity indices				
Receivables	241.0%	21.8%	71.2%	-
Payables	44.7%	56.2%	-9.82	-
Receivables/Payables Ratio	1.680	0.65	1.24	-

The values of relative financial indices are equal to or above the recommended figures. An analysis of liquidity indices and financial viability for a period since early 2005 assumes that the Company's financial condition is relatively stable.

Over the period observed, an express-analysis (according to the method for rating the subsidiaries and affiliates of the RAO "EES Rossii") shows that the Company has maintained a stable financial position over recent years.

	as of 01.01.2007 (thousand RUR)	as of 31.12.2007 (thousand RUR)	deviation	
			actual	%
Assets	3,333,372	4,580,743	1,247,371	37.42
Intangible assets	1,740	531	-1,209	-69.48
Fixed assets	62,049	62,330	281	0.45
Unfinished construction	3,333	4,860	1,527	45.81
Long-term financial investment	702,891	1,382,101	679,210	96.63
Other non-operating assets (including tax credits deferred)	6,116	15,570	9,454	154.58
Reserves	30,731	36,501	5,770	18.78
VAT on acquired values	244,991	461,474	216,483	88.36
Receivables	790,695	1,353,786	563,073	71.21
Short-term financial investment	1,185,483	972,022	-213,461	-18.01
Moneys	305,343	291,586	-13,757	-4.51
Other operating assets	0	0	0	-
Liabilities	1,243,150	1,367,503	124,353	10.00

Long-term loan and credit liabilities	0	0	0	-
Other long-term liabilities(including reserve in dubious debts)	8,419	7,880	-539	-6.40
Short-term loan and credit liabilities	0	254,600	254,600	-
Payables	1,214,270	1,094,978	-119,292	-9.82
Liabilities to shareholders for income payment	20,461	10,045	-10,416	-50.91
Reserves for future expenditures and payments	0	0	0	-
Net Assets	2,090,222	3,213,240	1,123,018	53.73
Authorized capital stock	889,952	889,952	0	0.00
Net Assets less authorized capital stock	1,200,270	2,323,288	1,123,018	93.56

The value of net assets exceeds the authorized capital stock and serves as the principal index of the Company's financial stability.

6.3. Balance sheet of the Company for the reporting period.

Appendix to Ministry of Finance Order No. 67n
of 22 July 2003

BALANCE SHEET
as per the internal standard of RAO UES of Russia
as of 31 December 2007

	CODES
Form No. 1 as per Russian Classification of Management Documentation (OKUD)	0710001
Date (year/month/day)	2007/12/31
Organization: **"SAMARAENERGO" OJSC**	102504
Taxpayer Identification Number	6315222985
Activity Type	51.56.4
Legal Form / Property Category — As per Russian Classification of Organizational and Legal Forms / Russian Classification of Property Categories (OKOPF/OKFS)	47/34
Measurement Unit: Russian Rubles in thousands — As per Russian Classification of Measurement Units (OKEI)	384

443099 Samara, ul. Leningradskaya, d. 27

ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	1,740	531
including:				
rights to patents, programs, trademarks (service marks)				
any other similar rights and assets		111	46	34
organizational expenses		112	-	-
goodwill		113	-	-
other intangible assets		114	-	-
R&D results		115	1,694	497
Fixed assets		120	62,049	62,330
including:				
land and natural resources		121	40	50
buildings, machinery and equipment, structures		122	55,907	57,582
other fixed assets		123	6,102	4,698
Construction in progress		130	3,333	4,860
including:				
equipment accepted for installation		*13001*	-	1,854
investments in noncurrent assets		*13002*	3,333	3,006
Income-bearing investments in tangible assets		135	-	-
including:				
property for leasing		136	-	-
property leased out under rental agreement		137	-	-
Long-term financial investments		140	702,891	1,382,101
including:				
investments in subsidiaries		141	467	-
investments in affiliates		142	1,066	90
investments in other entities		143	826	6

loans extended to entities for more than 12 months		144	-	-
Other long-term financial investments		145	[illegible]	[illegible]
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiaries		146	-	-
Parent company's participation in subsidiary		147	-	-
Deferred tax assets		148	6,116	15,570
Other noncurrent assets		150	-	-
Section I TOTAL		190	776,129	1,465,392

ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	30,731	36,501
including:				
raw materials, consumables and other similar assets		211	10,596	11,662
including:				
fuel oil		*21101*	-	-
coal		*21102*	-	-
diesel oil		*21103*	-	-
other process oil		*21104*	-	-
spare parts		*21105*	5,160	5,508
other raw materials and consumables		*21107*	5,436	6.154
livestock		212	-	-
work-in-progress costs		213	-	-
finished products and goods for resale		214	134	2,006
goods dispatched		215	-	-
deferred expenses		216	20,001	22,833
other inventories and costs		217	-	-
Value added tax on assets purchased		220	244,991	461,474
Including				
VAT on energy purchases		*22001*	15,736	185,236
Accounts receivable (amounts falling due after more than 12 months from balance sheet date)		230	24,184	16,020
including:				
buyers and customers		231	-	-
including:				
funded by federal budget		*23101*	-	-
funded by RF constituent entity budgets		*23102*	-	-
funded by local budgets		*23103*	-	-
other buyers and customers		*23104*	-	-
notes receivable		232	-	-
receivables from subsidiaries and affiliates		233	-	-
Advance payments made		234	-	-
other debtors		235	24,184	16,020
including:				
receivables per partnership agreements		23501		-

ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
Notes		23502	-	-
other debtors		23503	24,184	16,020
Accounts receivable (amounts falling due within 12 months from balance sheet date)		240	766.511	1,337,748
including:				
buyers and customers		241	268,900	528,698
including:				
electricity sales within Group		*24101*	-	-
intermediaries in electricity and heat sales		*24102*	-	-
entities funded by federal budget		*24103*	4.954	19,549
entities funded by RF constituent entity budgets		*24104*	-	-
entities funded by local budgets		*24105*	9,832	19,774
other electricity and heat consumers		*24106*	160,781	437.634
transmission fee		*24107*	-	-
other buyers and customers		*24108*	93.333	51.741
notes receivable		242	-	-
receivables from subsidiaries and affiliates		243	-	-
receivables from				
participants (founders) for equity		244	-	-
Advance payments made		245	69.059	52,918
including:				
electricity and heat suppliers		*24501*	9,147	1,927
fuel suppliers		*24502*	755	657
consumable suppliers		*24503*	514	342
construction organizations		*24504*	11,362	58
repair and maintenance service suppliers		*24505*	64	7
service entities		*24506*	35,572	48.685
other advance payments made		*24507*	11,645	1.242
other debtors		246	428,552	756,132
including:				
fines, penalties and liquidated damages per agreements		*24601*	21,405	12,598
tax excess payments to federal budget		*24602*	211,330	178,346
tax excess payments to RF constituent entity budgets		*24603*	23,665	366.333
Tax excess payments to local budgets		*24604*	39,848	36,807
excess payments to extra-budgetary public funds		*24605*	162	-
debts to RAO UES of Russia for engineering services		*24607*	-	-
debts of RAO UES of Russia for engineering services		*24608*	-	-
debts to RAO UES of Russia for design and exploration work		*24609*	-	-
debts of RAO UES of Russia for design and exploration work		*24610*	-	-
share purchase settlements		*24612*	-	-
Notes		*24613*	-	-
other debtors		*24611*	132,142	162.102

Short-term financial investments		250	1.185,483	972.022
including:				
loans extended to entities for less than 12 months		251	-	-
other short-term financial investments		253	1.185,483	972.022
Cash		260	305,343	291,586
including:				
cash in hand		261	-	-
settlement accounts		262	237,652	102,729
foreign currency accounts		263	-	-
other cash		264	67.691	188,857
including:				
special bank accounts		*26401*	67.686	188,853
money documents		*26402*	5	4
transfers in transit		*26403*	-	-
Other current assets		270	-	-
including:				
internal settlements for current transactions		*27002*	-	-
internal settlements for construction		*27003*	-	-
internal settlements for design and exploration work		*27004*	-	-
internal settlements for asset protection cost breakdown		*27006*	-	-
internal settlements for VAT		*27007*	-	-
other current assets		*27005*	-	-
Section II TOTAL		290	2,557,243	3.115.351
Balance		300	3,333,372	4.580,743

LIABILITIES	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital		410	889,952	889,952
including:				
preference shares		*41001*	5,220	5.220
ordinary shares		*41002*	884,732	884.732
Treasury stock		415	-	-
Incremental capital		420	1,162,666	1.161.585
Settlements with regard to segregated property		423	-	-
Reserve funds		430	204,437	204,437
including:				
statutory reserves		431	204,437	204,437
reserves formed in accordance with constitutive documents		432	-	-
Special-purpose financing		450	-	-
Undistributed profit (uncovered loss)				
Undistributed profit in previous years		460	-	-
Uncovered loss in previous years		465	(169,082)	(168,001)
Undistributed profit in accounting year		470	-	1,123,895
Uncovered loss in accounting year		475	-	-
Section III TOTAL		490	2.087,973	3.211,868

FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiaries		495	-	-
Minority interest		500	-	-
IV. LONG-TERM LIABILITIES				
Loans and credits		510	-	-
including:				
bank credits repayable after				
more than 12 months from balance sheet date		511	-	-
loans repayable after				
more than 12 months from balance sheet date		512	-	-
Deferred tax liabilities		515	8,419	7,880
Accounts payable		520	-	-
including:				
suppliers and contractors		52001	-	-
social funds		52002	-	-
including:				
Russian Pension Fund		*52003*	-	-
Compulsory Health Insurance Fund		*52004*	-	-
Employment Fund		*52005*	-	-
Social Insurance Fund		*52006*	-	-
fines and penalties payable to extra-budgetary public funds		*52007*	-	-
accounts payable to budget (restructured taxes)		52008	-	-
including:				
federal budget		*52009*	-	-
RF constituent entity budgets		*52010*	-	-
local budgets		*52011*	-	-
Income tax payable per transition period tax base		52020	-	-
including:				
federal budget		*52021*	-	-
RF constituent entity budgets		*52022*	-	-
local budgets		*52023*	-	-
other long-term liabilities		52012	-	-
Section IV TOTAL		590	8.419	7.880
V .SHORT-TERM LIABILITIES				
Loans and credits		610	-	254.600
including:				
bank credits repayable within				
12 months from balance sheet date		611	-	254.600
loans repayable within				
12 months from balance sheet date		612	-	-
LIABILITIES	Comments	Code	As of statement year start	As of statement year end
1	A	2	3	4

Accounts payable	620	1 214 270	1 094 978
including:			
suppliers and contractors	621	48 020	422 934
including:			
to power suppliers	*62101*	-	96 714
to other suppliers of power and heat	*62102*	14 405	-
to gas suppliers	*62103*	-	-
to fuel oil suppliers	*62104*	-	-
to coal suppliers	*62105*	-	-
to suppliers of other fuels	*62112*	270	86
to construction organizations	*62106*	-	1 653
to repair organizations	*62107*	173	199
subscription fee to RAO "EES of Russia"	*62108*	-	-
debt to Concern Rosenergoatom	*62110*	-	-
debt to nuclear power plant	*62111*	-	-
other suppliers and contractors	*62109*	33 172	324 282
subscription fee to OAO "SO CDU EES"	*62113*	-	-
subscription fee to OAO "FSK"	*62114*	-	-
payable bills of exchange	622	-	-
debt to affiliated and dependent companies	623	-	-
debt in wages fund to personnel	624	16 692	39 532
Including:			
Current	*62401*	16 692	39 532
overdue	*62402*	-	-
debt to state and non-budget funds	625	4 292	10 312
Including:			
Pension fund of RF	*62501*	3 592	7 694
Compulsory health insurance fund	*62502*	545	1 168
Employment fund	*62503*	-	-
Social security fund	*62504*	155	458
fines and penalties in non-budget state funds	*62505*	-	992
debt on taxes and fees	626	701 977	370 501
debt to budget, current	62610	701 977	370 501
Including:			
federal budget	*62601*	165 217	38 318
RF region budget	*62602*	457 452	307 084
local budgets	*62603*	79 308	25 099
debt to budget on value added tax as per transient period base	62620	-	-
Including:			
federal budget	*62621*	-	-
RF region budget	*62622*	-	-
local budgets	*62623*	-	-
advances received	627	345 556	208 324
Including:			

from power consumers		*62701*	-	205 914
from other power and heat consumers		*62702*	345 547	-
other advances received		*62703*	9	2 410
other creditors		628	97 733	43 375
Including:				
VAT in non-paid products		*62801*	34 206	13 135
debt to non-budget R&D fund		*62802*	-	-
debt to RAO "EES of Russia" on engineering Services		*62804*	-	-
debt to RAO "EES of Russia" for engineering services		*62805*	-	-
debt to RAO "EES of Russia" for design works		*62806*	-	-
debt to RAO "EES of Russia" for design works		*62807*	-	-
other creditors		*62808*	63 527	30 240

LIABILITIES	Comments	Code	As of statement year start	As of statement year end
1	A	2	3	4
Debt to members (establishers) on revenue payment		630	20 461	10 045
Deferred revenue		640	2 249	1 372
Reserves for deferred expenses and payments		650	-	-
Other short-term liabilities		660	-	-
including:				
internal economic settlements for current operations		*66002*	-	-
internal economic settlements for construction		*66003*	-	-
internal economic settlements for design works		*66004*	-	-
internal economic settlements for facilities security estimate		*66006*	-	-
internal economic settlements for VAT		*66007*	-	-
other short-term liabilities		*66005*	-	-
TOTAL on section V		690	1 236 980	1 360 995
BALANCE		700	3 333 372	4 580 743

Statement of valuables in off-balance sheet accounts

ASSETS	Comments	Code	As of statement start year	As of statement end period
Rented fixed assets		910	195 818	126 712
including under lease		911	-	-
Commodities in safety deposit		920	-	-
Materials accepted for processing		925	-	-
Goods accepted for commission		930	-	-
Equipment accepted for installation		935	-	-
Written-off bad debts		940	573 445	621 190
Security of liabilities and payments obtained		950	-	-

Security of liabilities and payments issued		960	-	-
Fixed assets depreciation		970	-	-
Depreciation of outdoor development objects and other such objects		980	-	-
Registered high-security forms		990	-	-
Fixed assets leased out		992	-	-
Assets held in federal property		993	-	-
Intangible assets, accepted for use		995	-	-
Assets transferred to charter capital as payment for shares bought		997	-	-

6.4. Statement of the Company's profit and loss over statement period.

Statement of profit and loss
over 12 months of 2007

		CODES
	Form #2 as per OKUD	0710002
	Date [yyyy, mm, dd]	2007\12\31
Organization **OJSC "SAMARAENERGO"**	as per OKPO	102504
Identification taxpayer's number	INN	6315222985
Area of operations	as per OKDP	51.56.4
Form of ownership / organization	as per OKOPF/OKFS	47\34
Unit of measurement thou.rub	as per OKEI	384

443099 Samara, 27 Leningradskaya str.

Name of indicator	Notes	Code page	Over reporting period	Over similar period of previous year
1	A	2	3	4
Income and expense in ordinary operations				
Sales revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and similar mandatory payments)		010	25.060.352	21.684.415
power and capacity to internal consumers		011	-	-
power and capacity exported		012	-	-
Heat		013	-	-
subscription fee (for RAO "EES of Russia")		014	-	-
sales revenue from transportation of power and heat		018	-	-
power for retail sales companies		019	25.056.976	21.643.019
other goods, products, works, services of industrial purpose		015	3.355	1.624
other goods, products, works, services of non-industrial purpose		016	21	39.772
goods, products, works, services in ordinary operations (for institutions)		017	-	-
revenue from membership in other organizations		032	-	-
Production cost of goods, production, works, services including sold:		020	(24.814.573)	(21.419.098)
power and capacity to internal consumers		021	-	-
power and capacity exported		022	-	-
Heat		023	-	-

subscription fee (for RAO "EES of Russia")		024	(561.799)	-
transportation of power and heat		028	(7.157.529)	-
power to retail sales companies		031	(17,093,002)	(21,383.298)
other goods, products, works, services of industrial purpose		025	(2,243)	(1,243)
other goods, products, works, services of non-industrial purpose		026	-	(34.557)
goods, products, works, services in ordinary operations (for institutions)		027	-	-
expenses for membership of other organizations		033	-	-
Gross profit		029	245,779	265.317
Selling expenses		030	(494.724)	-
G&A expenses		040	-	-
Profit (loss) from sales		050	(248,945)	265,317
Other revenue and expense				
Interest receivable		060	2.938	9.886
Interest payable		070	(11,116)	(2.046)
Revenue from membership in other organizations		080	11.130	11.650
Other revenue		090	2.934.758	3.884.581
Other expenses		100	(1.981.152)	(3.612.956)
Profit (loss) before tax		140	707.613	556.432
Deferred tax assets		143	9.456	(400)
Deferred tax liabilities		144	809	(890)
Current profit tax		145	7.687	(80.131)
Other similar mandatory payments		146	506 220	(739.328)
Profit tax and other similar mandatory payments		150	524 172	(820.749)
Profit (loss) from ordinary operations		160	1.231.785	(264.317)
FOR CONSOLIDATED STATEMENT				
Capitalized income (loss)		184	-	-
Minority share		185	-	-
Net profit (undistributed profit (loss) of statement period				
Net profit (undistributed profit (loss) of statement period		19010	**1,231,785**	**(264,317)**

Name of indicator	Comm.	Code line	Over statement period	Over similar period of previous year
1	A	2	3	4
REFERENCE ONLY FOR STRUCTURAL DIVISIONS OF RAO "EES OF RUSSIA"				
V. Internal economic settlements				
Profit obtained from representatives and branches of RAO "EES of Russia"				
includings from lines				
line 140 Profit (loss) before tax		19011	-	-
line 150 Profit tax and other similar mandatory payments...		19012	-	-
		19013		
		19014		
Net profit (undistributed profit (loss)) of statement period with account of that obtained from branches and Representative offices				
(19011+19012+19013+19014)		**19020**	-	-
Profit handed over by representatives and branches of RAO "EES of Russia"				
including: from lines				

line 140 Profit (loss) before tax		19031	-	-
line 150 Profit tax and other similar mandatory payments...		19032 19033 19034	-	-
Net profit (undistributed profit (loss)) of statement period with account of that handed over into RAO "EES of Russia" **(19031+19032+19033+19034)**		**19040**	**-**	**-**
Net profit (undistributed profit (loss)) of statement period (19010+19020-19040)		**190**	**1,231,785**	**(264,317)**

(rub.)

Name of indicator	Comm.	Code p.	Over statement period	Over similar period of previous year
1	**A**	**2**	**3**	**4**
REFERENCE ONLY				
Fixed tax liabilities (assets)		200	(187.779)	(52.124)
Base profit (loss) per share		201	0.3480	0.2020
Overcapitalized profit (loss) per share		202	0,3480	0,2020

DESCRIPTION OF SPECIFIC PROFITS AND LOSSES

Name of indicator	Comm.	Code	Over statement period	Over similar period of previous year
1	**A**	**2**	**3**	**4**
Fines, penalties and overdue payments recognized, or those whose payment is adjudicated by court (arbitration court)				
profit		210	1,848	1.263
loss		211	18	1.451
Profit (loss) of preceding years				
profit		220	24.134	9.833
loss		221	5.375	54.170
Reimbursement of losses caused by failure or default in discharge of obligations				
profit		230	9,718	-
loss		231	2,729	1.731
Currency exchange differential on currency operations				
profit		240	15	-
loss		241	-	-
Payments into valuation reserves				
loss		250	-	224.502
Writing-off of accounts receivable and payable, whose limitation period has expired				
profit		260	7.306	13
loss		261	47.745	6.456

Breakdown of form No. 2 "Statement of profit and loss" in accordance with the internal standard of RAO "EES Rossii" in 2007

On products delivered

Name of indicator	Comm.	Code p.	Over statement period	Over similar period in previous year
1	**over nine**	**2**	**3**	**4**

	months of 2006			
Interest payable including:		070	11.116	2.046
Interest on credits, loans		07003	11.116	2.046
Other payable interest (interest on bills of exchange, bonds etc)		07004	-	-
Other income including:		090	2.934.758	3.884.581
From sale of fixed assets, except apartments		09001	586	90
From sale of apartments		09002	-	-
From sale of reserve materials		09003	6	2.950
From sale of currency		09004	-	-
From sale of intangible assets		09005	-	-
From sale of securities		09006	1.915 970	2.885.700
From sale of other assets		09007	-	498
From joint operations		09009	-	-
2006 profit indicated during statement period		12001	24.134	-
2005 profit indicated during statement period		12002	-	5.122
2004 profit indicated during statement period		12003	-	1.310
Profit from before 01.01.2004 emerged during statement period		12004	-	3.401
Fines, penalties and overdue payments recognized, or those whose payment has been adjudicated by court (arbitration court)		12005	1.848	1.263
Accounts payable, over three years old		12008	7.306	13
Exchange differentials		12009	15	-
Property in surplus, based on inventory-taking		12010	1.979	1.845
Assets received gratis, except for fixed and intangible assets		12011	-	20.892
Profit from fixed assets received gratis, determined according to established procedure		12012	-	-
Value of material stocks and equipment written-off due to emergency situations, which are not repairable or suitable for further use		17032	-	-
Other income		12014	982.914	961.497

Name of indicator	Comm.	Code p.	Over statement Period	Over similar period in previous year
1	A	2	3	4
Other expenses including:		100	1.981.152	3.612.956
From sale of fixed assets, except apartments		10001	46	36
From sale of apartments		10002	-	-
From sale of reserve materials		10003	19	3.187
From sale of currency		10004	-	-
From sale of intangible assets		10005	-	-

From sale of securities	10006	1.745.522	2,931,051
From sale of other assets	10007	-	49
Police tax	10011	-	-
Vehicles re-sale tax	10013	-	-
Premises cleaning tax	10014	-	-
Advertisement tax	10015	-	-
Supplementary payment into VAT budget	10016	-	-
Tax on operations with securities	10026	-	-
Fee for using "Russia" in designation	10028	-	-
Other taxes	10017	-	50
Banking services	10018	68.622	68.723
Maintenance of suspended facilities	10019	-	-
Cancelled production orders	10020	-	-
Production costs. which produced no product	10021	-	-
Costs on maintenance of securities	10022	-	-
Reserves for doubtful accounts	10024	-	224.502
Reserve for devaluation of financial investments	10025	-	-
Reserves for devaluation of material stocks and equipment	10029	-	-
Reserves for operations being terminated	10030	-	-
Reserves for other conditional obligations	10031	-	-
Retirement of assets without income	10032	-	353
VAT on property transferred gratis	10033	-	-
Property transferred to municipal ownership	10034	730	961
2006 loss identified during statement period	13001	5,253	-
2005 loss identified during statement period	13002	3	22,840
2004 loss identified during statement period	13003	85	29,139
Loss before 01.01.2004 identified during statement period	13004	34	2,191
Fines. penalties and overdue payments recognized. or those whose payment has been adjudicated by court (arbitration court)	13005	18	1,451
State duties on economic contracts	13007	-	-
Accounts receivable. over three years old	13008	47,745	6.456
Exchange differentials	13009	-	-
Legal expenses	13010	2.639	1.201
Misappropriation. shortfalls	13021	39	1.839

Writing off of stock above rate of natural loss		13022	-	-
Expenses on enforcements		13024	-	-
Maintenance of social facilities at expense of profit		13026	36	175
Payment of cost of workers' apartments		13027	-	18
Expenses for holding sports events		13030	1.240	676
Expenses for holding cultural events		13031	-	23
Charity expenses		13032	878	-
Value of lost material and production stocks		18001	-	-
loss from write-off due to exceptional circumstances		18002	-	-
Other expenses		13029	108.243	318.035

Name of indicator	Comm.	Code p.	Over statement period	Over similar period in previous year
1	A	2	3	4
Profit tax and other similar mandatory payments including:		150	(524.172)	820.749
Conventional expenditure (income)		15071	169.827	133.545
Profit tax on the basis of the transition period		15005	-	-
Permanent tax liabilities		15006	(187.779)	(52.124)
Write-off of deferred tax liabilities		15007	270	(4.350)
Write-off of deferred tax assets		15008	2	9.836
State tax fines, including:		15010	82.914	(558)
on profit tax		15011	81.137	-
on VAT		15012	-	(655)
on property tax		15013	1.722	73
on other taxes		15014	55	24
State tax penalties including:		15020	(121.806)	37.797
on profit tax		15021	(110.800)	23.415
on VAT		15022	-	(1.053)
on property tax		15023	(4.382)	8.761
on other taxes		15024	(6.624)	6.674
Restructured state tax penalties (recognized in statement year) including:		15050	-	-
on profit tax		15051	-	-
on VAT		15052	-	-
on property tax		15053	-	-
on other taxes		15054	-	-
Fines to state non-budget funds. including:		15030	204	3

Russian Federation pension fund		15031	180	-
Social security fund		15032	5	3
Compulsory health insurance fund		15033	19	-
Employment fund		15034	-	-
Penalties to state non-budget funds. including:		15040	800	142
Russian Federation pension fund		15041	704	58
Social security fund		15042	9	67
Compulsory health insurance fund		15043	87	17
Employment fund		15044	-	-
Penalties to extra-budget state funds, restructured (recognized in statement year) including:		15060	-	-
Russian Federation pension fund		15061	-	-
Social security fund		15062	-	-
Compulsory health insurance fund		15063	-	-
Employment fund		15064	-	-
Other mandatory payments		15045	(468,604)	696,458
Profit from write-off of restructured penalties on taxes		15070	-	-

6.5. Summary by Company's Auditor.

AUDITOR'S SUMMARY No. 1-016-02-08

on the financial (accounting) statement
of the Open Joint-stock Energy and Electrification Company
"Samaraenergo"
over period from 1 January to 31 December 2007 inclusive

14 February 2008, Moscow.

We have conducted an audit of the attached financial (accounting) statement of the Open Joint-stock Energy and Electrification Company "Samaraenergo" (hereafter referred to as "the Company") over the period from 1 January 1 to 31 December 2007 inclusive. The financial (accounting) statement of the Company includes the following:

- an accounting balance sheet (form no. 1);
- a statement of profit and loss (form no. 2);
- a statement of change in capital (form no. 3);
- a statement of cash flow (form no. 4);
- appendixes to the accounting balance (form no. 5);
- an explanatory note.

The management of the Company is liable for the conduct of accounting, and for the preparation and submission of the financial (accounting) statement. Our responsibility is to state our opinion on the credibility of this statement in all material regards and on the basis of the audit performed, in compliance with accounting procedure and with Russian Federation law.

The audit was conducted in accordance with:

- The Federal Law "On auditing"
- Federal regulations (standards) for auditing;

- Internal company regulations (standards) for auditing.

The audit was planned and undertaken in such a manner so as to achieve a reasonable degree of certainty that the financial (accounting) statement does not contain significant distortions.

The audit was conducted on a selective basis and included the following: an investigation testing the basis of the evidence supporting the numerical indicators and the disclosure of information on economic operations in the financial (accounting) statement, an evaluation of compliance with the rules and principles of accounting in the preparation of the financial (accounting) statement, a consideration of the key accounting indicators received by the management of entity audited, as well as an evaluation of the presentation of the financial (accounting) statement.

We believe that the audit performed provides sufficient grounds to express our opinion on the credibility of the financial (accounting) statement in all material regards and its compliance with accounting procedure under Russian Federation law.

In our opinion, the financial (accounting) statement of the Company credibly reflects, in all material regards, its financial status as of 31 December 2007 and the results of its economic operations over the period from 1 January to 31 December 2007 inclusive, in accordance with the requirements of the Russian Federation law governing the preparation of financial (accounting) statements.

General Director
of Closed Joint-stock Company
"ENPI Consult"
A.A.Nesterov

Head of Audit
O.M. Sorokina
(Certified to perform auditing operations in the area of general audit
certificate qualification no. K002828, with unrestricted period of activity)

Section 7. Distribution of profit and dividend policy.

In accordance with the resolutions of the General Meetings of Company shareholders, profit was distributed in the following manner:

Distribution of Company's profit (thou. RUR)	Annual general meeting of shareholders on results of 2004	Annual general meeting of shareholders on results of 2005	Annual general meeting of shareholders on results of 2006
Undistributed profit	440,197	540,727	(264,317)
Reserve fund	2,987	-	-
Savings fund	-	-	-
Dividends	145,330	11,027	-
Other purposes	291,880 (investments)	529,700 (investments)	-

Resolutions on the payment of dividends, including resolutions on the amount of dividends and on the form of payment of shares in each category (type), are mainly made on an annual basis by the general annual meeting of shareholders, based on the results of operations in the completed financial year. The procedure for making a resolution on the payment of dividends and the procedure for payment of dividends is governed by the federal law "On joint-stock companies" and by the Charter of OJSC "Samaraenergo", as approved by the annual general meeting of shareholders (protocol dated July 2, 2007. No. 2007-1g).

The amount of dividends on shares in any category (type) may not exceed that recommended by the Company's Board of Directors. The Company's profit after tax is the source of dividend payments. The Company's net profit is determined on the basis of the accounting statements of OJSC "Samaraenergo", and its amount is approved by a meeting of the Board of Directors. The Board of Directors of OJSC "Samaraenergo", within its competence, considers the distribution of net profit received from the results from the first quarter, six months, and nine months of financial year, and (or) on the results of the financial year, and passes a resolution with regard to the advisability of dividend payment. The Board of Directors makes a recommendation to the general annual meeting of shareholders to approve the proposed distribution of net profit and to pass a resolution with regard to the payment of dividends in the amount established.

The timeframe for the payment of dividends is established by the general meeting of Company shareholders, however it may not be later than 60 (sixty) days following the date of the resolution with regard to the payment of dividends.

OJSC "Samaraenergo" pays dividends on a regular basis. A log of dividend payments is provided in the table below.

Log of Company dividend payments over the preceding 3 years.

	2005		2006 (over 2005)	2007 (over first quarter of 2007)
	(over 2004)	(over 9 months of 2005)		
Amount of dividends per 1 ordinary share, RUR.	0.034438	0.053807	-	0.026568
Amount of dividends per 1 privileged share, RUR.	0.0431	0.053807	0.21125	0.026568
Total amount of dividends accrued, thou. RUR,	145,330	220,002	11,027	107,890
Total amount of dividends paid as of 31.12.2007, thou. RUR.	128,357.3	192,480.2	8,705.1	93,499.2
Dividend yield per 1 ordinary share, %	0.97	1.3	-	3.9
Dividend yield per 1 privileged share, %	2.5	1.5	-	6.6

Dividends were not paid in full for the following reasons:

- Incorrect, incomplete or outdated information about shareholder bank account details as provided in the questionnaire registering an individual for the collection of dividends;

- Incorrect, incomplete or outdated information about shareholder address details as provided in the questionnaire registering an individual for the collection of dividends by postal money order.

On the basis of results of the 2006 financial year, losses to the amount of 264,317 thousand Rubles were received, as a result of which dividends for 2006 were not paid out in full.

Information on the yield of dividend payments in 2006 is not provided due to the suspension of trade with OJSC "Samaraenergo" ordinary and privileged shares in stock markets in April 2006, and, consequently, the absence of the market value of stock.

Section 8. Investment operations

8.1. Company's investments, including those in reconstruction and technical upgrades.

Graph of OJSC "Samaraenergo" investment amounts over 2005-2007



2500000
2250000
2000000
1750000
1500000
1250000
1000000
750000
500000
250000
0
2005г.
2006г.
2007г.
Investments - total with VAT, thou.rub
incl. toward reconstruction and technical upgrades

The amount of investments is compiled by years: in 2005 2,072,494 thousand Rubles (including 1,561,013 thou. rub toward reconstruction and technical upgrades); in 2006 40,462 thousand Rubles (including 39,846 thou. rub toward reconstruction and technical upgrades); in 2007 23,936 thou. rub. (including 20,090,4 thou. rub. toward reconstruction and technical upgrades).

8.2. Sources of finance for investment programs (profit, depreciation, miscellaneous).

The main sources for the financing of the investment programme of OJSC "Samaraenergo" are its own funds.

The spending of investments over 2005-2007 (incl. VAT) from these sources appears as follows:

	2005			2006			2007.		
	plan	fact	% of completion	plan	fact	% of completion	plan	fact	% of completion
TOTAL, thou. rub	2,465,981	2,072,494	84	53,440	40,462	76	37,406	23,936	64
incl. - from own funds	2,465,960	2,072,473	84	53,440	40,462	76	37,406	23,936	64
from depreciation deductions	1,487,858	1,725,416	116	53,440	40,462	76	37,406	22,636	60
from profit	919,102	311,650	34						
from other sources	59,000	35,407	60					1,300	
- from drawn sources	21	21	100						
from Russian Federation budget	21	21	100						
from profit from holding shares									
other									

8.3. Structure of capital investments in the following areas: power stations, power transmission networks of all voltage classes, heat-supply networks, equipment which does not require installation and not included in construction cost estimates, design works for construction in future years, non-production construction, other facilities.

Dynamics of investment structure in these areas in 2005-2007:

<u>2005</u>


14%
0%
3%
11%
18%
21%
33%
Heat and power stations
Power transmission networks
Heat supply networks
Equipment which does not require installation
Design works for construction in future years
Non-production development
Other investments

<u>2006</u>


10%
90%
Heat and power stations
Power transmission lines
Heat supply networks
Equipment which does not require installation
Design works for construction in future years
Non-production development
Other investments

2007


18%
82%
Heat and power stations
Power transmission lines
Heat supply networks
Equipment, which does not require installation
Design works for future years construction
Non-production development
Other investments

The most significant measures taken in reconstruction and technical upgrade have been:

in 2005:

- Upgrade of TA PT-60-130/13 st. no.2 at VAZ Integrated Heat and Power Plant;
- Reserve water tank at VAZ Integrated Heat and Power Plant ;
- Reconstruction of trunk pipelines BU TA st. no. 5 at VAZ Integrated Heat and Power Plant ;
- Reconstruction of mechanical-parameter monitoring gauges with the implementation of vibro-monitoring and vibration protection TG-8 at VAZ Integrated Heat and Power Plant ;
- Installation of the second line of main steam header from section no. 3 at Togliatti Integrated Heat and Power Plant ;
- Monitoring of chemistry condition and process control system at Togliatti Integrated Heat and Power Plant;
- Reconstruction of relay protection and process control devices in connection of 110 kV power transmission line KGL 1.2 into cross-cut of 110 kV power transmission line BK-1;
- Reconstruction of cooling-tower no.3 at Novokuybishevsk Integrated Heat and Power Plant - 2;
- Commercial heat-metering system at Novokuybishevsk Integrated Heat and Power Plant - 2;
- Implementation of equipment of vibro-monitoring system at TG 1-5, EK 1-5 of Samara Integrated Heat and Power Plant;
- Installation of cooler units in turbine backpressure pipelines P-50-130/13 st. no. 5 at Samara Integrated Heat and Power Plant;
- Upgrade and installation of gas units "AMAKS" of KA TGM-84 st. no.3 at VAZ Integrated Heat and Power Plant, KA TGM-151B st. no.11 at Syzran Integrated Heat and Power Plant, KA NZL-110 st.no. 5 at Samara Integrated Heat and Power Plant;
- Reconstruction of on-shore pump station at BTEC Integrated Heat and Power Plant;
- Reconstruction of heat-supply networks at Samara, Novokuybishevsk, Togliatti: total length 5.12 km;
- replacement of 35 kV and higher transformers of 113 thou. kVA total capacity;
- construction and reconstruction of power-transmission lines of 119.2 km total length.

In 2006:

- reconstruction of garage building in the Borskoye division of the power sales (Energosbyt) branch of OJSC "Samaraenergo";
- reconstruction of the administrative building in the Pokhvistnevskoye division of power sales (Energosbyt) branch of OJSC "Samaraenergo";
- fire and security alarms at the Kinelskoye and Klyavlinskoye branches of power sales (Energosbyt) branch of OJSC "Samaraenergo";

- repair of administrative buildings in Samara, Zhigulevsk, Kinel, Chapaevsk, Novokuybishevsk, Bolshaya Glushitsa, Privolzhye, Borskoye, Krasniy Yar.

In 2007:

- reconstruction of garage building in the Borskoye division of OJSC "Samaraenergo" (completion of construction works and commissioning);
- purchase of equipment which does not require installation (upgrade of computer hardware, communication equipment, vehicles park, the resource for which has been earned).

8.4. Non-core financial investments.

OJSC "Samaraenergo" is working to reduce its participation in non-core operations with the aim of minimizing expenses associated with ownership.

In accordance with OJSC "Samaraenergo" Board of Directors' resolution (protocol no. 20/129 dated 12.04.2004) on the confirmation of the Register of non-core Company assets, the following were recognized as non-core investments: OJSC shares "Enterprises of social and household designation", CJSC "AKPO", OJSC FTD "Samaraenergo", OJSC "Turboenergoservice", OJSC "Prima-bank", OJSC "SFC "Gubernia", OJSC "Akor", OJSC "Stiks" and shares in OOO "Samarskii syr" ("Samara cheese"), and OOO "Private security enterprise Energozashchita".

With regard to OJSC "Enterprises of social and household designation" a resolution on its liquidation was passed (OJSC "Samaraenergo" order no. 253 dated 03.06.2004). An entry on the liquidation of OJSC "Enterprises of social and household designation" was made in the Unified State Register of Legal Entities (EGRYul) on 06.11.2007.

With regard to CJSC "AKPO" a statement was obtained from the Inspectorate of Taxes and Payments of Samara Zheleznodorozhniy district dated 17.12.2007 with regard to the absence of its registration in the Unified State Register of Legal Entities and the removal of CJSC "AKPO" from the account statement on 28.05.2002 due to its insolvency.

OJSC FTD "Samaraenergo" was liquidated on 14.11.2007, and an entry was made in the Unified State Register of Legal Entities on the termination of such a legal entity.

OJSC "Prima-bank" was liquidated on 27.08.2004 and an entry was made in the Unified State Register of Legal Entities on the termination of such a legal entity, in accordance with a court judgment.

OJSC "SFC "Gubernia" was liquidated on 18.01.2005 and entry was made in the Unified State Register of Legal Entities on the termination of such a legal entity, in accordance with a court judgment.

OJSC "Akor" was liquidated on 13.09.2007 and entry was made in the Unified State Register of Legal Entities on the termination of such a legal entity, in accordance with a court judgment.

In accordance with a decision of the Arbitration Court of Samara region of 15.11.2002 on the conclusion of the bankruptcy proceedings of OOO "Samarskii syr", an entry was made in the Unified State Register of Legal Entities on the termination of such legal entity.

The sum investment by OJSC "Samaraenergo" in the shares and stocks of the above organizations was written off in the course of 2007 (orders on the writing-off of non-liquid assets no. 222 dated 29.06.2007 and no. 389 dated 26.12.2007).

As of 31.12.2007, the non-core financial investments of OJSC "Samaraenergo" therefore included investments in shares of OJSC "Turboenergoservice", OJSC "Stiks" and stock in OOO "Private security enterprise Energozaschita".

As of the end of 2007 the amount of long-term financial investments by OJSC "Samaraenergo" into shares and stocks of other organizations amounted to 1,230,400,154.82 Rubles, of which 96,07.28 Rubles are non-core financial investments.

8.5. Attraction of credit resources toward investment projects.

No credit resources are drawn toward investment projects in 2005-2007.

Section 9. Prospects for the technical upgrade and development of the Company.

9.1. Implementation of new technologies and dynamics of the Company's development.

In 2007 the aims of OJSC "Samaraenergo"'s technical policy included resolving issues in two main areas, which together comprise a single array of measures.

1st area

Measures to ensure the safety and operability of existing (operating) equipment:

1. existing hardware park;
2. means of communication;
3. local computing networks;
4. implementation of IT and software;

The main sources of finance for these measures are OJSC "Samaraenergo"'s own funds (depreciation, net profit).

Their implementation will in the first place ensure the fulfillment of the main task of OJSC "Samaraenergo" to ensure the reliability and quality of service for existing consumers under power supply contracts. It will also create a foundation for complete tasks in other areas.

2nd area

Measures to expand the sales market and to enlarge the volume of power sales, include:

1. Concluding power-supply contracts with corporate entities
2. Developing software for billing households for power
3. Efficient planning and procurement of power in conditions of transition to the free market.

The main source of finance for these measures are OJSC "Samaraenergo"'s own funds (depreciation, net profit).

The successful accomplishment of these tasks of will increase the volume of gross income.

9.2. The execution of the program to enhance the performance reliability of power generation systems (power supply to consumers).

In connection with the fact that since 01.01.2006 OJSC "Samaraenergo" terminated operations in the production, transmission and distribution of heat and power, priorities have changed with regard to the Company's technical upgrade and development.

In the reforms attained, the Company's main efforts were directed towards the development of communication systems and internet technologies, the automation of contact with power consumers, and towards creating maximum comfort for consumers.

Section 10. Development of the Company communications network and Internet technologies

Communications and telecommunications play a major role in developing and maintaining the business of any company. The Company's overall efficiency depends to a great extent on the efficiency of the internet technologies employed.

The targeted development of internet technologies at OJSC "Samaraenergo" is achieved via the implementation of projects to develop telecommunications and communication facilities, and technological and information systems.

In 2007, the following activities were carried out:

1. The project "Organization of OJSC "Samaraenergo" private corporate network" was implemented. Its aim was to set up in Samara Oblast districts a data transfer network with the use of IP transport and with outlet into the general purpose telephone network. High-speed communication channels will enable the implementation of modern information systems, and will improve the quality of services for subscribers and cut down on expenditure incurred in transferring data between head office and the branches.
2. Cisco and Panasonic equipment was purchased to implement the project of constructing a private corporate network in the OJSC "Samaraenergo" head office and in branches in Samara, Chapaevsk, Pokhvistnevo and Novokuybyshevsk.
3. The first stage of the project "Organization of OJSC "Samaraenergo" private corporate network" has been completed: a fiber optic communication channel has been laid out from the Samara branch of OJSC "VolgaTelecom" to central office and the Chapaevsk Branch of OJSC "Samaraenergo". This channel will enable the use of modern digital voice transfer technologies, as well as the use of a broader range of voice and information services provided by the largest telecommunications provider in the Volga region.
4. A structured cabling system has been laid out in the OJSC "Samaraenergo" executive office. The system is certified to comply with Category 5E and has a 25 year warranty from AMP NETCONNECT, one of the biggest manufacturers of passive LAN/structured cabling equipment and components.
5. The bandwidth of the backup Internet line was increased from 2 Mbps to 12.5 Mbps. The line is used for uninterrupted purchase of electricity on the wholesale market.
6. The construction has begun of a hi-tech data center at OJSC "Samaraenergo" head office. Fujitsu-Siemens Computers Server equipment and APC Limited uninterrupted power sources have been purchased.
7. High speed printing equipment has been provided in the OJSC "Samaraenergo" offices to ensure timely billing of residential subscribers.
8. Work has been completed on updating and developing the "Samaraenergo" Corporate Information Management System" based on "Ikar 2.0" software. The new database has been brought into industrial operation, which will cut down on labor costs in the preparation and design of accounting and tax reports. Within the report period works were carried out to ensure the sustainable functioning of the system and the maintenance of accurate data. As a result of customer requests and the enactment of new federal normative acts and laws the software has been adjusted and modified.
9. The system has been implemented for the preparation, design and transfer of tax and accounting reports through communication channels using certified encrypted data protection methods.
10. The module for the calculation of Article 395 for the untimely payment for the electricity has been developed and implemented. This module enables automated billing and invoicing to electricity consumers in accordance with Article 395 of the Civil Code of the Russian Federation for the untimely payment for electricity.
11. The updated software complex for administering electricity supply for invoice residential customers using the daytime-adjusted tariff has been implemented. The implementation of this system enables more detailed accounting and analysis of information coming to OJSC "Samaraenergo" branches, broken down by data on payment for electricity subscribers, data on inspectors' visits, data on supervisors' work, and data on the performance of electricity meters.
12. The data transfer module on electricity supplies from the "Energo-ofis" to the "Ikar 2.0" system has been implemented. This module allows automated data input in the "Ikar 2.0" system, thus liberating the operators from manual data inputting.
13. Financial documents on "Remuneration for representing the Customer's interests to networking organizations" have been developed and implemented. These enable the automated preparation of financial documents for electricity consumers on "remuneration for representing Customer's

interests before networking organizations".

14. Data transfer has been undertaken using the "Energo-ofis" software from two branches of OJSC "Samaraenergo" (Syzran, Samara) to OJSC "Samaraenergo" central office. Data transfer from all the other OJSC "Samaraenergo" branches is planned for the year 2008. This process will ensure that data is collected on all citizens consuming electricity in Samara Oblast.

Section 11. Purchasing.

11.1. Principal provisions of the Company's purchasing policy according to the Provisions of the Company's purchasing procedure for the planned purchase of goods, works and services to meet the Company's needs.

The purchasing plan of OJSC "Samaraenergo" complies with the corporate system of standards in purchasing, and is directed towards the effective and targeted use of the Company's funds, as well as towards achieving economically sound costs (market prices of merchandise), and for precluding the possible misuses by staff in charge of purchasing.

The principal provisions of OJSC "Samaraenergo" concerning its purchasing activities are featured in OJSC "Samaraenergo" approved order No 278 of 05.08.2005. These provisions regulate the procedure for purchasing any goods, works or services (hereafter, "produce") with the Company's funds at a price exceeding 200,000 Rubles without VAT.

OJSC "Samaraenergo" delegates its purchasing plan to the Central purchasing authority, which is staffed by agreement of the Company's Board of Directors (protocol of 14.10.2005 No 9/170). There were changes in the staff of the Central Purchasing Authority in October 2006 (Protocol of OJSC "Samaraenergo" Board of Directors No 9/170 of 11.10.2006).

Copies of all publications on planned purchases and their results are placed on the uniform Web-site http://www.samaraenergo.ru/ and http://www.b2b-energo.ru/.

Regulation of purchasing:

- purchasing is based on the reasonable application of special procedures for the targeted enhancement of market mechanisms in each purchasing action;
- purchasing is carried out by means of mandatory procedures which must be adhered to by staff making purchases at a price exceeding a certain amount. These procedures imply:
  - ✓careful planning of need for the produce;
  - ✓market analysis;
  - ✓actions aimed at achieving a reasonable level of competition among potential suppliers wherever possible, and tightened internal control if competition is not feasible;
  - ✓a fair and reasonable choice of the most preferable offers with a comprehensive cost-benefit analysis (primarily price and quality);
  - ✓supervision of compliance with the agreement and the use of produce purchased;
- purchasing is based on a system approach, which signifies the presence of the following for the Company:
  - ✓a regulated environment;
  - ✓an established institutional framework for management and control of purchasing;
  - ✓qualified personnel for making purchases;
  - ✓a regulated infrastructure for purchasing.
- purchasing is carried out in accordance with corporate universal rules for purchasing;
- purchasing is based on the rights and responsibility of the purchasing staff.

In 2007 the Company's purchasing was regulated by the following guiding documents:

- Standard S-EDS ZD-2005: "Systems of standards for purchasing. Making purchases";
- 2007 annual comprehensive purchasing program approved by the Company's Board of Directors by a decision of 13.10.2006, protocol No 9/195;
- OJSC "Samaraenergo" order No 278 of 05.08.2005 on purchasing activities;
- OJSC "Samaraenergo" order No 246 of August 09, 2007, "On setting up a regular tender commission".

The operational management of the purchasing activities of OJSC "Samaraenergo" is performed by a staffed office (Purchasing Support Section), which serves as the purchasing agent in bidding procedures.

In addition, functional communications in the course of making purchases of goods, works and services is regulated by the Provisions for the Purchasing Support Section as well as the terms and conditions of section staff.

Supervision of the annual comprehensive purchasing program is undertaken via quarterly reports by CEO of OJSC "Samaraenergo" to the Board of Directors. Prior to approval by the Company's Board of Directors, the above-mentioned report is scrutinized by the Department of Logistics and Purchasing of Business Unit 2 of the RAO "EES Rossii".

11.2. Director general's Annual report on purchasing activities broken down by areas of operation and modes of purchasing.

According to the results of the 2007 annual comprehensive purchasing program of OJSC "Samaraenergo" the volume of regulated procedures as adjusted to 2008 production programs is as follows:

Energy-related repairs works – 64.0 % services of planned expenses;

Technical outfitting and upgrading – 74.6 % of planned expenses, including equipment – 73.4%;services – 1.2%;

Capital construction – 60.7 % services of planned expenses;

Operational costs – 126.1% of planned expenses, including equipment – 37.7%;services – 88.4%;

Other purchases – materials and services: 102.3% of planned expenses.

In accordance with the 2007 annual comprehensive purchasing program, 223 trade sessions were held for the sum total of 296,960 thousand Rubles (95.2 %), with 312,073 thousand Rubles planned, including:

- Open bidding procedures: 169 for the sum of 145,512 thousand Rubles (46.6 % of the total purchasing plan). These included 131 "open tenders" for the sum of 112,598 thousand Rubles, and 38 "open bids" for the sum of 32,914 thousand Rubles.
- There were 54 purchases from the "Single supplier" for a total of 144,393.0 thousand Rubles (46.3 % of the total purchasing plan). These included 16 purchases as a result of bidding procedures for the sum of 7,324 thousand Rubles.

  The main purchases via the "Single supplier" mode included:

  - Renting an administrative building from the OJSC "Volzhskaya TGK", OJSC "Samaraskaya TGK", and "MABIS" LLC, for a total amount of 38,983 thousand Rubles. The decision was made by OJSC "Samaraenergo" Board of Directors (Protocol of a virtual session of the Board of Directors on 15 December 2006);

  - Consulting services: 23,898 thousand Rubles (3.81% of the amount of tax liability and other compulsory payments of OJSC "Samaraenergo", which was downsized as a result of a consultant's involvement, emerged as a result of Decision 14/13 of 16.10.2006 made by the Russian Federal tax authorities [MRI FNC Rossii po KN no 4] based on the results of on-site tax inspection in 2002) (the "Consulting Services" private company) (Protocol of a session of the Central Purchasing Authority No 1/10 of 19.10.2006);

  - Consulting services: 29,407 thousand Rubles (3.81% of the amount of tax liability and other compulsory payments of OJSC "Samaraenergo", which was downsized as a result of a consultant's involvement, emerged as a result of Decision 14/13 of 16.10.2006 made by the Russian Federal tax authorities [MRI FNC Rossii po KN no 4] based on the results of on-site tax inspection in 2003-4) (the "Consulting services" private company) (Protocol of a session of the Central Purchasing Authority No 5/02 of 28.02.2007);

  - cash collection services: 13,440 thousand Rubles (Protocol of a session of the Central Purchasing Authority No 09/04 of 09.04.2007);

  - services for the distribution of shares of companies separated from the OJSC "Samaraenergo" among the owners of ADR of OJSC "Samaraenergo": 1,194 thousand Rubles ("The Bank of New York") (Protocol of a session of the Central Purchasing Authority No 6/12 of 12.12.06).
- Non-regulated purchases of produce were made for a total amount of 7,055 thousand Rubles (form 2 page 36), or 2.3% of the purchasing plan.

11.3. Information on Basic Indices of the 2008 Annual Comprehensive Purchasing Program

The 2008 annual comprehensive purchasing program comprises:

Energy-related repairs works: 9 purchases for the sum of 2,500 thousand Rubles, including:

0 lots chosen by suppliers of materials and equipment;

9 lots for the sum of 2,500 thousand Rubles as chosen by a work performer.

Technical outfitting and upgrading: 13 purchases for the sum of 14,770 thousand Rubles, including:

11 lots for the sum of 11,570 thousand Rubles by suppliers of materials and equipment;

2 lots for the sum of 3,200 thousand Rubles as chosen by a work performer.

Capital construction: 2 purchases for the sum of 9,000 thousand Rubles, including:
0 lots chosen by suppliers of materials and equipment;
2 lots for the sum of 9,000 thousand Rubles as chosen by a work performer.

Operational costs: 78 purchases for the sum of 96,375 thousand Rubles, including:
10 lots for the sum of 8,902 thousand Rubles chosen by suppliers of materials and equipment;
68 lots for the sum of 87,473 thousand Rubles as chosen by a work performer.

Other purchases: 38 purchases for the sum of 22,996 thousand Rubles, including:
11 lots for the sum of 5,862 thousand Rubles as chosen by suppliers of materials and equipment;
27 lots for the sum of 17,134 thousand Rubles as chosen by a work performer.

In total, **140** purchasing sessions for a total amount of **145,641** thousand Rubles are planned, including in percentages:

- Open tenders: 31.2 %
- Open biddings: 7.2 %
- Purchases from a single supplier: 56.3 %
- Non-regulated purchases: 5.3 %

A high percentage of purchases from a single source is determined by the fact that a large volume of open tenders was deferred to the fourth quarter of 2007 for the 2008 industrial program.

The main purchases via the "Single supplier" mode included::

- Renting a building from the OJSC "Volzhskaya TGK": 23,512 thousand Rubles;
- Renting other administrative buildings: 12,088 thousand Rubles;
- Cash collection services: 15,132 thousand Rubles;
- Installation and maintenance of the Garant-Servis-Samara reference and information system for the sum of 4,545 thousand Rubles;
- Information system for energy sales management: 4,400 thousand Rubles;
- Renting of vehicles from OJSC "Volzhskaya TGK": 3,376 thousand Rubles.

Section 12. Environment Protection.

The environmental protection objectives facing OJSC "Samaraenergo" have changed as a result of the Company's corporate reorganization, which resulted in the establishment of the "Volzhskaya TGK" private company, in which all energy stations which until 2006 had been subsidiaries of OJSC "Samaraenergo" were incorporated.

The activities of OJSC "Samaraenergo" with regard to topsoil protection and waste disposal include an inventory of waste from industrial production and consumption generated by the enterprise across 23 sites (in the management building, and in 18 divisions and 4 industrial locations).

The Research and Analysis Center for Industrial Ecology at Samara State University has drafted a project for waste streams norms and restrictions for their disposal for OJSC "Samaraenergo". This represents a scheme of operational waste streams, characteristics of temporary storage (repositories) on the site of the enterprise, a schedule for their removal, and a plan of measures for decreasing the impact of industrial and consumption waste on the environment.

On the basis of the draft waste streams norms and restrictions for their disposal, on 01.04.07 our enterprise was issued a permit for waste disposal by the Samara Regional Directorate for Technological and Environment Control, which regulates the volume of temporary storage and locations of final waste disposal.

In accordance with the waste restrictions, the OJSC "Samaraenergo" concluded agreements for each site concerning the removal and placement (sanitary pre-treatment, processing and usage by other operators) of waste steams, and makes quarterly payments to offset negative environmental impact.

In accordance with the Federal law "On industrial and consumption waste" of 24.08.98 No 89-F3, two staff members of the OJSC "Samaraenergo" industrial and technical division took courses at the non-governmental educational establishment "Samara Training Center", in the "Handling of noxious waste" professional training program, and received a certificate of authorization for the handling of noxious waste.

The coordination and control of OJSC "Samaraenergo" activities in the handling of industrial and consumption waste is entrusted to the Deputy Director General for Technical Issues and IT. In 2007 officials in charge of industrial and consumption waste disposal were appointed by an order of OJSC "Samaraenergo".

The main objective for OJSC "Samaraenergo" in 2008 is the confirmation of allowable limits for waste streams and their disposal in accordance with the applicable environmental protection law.

13.1. Disaggregation of employees by categories.

As of 31 December 2007 there are 979 individuals employed by OJSC "Samaraenergo", namely:

managers of all categories	-	134
specialists	-	399
officers	-	28
workers	-	418

The staff analysis for the year 2007, as compared to the year 2006, shows that the number of staff increased, but not substantially (by 9 individuals).

Quantitative analysis of employees for the last 3 years:

Category of Employee	as of 31 December 2005.	as of 31 December 2006.	as of 31 December 2007.
- total employees (individuals)	12,077	970	979
including:			
- managers (individuals)	1,736	120	134
- specialists (individuals)	2,060	407	399
- officers (individuals)	172	31	28
- workers (individuals)	8,109	412	418


2005
2006
2007
1736
8109
172
412
31
418
28
workers
officers
managers
specialists

13.2. Age-disaggregated data (text and graphic view).

In 2007, 15.5% of OJSC "Samaraenergo" were under 30 years old; 59.7 % were between 30 to 50 years old; and 24.8 % were over 50.

Managers, by age


2005
565
2006
5
55
2007
5
57

Specialists, by age


2005
506
2006
71
2007
68

Workers, by age


2005
2026
2006
98
2007
52
111

All employees, by age


2005
3133
2006
231
2007
152
243

☐ - up to 30 years old

■ - 30-50 years old

☐ - over 50 years old

13.3. Staff turnover.

2005	2006	2007
3,3 %	3,9 %	7,9 %



9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
7.90%
3.90%
3.30%
2005
2006
2007

The number of individuals discharged in 2007 due to personnel fluctuations was 61. The overall staff turnover for the whole of OJSC "Samaraenergo" in 2007 was 7.9% ; in 2006 it was 3.9%.

The main reasons for the staff turnover in Samara energy system in 2006 were dissatisfaction with salary, and weak prospects for career growth.

13.4. Qualitative disaggregation of employees (education level). Staff development system.

The quality of staff remains high: 96.8% of the engineering and technical staff have higher or vocational specialized education. Generally, OJSC "Samaraenergo" employs over 500 staff members with higher or vocational specialized education. 5 individuals are educated to Masters level (candidates of science).

Quality-disaggregated staff analysis:

Staff category	Number of employees (individuals)	With higher education (individuals)	Vocational specialized education (individuals)	Candidates of science (individuals)
All employees, including	979	498	230	5
Managers	134	111	21	4
Specialists	399	313	71	1
Officers	28	8	13	-
Workers	418	66	125	-



4000
3500
3000
2500
2000
1500
1000
500
0
3713
3366
11
477
244
4
498
230
5
2005
2006
2007
Candidate of science
Higher education
Vocational specialized education

In accordance with the Regulations for the organization of work with personnel at OJSC "Samaraenergo", activities are undertaken to make provision for constant staff training. To this end every year, based on proposals, agreements are made for the full-time training of energy-system managers and specialists at Institutes for further training (Volga Regional Institute for Further Training; Corporate Management Institute, Market Technologies Institute; Scientific and Industrial Corporate Educational Center of the Unified Energy System of Russia; OJSC Chief Computing Center of Energy Industry; Corporate Energy University).

Indicator	Trained in 2007	Forecast for 2008
Training of workers	14 individuals	1 individual
Re-training	25 individuals	39 individuals
Training for 2nd profession		
Further training of workers	6 individuals	1 individual
Further training of engineers and specialists	124 individuals	104 individuals
Training expenses (Rubles)	1,503,400 Rubles	2,692,180 Rubles

In 2007 124 managers and specialists were trained to a higher level of qualification. This number including 98 individuals who undertook full-time training at further training institutes. At the same time, regular work is ongoing to train staff and young specialists' based on contracts with Samara Oblast higher education institutions.

Salary changes

Disaggregation of salary by categories of workers in 2005-2007 (Rubles)

Category of employees	Years		
	2005	2006	2007
Managers	39,612	55,353	54,997
Specialists and technical staff	19,305	19,596	21,553
Workers	10,531	11,863	13,010

Salary changes by categories of workers in 2005-2007.



60000
50000
40000
30000
20000
10000
0
Salary (rubles)
2005
2006
2007
years
Managers
Specialists and technical staff
Workers

The increase of the average salary of managers in 2006 by 40% is accounted for by the change of status of the enterprise. The earlier affiliation, "Energosbyt" (a part of OJSC "Samaraenergo") became a separate entity named OJSC "Samaraenergo"; this led to changes in the management structure and, consequently, to an increase in managers' salaries. The decrease in managers' average salary (-0.6%) is accounted for by the decrease of additional bonus share in salary due to the change in the provisions for bonus allocation of OJSC "Samaraenergo" effective from 01 January 2007.

The increase in the average salary of specialists and technical staff (9.9%) and workers (9.6%) is accounted for by changes in the bonus scheme and by the growth of the tariff component of the salary in accordance with the growth of the Consumer Price Index in the Russian Federation, as guaranteed by OJSC "Samaraenergo" Collective Agreement for the years 2007-2008.

13.5. Occupational safety.

Work on occupational safety in OJSC "Samaraenergo" in 2007 was conducted under the banner "Occupational safety and labor protection year". Occupational safety issues are under direct control of the Company management.

Work with personnel is conducted in accordance with the "Provisions for work with personnel", approved and agreed by "Rostechnadzor".

In 2007 "Provisions for Labor Safety Day at OJSC "Samaraenergo", and Instructions for occupational safety for specific professions were revised and implemented.

As a consequence personnel have been equipped with certified protection equipment.

This complex of measures adopted as the plan for occupational safety and for the prevention of road accidents and transport-related injuries, was implemented fully in 2007. Employees were trained and tested with regard to the norms and regulations of occupational safety.

In 2007 a regular compulsory medical examination was performed in compliance with the Russian Federation Labor Code and order of the Russian Federation Health Ministry dated 16 August 2004 No. 83 for OJSC "Samaraenergo" employees. The results of the examination revealed no employees with contra-indications to their work. In all, in the year 2007 expenditure on occupational safety totaled 743 thousand Rubles, including activities to prevent accidents at work and professional illnesses (372 thousand Rubles). Procurement of PPE totaled 162 thousand Rubles. These indicators decreased due to a decrease in the number of production staff as a result of the reorganization of OJSC "Samaraenergo".

In 2007 the Company management took all measures to improve the health of employees and their family members, namely:

- 67 individuals took leave in health resorts;
- 16 individuals went to recreation centers;
- 65 individuals went to children's camps.

Expenditure on recreation activities totaled:

- 1680 thousand Rubles from Company's profit;
- 447 thousand Rubles from the social insurance fund.

In 2007 two accidents of minor severity were registered. Two persons were injured; the number of days of their labor incapacitation was 69 days. There were no consequences identified: those concerned have carried on with their activities on their original place of work.

OJSC "Samaraenergo" retirement provisions.

By decision of the Board of Directors (Minutes No. 18/204 dated 6 April 2007), the non-government retirement plan for OJSC "Samaraenergo" was approved. The plan is based on the principles provided by the Strategy for non-government retirement plans by the Holding OJSC Russian Joint-Stock Company "Unified Energy Systems of Russia", approved in May 2004.

In accordance with this strategy retirement provisions for the holding's employees are paid out through the non-government retirement fund of the electrical energy industry.

OJSC "Samaraenergo" and the non-government retirement fund of the electrical energy industry had made relevant agreements for non-government retirement provisions in order to implement the corporate retirement plan and the parity retirement plan. Conditions for the implementation of the corporate and parity retirement plans are determined by the Provisions for non-government retirement plan.

In accordance with Agreement No. 01/95/u 77 accounts were opened for Company employees in the non-government retirement fund by the Support program. 22 of them are currently receiving extra pensions, with the average being 1920 Rubles. The parity retirement plan of OJSC "Samaraenergo" for the year 2007 intends to open accounts for 48 more employees.

Section 14. Company's Objectives and Prospects for the Next Year, and Strategic Solutions.

14.1. Company Reforms.

The plan to reform OJSC "Samaraenergo", OJSC "Saratovenergo", OJSC "Ulyanovskenergo" and OJSC "Orenburgenergo" was approved by the Board of Directors of the RAO "EES Rossii" on 03.09.2004. The aim of the reforms were: to divide monopolistic and competitive types of activities; to establish large interregional energy companies, each with a particular profile of activity; to enhance economic efficiency in production and the companies' attractiveness to investors; and to maintain a guaranteed energy supply to customers in four regions.

In 2005, OJSC "Samaraenergo", along with the OJSCs "Saratovenergo" and "Ulyanovskenergo", founded the following interregional production companies:

- The "Volzhskaya" Territorial Generating Company: a public equity capital company with an authorized capital stock comprising the electrical generating and thermal network assets of OJSC "Samaraenergo";
- The "Volzhskaya" Interregional Distribution Company: a public equity capital company with an authorized capital stock comprising the electricity distribution assets of OJSC "Samaraenergo" which do not belong to the United National (all-Russia) Electric Grid (UNEG).

The first stage of reforms at OJSC "Samaraenergo" included corporate processes to establish the interregional companies: these concluded when their authorized capital stock was paid off. As of 01.01.2006 the interregional companies started operation assuming the functions of AO-energo in the generation and distribution of electrical and thermal energy.

On 30 September 2005, in the second stage of reforms, an extraordinary general meeting of Samaraenergo shareholders was held, at which the decision was taken to reorganize the company by splitting into the following:

- The "Samara Territorial Generating Company": a public equity capital company to which the shares of the "Volzhskaya TGK" were transferred;

- The "Samara Distribution Company": a public equity capital company, to which the shares of the "Volzhskaya MRK" were transferred ;

- The "Samara Magistralnaya Company", a public equity capital company, to which OJSC "Samaraenergo"'s mainframe grid was transferred.

On 1 April 1 2006, the companies indicated above underwent state registration. After distribution of these assets the balance of OJSC "Samaraenergo" consisted of energy sales assets. As of 01.04.2006, its principal area of business has been electrical energy sales.

By the end of the second stage of reforms, the process of reforming the OJSC "Samaraenergo" was factually complete. In 2007 corporate measures for internal reorganization were undertaken within the Company: these were intended to increase the economic efficiency of the business. Such measures included:

- the termination of the Energosbyt division;

- arrangements for establishing regional branches of OJSC "Samaraenergo".

At present the principal area of business of OJSC "Samaraenergo" is the buying of electrical energy on the NOREM wholesale market and the supply of electrical energy to the retail market of Samara Region under power supply agreements and purchase-sales contracts.

On 21 May 2007, by Order No 103-e of the Russian Federal Tariff Service, OJSC "Samaraenergo" was included in the federal information register of assured suppliers under registration number 63/01.

The main objectives of the OJSC "Samaraenergo" are:

1. To organize the quality and assured supply of electrical energy to *bona fide* customers.
2. To maintain and develop the Company's leading position in the wholesale and retail electrical energy markets.
3. To improve the Company's competitiveness and viability.
4. To improve the efficacy of energy sales activities.

14.2. Enhancing corporate management.

The Company's strategy is based on the principles of a no-loss, profit-making business, which is essential to its further development. The principal objective of OJSC "Samaraenergo" in 2007 is to establish an effective electrical energy sales system which meets current requirements, and which enables the Company to maintain its leading position in the regional market.

In 2007 work continued on improving the quality of corporate management, corporate culture and the transparency of the Company's activities.

Within the reporting cycle year, an agreement with the management company as edited in the last draft is in effect. This agreement increases the responsibility of the managing body for the results of the Company's activities including the realization of the following aims: to increase profits; to complete a program of repairs; and to make timely dividend payments to shareholders. The system for evaluating management efficacy in order to determine the compensation to the management company has also undergone improvement. The agreement has been extended to the next year.

In agreement with the decisions passed at the general shareholders' meetings, the Company calculates and pays dividends on both privileged and common shares annually. The year reported is not an exception in too this: in 2007, dividends on OJSC "Samaraenergo" shares for the first quarter of 2007 were paid in full by a transfer of funds to dividend payment agents. The amount of funds paid as dividends was 107,890,560 Rubles.

During 2007 the Board of Directors as a body elected by shareholders continued to handle the issues determining the Company's major principles across a range of corporate, industrial, and social matters. The following internal documents of the Company have been adopted: Tariff Regulation Schedule; Annual Comprehensive Purchasing Plan; Provisions on Credit Policy (new edition); Standards of Customer Service ; Provisions on Corporate Support to for Improved Staff Housing; the Non-government Pension Plan.

As part of the Company's campaign for the improvement of transparency and attractiveness to potential investors, in 2008 advanced standards for the Company's corporate management will be implemented and an effective system of interaction with shareholders and investors will be introduced.

14.3. Company equity policy.

One of strategic objectives of the OJSC "Samaraenergo" is the accumulation of capitalization and liquidity of the Company's shares.

In pursuit of the above objective, on 16 February 2007, common and privileged shares of OJSC "Samaraenergo" were authorized for listing in the section "Securities authorized for circulation though not included in the listing" at the RTS Stock Exchange. The OJSC "Samaraenergo" first entered the stock market in 2007 as an energy-providing company.

The circulation of OJSC "Samaraenergo" equities enabled greater transparency for the Company, as well as an evaluation of the investment opportunities for energy–provision business in the region. It is important that shareholders know that the shares they own are in demand and are considered to be valuable investment options.

14.4. Reliability of supply.

The principal objective of the OJSC "Samaraenergo" is to provide a high-quality, uninterrupted supply of electrical energy to its consumers.

The Company plans to maintain its reputation as a reliable, stable company. To do so in 2008 it plans to achieve such key objectives as:

1. developing a strategy to prevent customer switchover to services from independent energy-providing companies;
2. increasing the efficiency of energy provision;
3. augmenting the Company's positive image and PR-support of strategic fields of activities.

As a result of reforms in the energy sector which are underway in the region, it is expected that the number of wholesale dealers will decrease further, that network organizations will established based on these dealers, and that customers will switch to direct contracts with OJSC "Samaraenergo". In addition industrial customer subscriptions will also continue.

In cases where a customer takes a policy decision about market outlet, the energy provider will offer services to the customer to act as its agent in dealing in the energy wholesale market, in preparing and concluding the necessary contracts, and in undertaking all scheduled procedures for energy purchases on its behalf.

In 2008 additional services are planned to be offered to customers. These include: advice on choosing an optimal tariff from a menu of tariffs, and offering more convenient forms of payment for energy consumed. Furthermore, within the contracts concluded with network organizations in the customers' interests, OJSC "Samaraenergo" plans to offer services for concluding and overseeing contracts for the transfer of electrical energy.

Section 15. Reference information for shareholders.

Addresses, telephones, contact information, bank details, the Company's internet address, short information about the auditor and registry holder of the Company.

The OJSC "Samaraenergo" is located at the address: Samara, 27 Leningradskaya St.; telephone in reception: +7(846) 279-66-00; fax : +7(846) 310-91-83. Corporate sector telephone: +7(846) 279-69-40.

Bank details:	Tax ID 6315222985; account 40702810600020000314 in Private equity capital commercial bank "Gazbank" of Samara; Bank routing number 043601863; routing account 30101810400000000863

Internet address: www.samaraenergo.ru

Auditor: "ENPI Consult" Private equity capital company

Location: Russia, 115191, Moscow, 14 Doukhovsky pereulok

Tel.: +7(495) 952-10-41; Fax: +7(495) 954-47-26

Information on the auditor's license: License No E004289 issued on 15 May 2003 by the Russian Ministry of Finance, valid to 15 May 2008.

Registry holder: "Central Moscow Depository" Public equity capital company

Location: Moscow, 3 Orlikov pereulok, Building B,

Mailing address: 105082, Moscow, 34 Bolshaya Pochtovaya St., Building 8

Tel.: +7(495) 221-13–34; Fax: +7(495) 221-13-83,

Information on registry holder's license: License of registrar from the Federal Commission for Securities Market No 10-000-1-00255 of 13 September 2002, with no date of expiry.

MINUTES №2008-1

of Annual General Shareholders Meeting of Samaraenergo JSC on the results of 2007

The Company name and location:	**Samaraenergo Open Joint Stock Company of Power and Electrification (Leningradskaya st.27, Samara, Russia)**
Type of the general meeting:	**Annual**
Kind of the meeting:	**Meeting**
Date of the meeting:	**April 28, 2008**
Venue of the meeting:	**Leningradskaya st.27, Samara, Russia**
Time for registration the persons having the right in participation:	**10.00 – 11.40**
The meeting was open:	**11.00**
The meeting was closed:	**12.00**
The vote count was started:	**11.45**
Post address to send the filled in voting bulletins on the items on the agenda:	**443100, Maiakovsky st.15, Samara, Russia** **443099, Leningradskaya st. 27, Samara, Russia** **105082, Bolshaya Pochtovaya st. 34, build. 8, Moscow, Russia;** **443080, 4th proezd 57, lit. Б, Б1, of.508, Samara, Russia.**

Chairman of the Meeting – Member of Board of Directors of Samaraenergo JSC
Jury Mirovich Rimer.
Secretary of the Meeting – Specialist of Corporate Sector of Samaraenergo
Olga Alexandrovna Spitsyna.

Function of Tabulation Comission of the Meeting is exercized by the Company's Registrator – Central Moscow Depositary JSC (105078, Orlikov per. 3, buid.B, Moscov, Russia), authorised person of the Registrator is **Marina Alexandrovna Asmolova.**

Presidium of the Meeting:

Jury Mirovich Rimer – Member of Board of Directors of Samaraenergo JSC;
Maxim Viktorovich Soyfer – Managing Director of Samaraenergo JSC

Agenda:

1) About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2007 financial year.
2) About the Company's Board of Directors members election.
3) About the Company's Auditing Committee Members election.
4) About approving the Company's Auditor.

Ms. Marina Alexandrovna Asmolova, the Chairlady of Tabulation Commission of the Meeting, is invited to say the results of the Registration. She reports about the quorum for the Meeting holding. After that the Chairman of the Meeting announces the Meeting Opening. The Chairman of the Meeting informs the participants about the main points of regulations for the Meeting. The Chairlady of Tabulation Commission explains the rules for voting and the votes counting.

The first item on the agenda: **About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2007 financial year.**

Soyfer Maxim Viktorovich, Managing Director of Samaraenergo JSC is invited to make a report on the first item.

In his report Mr. Soyfer winds up the year 2007 for Samaraenergo JSC. In the report the attention was paid on the obtaining the status of Warranted Supplier on the territory of Samara Region by Samaraenergo JSC on April 2, 2007 after the order of Department on Government Regulation and Control in Power Industry. In 2007 Samaraenergo JSC got the license on electric power sale to the residential users.

In the report Mr. Soyfer analyses the productive supply index, which was 19 262.1 mln kWh that is 4.6% more than the volume, set by the business-plan. Last year the Company got 25 060.352 mln rub revenue including 25 057.9 mln rub on the result of the main activity. In comparison with 2006 year the product sales revenue increased on 15.6%. The net income on the results of 2007 year is 1 231.785 mln rub. As a result the return on equity is 29.65% that is 6.12 percentage points more than it was planned.

The contribution of the Board of Directors and the Managing Company MIMPC JSC to the steady work of the Company in the reporting year was told about. It is noticed that the new edition of the Regulations of the Company as well as some internal documents were approved in 2007. In the Report Mr. Soyfer also pays attention on the perspectives and plans for the future activity of Samaraenergo JSC.

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC is invited to make a report.

In the report the main indices of the accounting balance-sheet were analyzed, the audit report was given. It is noticed that on December 31, 2006 balance-sheet total was 4 580. 743 mln rub. In relation to the analogous index of 2006 year it has increased on 1 247. 371 mln rub.

Special attention was given to the tax, fines and penalty amount reclamation presented in 2006 by the Inter-Regional Inspection of Federal Tax Service on the largest tax-payers #4 on the results of the company's activity for the 2002 year on the sum of 706.8 mln rub.

The Board of Directors' recommendations on the income (loss) distribution and dividends payment on the results of 2007 are voted.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 089 136 849*
Quorum on the item on the agenda	*87,2902%*

Voting results:	*Votes:*	*% of participants:*
«FOR »	*3 085 024 860*	*99,8669*
«AGAINST»	*570 753*	*0,0185*

«ABSTAINED»	*3 186 672*	*0,1032*
«DIDN'T VOTE»	*119 140*	*0,0039*

INVALID VOTES	*235 424*

DECISION ACCEPTED BY THE MEETING:
1. To approve the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2007 financial year.

2. To approve the following distribution of income (loss) of the Company on the results of 2007 financial year:

	(ths rub)
Undistributed profit (loss) of the accounting period:	**1 123 895**
Distribute on: Emergency Reserve Fund	**0**
Dividends	**49 466**
Accumulation fund	**906 428**
Payment the loss of the previous years	**168 001**

3. Taking into account the fact that on the results of 1st quarter of 2007 year the dividends on the ordinary shares were accrued at the rate of 0.026568 rub. per one ordinary share (Minutes of the General Shareholders Meeting as of 29.06.2007. #2007-1) not to pay the dividends on the ordinary shares of the Company on the results of 2007.

4. Taking into account the fact that on the results of 1st quarter of 2007 year the dividends on the privilege shares were accrued at the rate of 0.026568 rub. per one privilege share (Minutes of the General Shareholders Meeting as of 29.06.2007. #2007-1) pay the dividends on the privilege shares of the Company on the results of 2007 year at the rate of 0.094763 rub per one privilege share of the Company in monetary form during 60 days since the day of approving the decision about the dividends payment.

The second item on the agenda: **About the election of members to the Company's Board of Directors.**

Spitsyna Olga Alexandrovna, Head of the Corporate Sector of Samaraenergo JSC is invited to make a report.

In the report Ms. Spitsyna announces 24 candidates to the members of the Board and shareholders recommended them according to the law order. She also notices that according to the Regulations of the Company 10 persons taken most votes on the result of cumulative voting are elected as the members of the Board of Directors.

Bulletin #2 voting

	Votes at cumulative voting
Number of the votes of people for cumulative voting included to the list of voters having right for participation in the General Meeting	*35 389 285 320*
Number of the votes for cumulative voting of people – outstanding shares owners having right for voting at the Meeting	*35 389 285 320*
Number of the votes for cumulative voting participated in the General Meeting	*30 891 368 490*
Quorum on the item on the agenda	*87,2902%*

Votes distribution:

№	CANDIDATE NAME	Votes for cumulative voting	% of participants
1	**Nikonov Vasily Vladislavovich**	**3 319 277 458**	**10.7450**
2	**Aveticyan Vladimir Evgenievich**	**3 318 447 593**	**10.7423**
3	**Kirillov Jury Aleksandrovich**	**3 301 108 946**	**10.6862**
4	**Boyko Natalia Grigorievna**	**3 291 139 859**	**10.6539**
5	**Muromtseva Tatiana Anatolievna**	**3 290 433 388**	**10.6516**
6	**Rozentsvaig Alexander Shoilovich**	**3 290 390 039**	**10.6515**
7	**Leonov Oleg Nikolayevich**	**2 764 832 658**	**8.9502**
8	**Gromov Maxim Evgenievich**	**2 764 656 635**	**8.9496**
9	**Kulikov Dmitry Germanovich**	**2 763 814 527**	**8.9469**
10	**Pestov Andrey Adolfovich**	**2 763 803 676**	**8.9468**
11	Bazhenova Ekaterina Alexandrovna	824 245	0.0027
12	Gnezdilov Mikhail Vladdimirovich	748 793	0.0024
13	Azovtsev Mikhail Vladimirovich	603 420	0.0020
14	Kruglov Mikhail Gennadievich	546 861	0.0018
15	Seliverstova Tatiana Aleksandrovna	524 628	0.0017
16	Bokarev Boris Aleksandrovich	509 520	0.0016
17	Kirichuk Vladimir Vasilievich	465 419	0.0015
18	Kovalenko Andrey Igorevich	453 565	0.0015
19	Gurelev Dmitry Gennadievich	357 451	0.0012
20	Zakrevsky Alexey Valerievich	199 847	0.0006
21	Prosyankin Denis Sergeyevich	160 153	0.0005
22	Krasnikov Maxim Jurievich	114 762	0.0004
23	Belsky Alexey Veniaminovich	46 696	0.0002
24	Malkov Andrey Vladimirovich	5 213	0.0000
AGAINST all		0	0.0000
ABSTAINED on all the candidates		0	0.0000
DIDN'T VOTE on all the candidates		9 470 398	0.0307

Invalid votes	*8 433 010*

DECISION ACCEPTED BY THE MEETING:

To elect the Board of Directors of: Aveticyan Vladimir Evgenievich, Boyko Natalia Grigorievna, Gromov Maxim Evgenievich, Kirillov Jury Aleksandrovich, Kulikov Dmitry Germanovich, Leonov Oleg Nikolayevich, Muromtseva Tatiana Anatolievna, Nikonov Vasily Vladislavovich, Pestov Andrey Adolfovich, Rozentsvaig Alexander Shoilovich.

<u>The third item on the agenda</u>: **About the election of members to the Company's Auditing Committee.**

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC reports on the item on the agenda.

Ms. Esina announces 9 candidates to the Membership of the Company's Auditing Committee, recommended by shareholders in the law order. According to the charter of the Company there was recommended to elect 5 persons to the Membership of the Auditing Committee.

Bulletin #3 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 905 222*
Number of the votes participated in the General Meeting	*3 089 136 849*
Quorum on the item on the agenda	*87.2907%*

Votes distribution:

№	Candidate name:	For		AGAINST	ABSTAINED	INVALID	DIDN'T VOTE
		votes	%	votes	votes	votes	
1	**Zhirnov Grigory Vladislavovich**	**1 981 235 045**	**64.1356**	**1 105 768 961**	**53 095**	**1 960 608**	**119 140**
2	**Dolgopol Olga Semeonovna**	**1 978 054 969**	**64.0326**	**1 105 758 671**	**52 661**	**5 151 408**	**119 140**
3	**Belov Alexey Vasilievich**	**1 977 887 649**	**64.0272**	**1 105 634 488**	**223 265**	**5 272 307**	**119 140**
4	**Smirnova Elena Evgenievna**	**1 997 741 467**	**64.0225**	**1 105 939 432**	**79 821**	**5 256 989**	**119 140**
5	**Nikitin Vitaly Alekandrovich**	**1 977 686 250**	**64.0207**	**1 106 171 307**	**79 562**	**5 080 590**	**119 140**
6	Kuzmina Olga Borisovna	1 109 618 200	35.9200	1 977 320 324	70 525	2 008 660	119 140
7	Tyunyaev Anatoly Jurievich	1 108 878 653	35.8961	1 977 695 310	115 962	2 327 784	119 140
8	Kshpitar Irina Ivanovna	3 969 139	0.1285	3 082 787 673	95 032	2 165 865	119 140
9	Nedomets Sergey Nikolayevich	3 675 456	0.1190	3 082 870 536	109 718	2 361 999	119 140

DECISION ACCEPTED BY THE MEETING:
To elect the Company's Auditing Committee of: Belov Alexey Vasilievich, Dolgopol Olga Semeonovna, Zhirnov Grigory Vladislavovich, Nikitin Vitaly Alekandrovich, Smirnova Elena Evgenievna.

<u>The fourth item on the agenda</u>: **About approving the Company's Auditor.**

Esina Lyudmila Viacheslavovna, Chief Accountant of Samaraenergo JSC speaks on the item on the agenda.

Two companies are candidates to be elected as the Company's Auditor: Centre of Business Consulting and Audit JSC, recommended by a shareholder of the Company and ENPI Consult JSC recommended by the Board of Directors in due order. In the report Ms. Esina says about professional activity of the auditing companies and voiced the licenses confirming the right in auditing activity.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people – outstanding shares owners having right for	*3 538 928 532*

voting at the Meeting	
Number of the votes participated in the General Meeting	*3 089 136 846*
Quorum on the item on the agenda	*87,2902%*

Votes distribution:

№	Candidate name:	For		AGAINST	ABSTAINED	INVALID	DIDN'T VOTE
		votes	%	votes	votes	votes	
1	**ENPI Consult JSC**	**1 977 594 278**	**64.0177**	**1 105 577 914**	**1 463 232**	**4 382 285**	**119 140**
2	Centre of Business Consulting and Audit JSC	1 108 323 961	35.8781	1 974 416 063	1 440 042	4 837 643	119 140

DECISION ACCEPTED BY THE MEETING:
To approve ENPI Consult JSC as the Company's Auditor.

After the discussion of the items on the agenda of the Annual General Shareholders Meeting of Samaraenergo JSC on the results of 2007 the Chairman announces the completion of the Meeting's participants registration. The Chairlady of the Tabulation Commission is invited to announce the final results of registration and given the time for the voting procedure on all the items on the agenda completing.

Then the results of the voting are announced by the Tabulation Commission and the Chairman of the Meeting announces the Meeting Closed.

Appendix:

1. Annual Report of Samaraenergo JSC on the results of 2007.

Chairman of the Meeting
J.M. Rimer

Secretary of the Meeting
O.A. Spitsyna

Minutes made 30.04.2008

Прошито, пронумеровано
6 (шесть) лист ов
ОАО "Самараэнерго"

О.А. Синицына

[2007]


C6
10,0
K2.3
K2.4
+ 24В
K1
РЭС32
Управление
C7
0,1
L1
C8
4300
C9
0-1000
C10

$$\sum_{k=1}^{n} Z_k I_k^2 = \sum_{k=1}^{n} \dot{E}_k I_k$$

$$E = mc^2$$

$$F_э = \frac{1}{4\pi\varepsilon_0}\cdot\frac{[q_1]\cdot[q_2]}{r^2}$$

$$\sum_{k=1}^{n} Z_k I_k^2 = \sum_{k=1}^{n} \dot{E}_k I_k$$



$I = \frac{\Delta q}{\Delta t}$
[сила тока]
$E = mc^2$
$R\Delta t = \frac{U^2}{R}\Delta t = Q$
[работа тока]
Generator mode

САМАРАЭНЕРГО

Не так давно, всего пару столетий, назад люди даже не мечтали о таком чуде как электричество, а сегодня жизнь мегаполисов всецело зависит от него. Человек привык использовать электроэнергию, не задумываясь ни о масштабах её потребления, ни о самой её природе. Между тем нельзя сказать, что электричество изучено в полной мере, открытия в этой области и в наши дни не перестают удивлять современников.

«Целью всей деятельности интеллекта является превращение некоторого «чуда» в нечто постигаемое»

А. Эйнштейн



$$R\Delta t = \frac{U^2}{R}\Delta t = Q$$

$$A = IU\Delta t$$

[работа тока]

В 1888 году "Общество электрического освещения 1886 года" построило на углу Большой Дмитровки и Георгиевского переулка в Москве первую относительно мощную электростанцию, способную снабжать электроэнергией частных потребителей. На станции вырабатывался постоянный ток напряжением 120 В, который поступал к абонентам по подземным кабелям.

В Самаре строительство первой электростанции связано с именем Альфреда фон Вакано, владельца Жигулевского пивоваренного завода. По его инициативе в 1898 году была построена и запущена электростанция для освещения производственных цехов, квартир заводского персонала, а также Самарского драматического театра.



Первая электростанция в России появилась в Петербурге в 1879 году и предназначалась для освещения Литейного моста, а следующая еще через пару лет в Москве — для освещения Лубянского пассажа.



«Отыщи всему начало, и ты многое поймешь»

Козьма Прутков

1

Обращение к акционерам Председателя Совета директоров ОАО "САМАРАЭНЕРГО" и Генерального директора ОАО "СМУЭК"

Обращение к акционерам Управляющего ОАО "САМАРАЭНЕРГО"

САМАРАЭНЕРГО



Генеральный директор
ОАО "СМУЭК"
В.В. Никонов



Председатель Совета директоров
ОАО "Самараэнерго"
Б.Ф. Ремезенцев

Уважаемые акционеры!

2007 год - период дальнейшего развития ОАО "Самараэнерго" в качестве энергосбытовой компании. Для Общества этот год ознаменовался двумя ключевыми событиями: в 2007 году был ликвидирован филиал Самараэнерго - Энергосбыт и в 2007 году приказом Управления по государственному регулированию и контролю в электроэнергетике Самарской области от 2 апреля 2007 года был получен статус гарантирующего поставщика электроэнергии на территории Самарской области. Хотелось бы отметить, что в 2007 году ОАО "Самараэнерго" смогло подтвердить статус гарантирующего поставщика. Мы ввели Стандарт обслуживания клиентов, что позволило повысить эффективность обслуживания потребителей электроэнергии ОАО "Самараэнерго".
Увеличилось и число абонентов компании по сравнению с 2006 годом на 9 %. Основными принципами взаимодействия гарантирующего поставщика ОАО "Самараэнерго" с клиентами стали доступность обслуживания и защита интересов потребителей - клиентов ОАО "Самараэнерго" в случае возникновения незаконных действий относительно энергоснабжения клиентов компании со стороны третьих лиц, в том числе сетевых организаций

Подводя итоги работы ОАО "Самараэнерго" в 2007 году, хотелось бы отметить, что мы успешно справились с поставленными задачами, добились высоких финансово-экономических показателей.
В отчетном периоде в сравнении с итогами 2006 года наблюдается увеличение полезного отпуска. Вследствие проводимой реформы энергетики в регионе происходили изменения в количественном и качественном составе абонентов оптовых потребителей-перепродавцов, сокращение количества оптовых потребителей-перепродавцов и прием их абонентов и абонентов промышленных предприятий на прямые договоры с ОАО "Самараэнерго". Поэтому прирост или снижение электропотребления учитывает структурные изменения в группах потребителей, сложившиеся на конец отчетного периода. Так, при значительном росте полезного отпуска предприятиями, рассчитывающимися по тарифу "базовые потребители", произошло снижение потребления по группе "базовые потребители" на 1273,5 млн. кВтч. (18%) в связи с переходом крупнейшего "базового" потребителя ОАО "АвтоВАЗ" в число абонентов оптового потребителя-перепродавца ОАО "Электросеть". По группе население, которая находится на прямых договорах с ОАО "Самараэнерго", увеличение полезного отпуска произошло на 101,3 млн.кВтч (16,2%); по прочим потребителям - на 1658,6 млн. кВтч (15%).
В итоге, общая величина полезного отпуска электроэнергии собственным потребителям энергокомпании в 2007 году по сравнению с 2006 годом увеличилась на 486,4млн.кВтч (2,6%) и составила 19 262,1 млн. кВтч.
В структуре себестоимости произошли следующие изменения: увеличилась доля затрат на покупку электроэнергии в сравнении с 2006 годом на 29,5% (в связи с продолжающейся либерализацией оптового рынка электроэнергии (ОРЭ)) и оплату услуг по передаче электроэнергии. По сравнению с 2006 годом стоимость услуг на передачу электроэнергии сетевыми компаниями увеличилась на 21,5%, что связано с ростом объемов потребления региона, снижением процента потерь в сетях и ростом тарифов на услуги сетевых компаний (в т.ч. в результате изменения структуры по уровням напряжения).
По результатам основной деятельности компании за 2007 год была получена прибыль в размере 1 231,7 млн.руб. В 2007 году были восстановлены суммы налоговых претензий, пеней и штрафов, предъявленных ОАО "Самараэнерго" в 2006 году Межрегиональной Инспекцией ФНС по крупнейшим налогоплательщикам №4 по итогам деятельности компании за 2002 год в сумме 706,8 млн.руб, отражены суммы налогов,

пеней и штрафов, предъявленных ОАО "Самараэнерго" в 2007 году Межрегиональной Инспекцией ФНС по крупнейшим налогоплательщикам №4 по итогам деятельности компании за 2003-2004гг. в сумме 628,7млн.руб. и восстановлены суммы отыгранных налогов (428.8 млн.руб.) по результатам этой же проверки после принятия решения Арбитражного суда о признании недействительным Решения Межрегиональной инспекции ФНС России по крупнейшим налогоплательщикам №4 о привлечении к налоговой ответственности за совершение налогового правонарушения ОАО "Самараэнерго". Компанией, также, получен дополнительный доход от переоценки акций, находящихся в собственности ОАО "Самараэнерго" в сумме 588,9 млн.руб.

В 2007 году инвестиционная деятельность компании была направлена на реконструкцию и техническое перевооружение зданий, организацию частной корпоративной сети ОАО "Самараэнерго" между управлением и отделениями, что позволило повысить эффективность энергосбытовой деятельности и качество обслуживания потребителей электроэнергии.

Безусловно, весомый вклад в устойчивую работу Общества в 2007 году внес Совет директоров ОАО "Самараэнерго". Являясь проводником интересов акционеров, Совет директоров поставил ряд задач, которые руководство Общества успешно решило в отчетном году, а также предопределил направление стратегического развития компании в долгосрочной перспективе.

В составе Совета директоров ОАО "Самараэнерго" из 10 членов Совета директоров - 6 независимых директоров. Наличие независимых директоров позволяет сформировать объективное мнение Совета директоров по обсуждаемым вопросам, что, в конечном счете, способствует укреплению доверия акционеров и инвесторов к Обществу.

В 2007 году состоялось 19 заседаний Совета директоров ОАО "Самараэнерго", на которых был затронут широкий спектр вопросов.

В числе первоочередных вопросов, решаемых Советом директоров в отчетном периоде, безусловно, можно выделить решения, определяющие основные принципы деятельности Общества не только в корпоративной, но и в производственной и социальной сфере. Утверждены такие внутренние документы Общества, как Регламент управления тарифами, Годовая комплексная программа закупок, Положение о кредитной политике в новой редакции, Стандарт обслуживания клиентов, Положение о корпоративном содействии и поддержке в улучшении жилищных условий работников, Программа негосударственного пенсионного обеспечения для работников Общества.

По рекомендации Совета директоров годовым общим собранием акционеров 29.06.2007 года принято решение о выплате дивидендов за 1 квартал 2007 года по обыкновенным и привилегированным акциям. Размер денежных средств, направляемых на выплату дивидендов, составил 107 890 560 рублей.

Необходимо отметить эффективную работу менеджмента Общества, обеспечившего своевременное и качественное выполнение решений Совета директоров и Общего собрания акционеров.

Оценивая результаты деятельности ОАО "Самараэнерго" в 2007 году можно с уверенностью сказать, что Совету директоров и менеджменту компании удалось решить основные задачи: привлечь новых потребителей, получить лицензию на осуществление деятельности по продаже электрической энергии гражданам, укрепить лидирующие позиции на рынке сбыта электрической энергии и создать предпосылки для дальнейшего развития эффективного энергосбытового бизнеса.

Основной задачей на 2008 год для ОАО "Самараэнерго" является обеспечение надежности поставок электроэнергии на территории Самарской области. Выполнение договорных условий, четкая и своевременная оплата электроэнергии и погашение задолженности в самарской энергетике стали традицией, поддерживать которую ОАО "Самараэнерго" будет и в дальнейшем.

В своей деятельности Общество нацелено на максимальное повышение эффективности управления реализацией электроэнергии, сохранение репутации надежной и стабильно работающей компании, для чего планирует в 2008 году решить ряд ключевых задач, таких как:

1.Обеспечение оптимального баланса качества и стоимости обслуживания и удовлетворение требований клиентов в соответствии с законодательством РФ и условиями договора.
2.Сохранение статуса гарантирующего поставщика электрической энергии на территории Самарской области.
3.Расширение существующей абонентской базы.
4.Повышение конкурентоспособности компании на оптовом и на розничном рынках электрической энергии.
5.Оптимизация структуры закупок электроэнергии на ОРЭ с целью минимизации отпускных тарифов конечным потребителям.
6.Развитие системы ИТ-инфраструктуры и связи, создание глобальной корпоративной сети, которая объединит компьютерные сети и сети связи всех отделений Компании.
7.Создание условий для максимальной реализации трудового потенциала каждого работника, формирование у него чувства корпоративной солидарности.

Кроме этого, сознавая ответственность ОАО "Самараэнерго" перед акционерами и инвесторами и признавая важность и необходимость постоянного совершенствования уровня корпоративного управления, Общество в 2008 году планирует:
- поддержать имидж сильного и устойчивого субъекта оптового рынка электрической энергии, в целях повышения ликвидности акций;
- сохранить лидирующее положение в сфере продаж электроэнергии в Самарской области;
- обеспечить публичность, достоверность и оперативность раскрытия информации о деятельности ОАО "Самараэнерго" для акционеров и потребителей Компании.

Успешное решение этих задач позволит повысить капитализацию Общества и привлечь средства стратегических инвесторов в дальнейшее развитие ОАО "Самараэнерго" в интересах потребителей, акционеров и инвесторов.

Председатель Совета директоров
ОАО "Самараэнерго"
Б.Ф. Ремезенцев

Генеральный директор
ОАО "СМУЭК"
В.В. Никонов

ОБРАЩЕНИЕ К АКЦИОНЕРАМ УПРАВЛЯЮЩЕГО ОАО "САМАРАЭНЕРГО"



Управляющий
ОАО "Самараэнерго"
М.В. Сойфер

Уважаемые акционеры!

2007 год для ОАО "Самараэнерго" был максимально насыщенным. Была проведена большая работа по разъяснению потребителям новых правил функционирования оптового и розничных рынков электроэнергии и принципов тарифного регулирования. В 2007 году мы добились понимания потребителей, что теперь цена электроэнергии складывается из двух составляющих - не только регулируемой, но и рыночной, которая образуется на оптовом рынке.
Учитывая возрастающую конкуренцию на энергосбытовом рынке, наша компания уделила большое внимание повышению эффективности обслуживания клиентов. В 2007 году мы организовали работу "горячей линии", открыли на сайте компании раздел "Региональный штаб по работе с потребителями", куда может направить свое обращение любой гражданин или юридическое лицо и сообщить о нарушении его прав со стороны энергоснабжающей компании. Для удобства и обеспечения быстрого обслуживания абонентов в отделениях мы открыли новые участки, организовали приём платежей как через отделения Сбербанка РФ, узлы связи, так и через приходные кассы в отделениях ОАО "Самараэнерго".
Система обслуживания клиентов ОАО "Самараэнерго" организуется таким образом, чтобы обеспечить оптимальный баланс качества и стоимости обслуживания и удовлетворить требования клиентов в соответствии с законодательством РФ и условиями договора. В интересах потребителей мы заключаем договоры оказания услуг по транспортировке электроэнергии потребителям с сетевыми организациями,
в том числе ОАО "Волжская МРК",
ЗАО "Средневолжская сетевая компания" и др.
Одним из главных событий для нашей компании в 2007 году стало получение статуса гарантирующего поставщика. В соответствие с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области № 3 от 09.02.2007 г. и № 9 от 02.04.2007 г. на территории Самарской области утверждены границы зон деятельности ОАО "Самараэнерго" как гарантирующего поставщика. В 2007 году была получена лицензия на осуществление деятельности по продаже электроэнергии гражданам №ПЭ-00-007128 (Э) от 12 апреля 2007 г.
Кроме того, ОАО "Самараэнерго" сумело сохранить статус одной из самых надежных энергосбытовых компаний, как на розничном рынке электроэнергии, так и на оптовом. Являясь единственным участником НОРЭМ среди энергосбытовых компаний Самарской области, ОАО "Самараэнерго" постоянно повышает точность планирования покупки электроэнергии на федеральном оптовом рынке электроэнергии и обеспечивает своевременную оплату приобретённой электроэнергии.
Среднемесячная покупка с ОРЭ в 2007 году составила 1750 тыс. кВтч.
Во внутренней структуре Общества в отчетном периоде также произошли изменения. Мы завершили реорганизацию компании, создали новую внутреннюю организационную структуру, которая стала включать в себя новые для Самараэнерго подразделения: управления и входящие в их состав отделы. В 2007 году был ликвидирован филиал Самараэнерго - Энергосбыт, и практически все сотрудники Энергосбыта были переведены в Самараэнерго.
В этом году мы улучшили материально-техническую базу компании: закупили новые автомобили и компьютерную технику, внедрили новые версии программного обеспечения Microsoft.
В 2007 году мы успешно справились с поставленными перед нами задачами, добились высоких финансовых результатов. Об этом свидетельствует выполнение ключевых показателей эффективности. В 2007 году Общество увеличило чистую прибыль относительно плана. В результате рентабельность собственного капитала составила 29,65%, что на 6,12 процентных пунктов больше запланированной величины.
Подводя итоги работы ОАО "Самараэнерго" в 2007 году, хотелось бы отметить важную роль компании в обеспечении функционирования системы энергоснабжения Самарской области в целом. В связи с этим необходимо отметить ряд актуальных задач, стоящих перед Обществом в 2008 году. Главной задачей ОАО "Самараэнерго" является обеспечение надежных поставок электроэнергии на территории Самарской области, а также улучшение качества обслуживания потребителей при укреплении авторитета компании и уменьшении доли ее рисков. Общество будет стремиться к увеличению прибыли, укрепляя при этом доверие акционеров и инвесторов.
Мы продолжим создание разветвлённой филиальной сети, обеспечивающей максимально возможную плотность покрытия территории Самарской области по обслуживанию потребителей, будем повышать качество обслуживания клиентов, защищать интересы потребителей в случае возникновения незаконных действий относительно энергоснабжения клиентов компании со стороны третьих лиц. Для этого мы продолжим организацию частной корпоративной компьютерной сети в отделениях компании, осуществим закупку, монтаж и пуско-наладку коммуникационного оборудования, проложим волоконно-оптические линии связи, что позволит построить высокоскоростные каналы связи со всеми отделениями ОАО "Самараэнерго".
Кроме того, в 2008 году ОАО "Самараэнерго" предстоит работа по сохранению крупных потребителей в условиях конкуренции и, как участнику НОРЭМ, подготовка к запуску рынка мощности. Надеемся, что в сложный период завершения реорганизации РАО "ЕЭС России" наша компания сможет добиться высоких показателей финансовой деятельности и в очередной раз подтвердит свое право называться наиболее стабильной и успешной энергосбытовой компанией в России.

Управляющий
ОАО "Самараэнерго"
М.В. Сойфер

Закон взаимодействия зарядов был экспериментально изучен в 1785 году Шарлем Кулоном. С помощью разработанных им чувствительных крутильных весов он нашёл, что сила взаимодействия между заряженными телами обратно пропорциональна квадрату расстояния между ними. Это открытие поставило науку об электричестве в ранг точных дисциплин, в которых можно применять математические методы.

Таким образом, сложилась электрическая теория вещества, согласно которой физические тела представляют собой комплексы взаимодействующих частиц, имеющих электрические заряды, и многие свойства физических тел определяются и могут быть описаны с помощью законов, математическими соотношениями количественно выражающих их взаимодействие и движение.





[электродвижущая сила]

$$\mathcal{E} = \frac{A_{ст}}{q}$$

О том, что должен существовать наименьший в природе электрический заряд, догадывались давно. Понятие электрона как минимального неделимого заряда было введено за 25 лет до открытия электрона как частицы.

$$F_э = \frac{1}{4\pi\varepsilon_0} \cdot \frac{[q_1]\cdot[q_2]}{r^2}$$



Если атом увеличить так, чтобы ядро приняло размер мелкой монеты, то расстояние между ядром и электронами стало бы равно целому километру.







« День, когда мы точно узнаем, что такое есть электричество будет историческим, а значение его, возможно, будет превосходить все другие события, отмеченные в истории человечества »

Никола Тесла



2

Общие сведения, положение общества в отрасли

2.1. Географическое положение.

Самарская область расположена на юго-востоке Восточно-Европейской (Русской) равнины в среднем течении крупнейшей в Европе реки Волги. Область занимает площадь 53,6 тыс.кв.км, или 0,31% территории России, входит в состав Приволжского федерального округа и расположена в его южной части.

Административно Самарская область состоит из 11 городов, в том числе 10 городов областного значения и 1 города районного подчинения, 22 поселков городского типа, 27 сельских районов, 324 сельских администраций, 1333 сельских населенных пунктов. Областной центр - г.Самара, в котором проживает 36% всего населения области.

В Самарской области проживает 3305,3 тыс. человек постоянного населения. Более 67% населения области сосредоточено в четырех крупных городах области: Самаре, Тольятти, Сызрани и Новокуйбышевске, среди которых Самара имеет наибольшую численность населения (1189,5 тыс.человек).

Самарская область - одна из самых развитых в промышленном отношении административных единиц Поволжского экономического региона и России в целом. По абсолютному объему промышленной продукции область занимает 3-4 место среди субъектов Федерации. Её удельный вес в общем объеме производства промышленной продукции России в 1998 году составил около 3,5%.

Наибольшее развитие получили такие отрасли промышленности, как машиностроение и металлообработка, электроэнергетическая, химическая и нефтехимическая, топливная. Машиностроение представлено почти полным набором основных отраслей, среди которых ведущая роль принадлежит автомобильной промышленности. 80% российских автомобилей производится в Самарской области.

Электроэнергетическая промышленность в общем объеме промышленного производства области занимает второе место. Большой удельный вес (9,2%) в производстве продукции области занимает химическая промышленность, представленная крупнейшими предприятиями по производству аммиака (26,4% от общего производства в России), минеральных удобрений (4,9%), средств защиты растений. Область является единственным в России производителем желтого фосфора. Предприятия нефтехимической промышленности являются крупными поставщиками синтетического каучука (14,5%) и изделий из пластмасс. Топливная промышленность в общем объеме производства промышленной продукции области занимает четвертое место. Она представлена нефтедобывающей и нефтеперерабатывающей отраслями. Предприятиями этих отраслей добывается 2,8% российской нефти, производится 12,3% бензина, 13,1% дизельного топлива, 12,1% топочного мазута.

Развитый промышленный комплекс Самарской области включает в себя около 400 крупных и средних предприятий (с численностью работающих более 390 тыс.человек) и более 4-х тысяч малых предприятий.

ОАО "Самараэнерго" - крупнейшая энергосбытовая компания Среднего Поволжья, которая обеспечивает энергоснабжение около 99,3% общего электропотребления региона.

Крупнейшие потребители ОАО "Самараэнерго" - это предприятия химической, нефтехимической, нефтеперерабатывающей, металлургической и машиностроительной промышленности, железнодорожного и трубопроводного транспорта, нефтедобычи и производства строительных материалов.

2.2. Краткая история Общества.

Открытое акционерное общество энергетики и электрификации "Самараэнерго" было создано в 1993 году в соответствии с планом приватизации ПОЭЭ "Самараэнерго" без ограничения срока деятельности, являясь правопреемником Производственного объединения энергетики и электрификации "Самараэнерго". Целью создания акционерного общества, как и других приватизированных предприятий, было повышение эффективности экономической системы государства и переход от плановой экономики к рыночным отношениям. ОАО "Самараэнерго" осуществляло стабильное энергоснабжение 99% потребителей электроэнергии Самарской области и обеспечивало теплоснабжение и горячее водоснабжение промышленных и коммунальных предприятий в крупнейших городах Самарской области. В состав общества входило 8 электростанций, 5 предприятий электрических сетей, 2 предприятия тепловых сетей. Протяженность тепловых сетей ОАО "Самараэнерго" по трассе составляла 474 км.

ОАО "Самараэнерго" стало одной из первых энергосистем в стране, кардинально усовершенствовавших структуру управления. 16 февраля 2001 года функции генерального директора общества были переданы открытому акционерному обществу "Средневолжская межрегиональная управляющая энергетическая компания". Положительный опыт, существенно повлиявший на рост производственно-экономических показателей ОАО "Самараэнерго", в течение последних лет активно распространялся в других энергосистемах.

На основании решения Совета директоров ОАО РАО "ЕЭС России" от 03.09.2004 года были осуществлены мероприятия по реформированию открытого акционерного общества энергетики и электрификации "Самараэнерго", которые завершились в 2006 году. В результате образовалась сбытовая компания ОАО "Самараэнерго".

В настоящее время ОАО "Самараэнерго" - крупнейшая энергосбытовая компания, основным видом деятельности которой является продажа электрической энергии потребителям на региональном розничном рынке электроэнергии. ОАО "Самараэнерго" первая энергосбытовая компания в Самарском регионе, получившая статус гарантирующего поставщика. С 1 сентября 2006 года ОАО "Самараэнерго", как гарантирующий поставщик должно заключить договор с любым потребителем, кто находится в зоне деятельности, и кто желает заключить договор.

Миссия ОАО "Самараэнерго" заключается в обеспечении надежности поставок электроэнергии на территории Самарской области для социального и экономического развития региона.

2.3. Организационная структура Общества.

Руководство текущей деятельностью ОАО "Самараэнерго" осуществляется единоличным исполнительным органом - Генеральным директором, функции которого переданы управляющей организации - ОАО "Средневолжская межрегиональная энергетическая управляющая компания". Генеральный директор Общества подотчетен Общему собранию акционеров и Совету директоров Общества.


Общее собрание акционеров
Совет директоров
Генеральный директор

Исполнительный аппарат Общества представляет собой двухуровневую модель: верхний уровень управления представлен Управляющим и заместителями генерального директора по функциональным направлениям, каждый из которых имеет в своем подчинении службы, отделы и отделения ОАО "Самараэнерго".

В состав ОАО "Самараэнерго" входят 18 отделений, расположенных в разных городах и населенных пунктах Самарской области, не являющихся юридическими лицами и действующих на основании Положения, утвержденного управляющим ОАО "Самараэнерго". Для улучшения условий обслуживания потребителей отдаленных районов в четырех отделениях организованы производственные участки, входящие в состав отделений: в Отрадненском - Сергиевский производственный участок, в Большеглушицком - Большечерниговский производственный участок, в Челно-Вершинском - Шенталинский производственный участок, в Красноярском - Кошкинский производственный участок.

В зону действия ОАО "Самараэнерго" как гарантирующего поставщика входят все города и административные районы Самарской области (10 городов, 27 районов).

С потребителями электрической энергии заключены договоры энергоснабжения, где определены основные права и обязанности сторон в соответствии с действующим законодательством в области электроэнергетики. Расчеты за потребленную электроэнергию и мощность с юридическими лицами производятся в сроки, определенные условиями договоров, путем выставления платежных документов в банки. Для удобства обслуживания потребителей-граждан организован прием платежей не только через отделения сбербанка, узлы связи, но и приходными кассами в отделениях ОАО "Самараэнерго". Кроме того, при выездах в отдаленные населенные пункты отделениями ОАО "Самараэнерго" организуется прием платежей через переносные кассовые аппараты.

2.4. Основные показатели (для энергосистем и станций - технические), включая численность работников и т.п. в динамике за три года.

Численность работников по категориям с 2005-2007 гг.

Категория	Наименование показателя	Ед. измерения	Годы 2 005	2006	2007
Руководители	Численность	чел.	139	116	131
Специалисты и технические исполнители		чел.	499	424	414
Рабочие	Численность	чел.	488	410	407

"Динамика численности работников по категориям с 2005 по 2007 гг"


500
400
300
200
100
0
499
488
424
410
414
407
139
116
131
2005год
2006год
2007год
руководители
специалисты и технические исполнители
рабочие

2.5. Конкурентное окружение Общества и факторы риска.

ОАО "Самараэнерго" одна из немногих энергосбытовых компаний в Самарском регионе, получившая статус гарантирующего поставщика, что положительно отражается на конкурентоспособности Общества. Однако, в связи с начавшейся либерализацией рынка электроэнергии,

ОАО "Самараэнерго" осуществляя свою деятельность в конкурентных условиях, подвергается экономическим рискам.

На территории Самарской области, где осуществляется основная деятельность, ОАО "Самараэнерго" существуют два условных вида конкурентов:

1. Энергосбытовые и энергоснабжающие организации такие как: "Самарские городские электрические сети",

ООО "ТольяттиЭнергоСбыт", ООО "Сбыт-Энерго",

МУП "Производственное объединение коммунального хозяйства" г. Тольятти, ОАО "Электросеть", ООО "Сызранская городская электросеть", МУП "Энергетик" (до августа), ООО "Волжский энергосервис", МУП ЖКХ "Чубовское", ООО "НК-Энергосбыт", ЗАО "Кинельэнерго", которые являясь оптовыми потребителями - перепродавцами, весь объем потребляемой электроэнергии приобретают у ОАО "Самараэнерго" по льготному тарифу.

2. Энергосбытовые организации такие как: ЗАО "ЭСКОМ",

ОАО "Дизаж М" и ООО "Транснефтьсервис С", которые, являясь участниками оптового рынка, приобретают часть электроэнергии у

ОАО "Самараэнерго" и часть электроэнергии самостоятельно покупают на оптовом рынке.

Для повышения своей конкурентоспособности на региональном рынке электроэнергии ОАО "Самараэнерго" предполагает предложить потребителям более льготные условия договора на энергоснабжение, чем у конкурирующих энергосбытовых компаний, оказывать потребителям дополнительные услуги, в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню, предложить более удобные формы оплаты потребленной электроэнергии. Кроме того, в рамках заключенных в интересах потребителя договоров с сетевыми организациями оказывать услуги по заключению и сопровождению договоров по передаче электроэнергии.

Для укрепления конкурентоспособности и сохранения положительной тенденции развития компании ОАО "Самараэнерго" предполагает осуществлять следующие мероприятия:

- сохранение и расширение существующей абонентской базы за счет формирования более гибкой политики взаимоотношений с потребителями электроэнергии;
- оптимизация структуры закупок электроэнергии на нерегулируемых секторах с целью минимизации отпускных тарифов конечным потребителям;
- оптимизация условно-постоянных затрат и прочих расходов в целях постоянного развития материально-технической базы и сохранения кадрового потенциала компании;
- совершенствование системы управления компанией для обеспечения динамичного реагирования на изменения на оптовом и розничном рынке электроэнергии.

К факторам риска можно отнести следующее:

- работа на конкурентном секторе НОРЭМ, а именно незапланированный рост цены электроэнергии в нерегулируемых секторах ("Балансирующий Рынок" и "Рынок на Сутки Вперед"), в связи с отклонениями фактического энергопотребления от утвержденного баланса;
- возможное изменение схем привязки абонентов к вновь образованным сетевым организациям, в связи с реализацией положений ФЗ-36 о недопустимости совмещения деятельности по передаче и сбыту электроэнергии и, как следствие, изменение структуры полезного отпуска по уровням напряжения, а также затрат на услуги по передаче электроэнергии;
- уход потребителей компании на прямые договоры с другими энергосбытовым организациям или самостоятельный выход на ОРЭ и, как следствие, снижение полезного отпуска электроэнергии и соответственно выручки компании.

В 2007 году группа шведских ученых из университета Лунда впервые засняла движение электрона, создав для этого квантовый стробоскоп, испускающий очень короткие лазерные вспышки.

На записи можно видеть не движение точки в пространстве, а распределение энергии электрона как функцию от временной задержки ультрафиолетовой лазерной вспышки относительно колебания инфракрасного лазерного поля. Несколько упрощая, каждый кадр — это распределение энергии электрона в данный момент времени.

Для получения более четкой картины, позволяющей наблюдать за поведением электронов во времени, использовались сверхкороткие ультрафиолетовые лазерные вспышки длительностью не более 300 аттосекунд (аттосекунда — 10^{-18} секунды), синхронизированные с колебаниями поля.



C3
0,033
TP1
T2
VD1
КД503А
C4
0,1
VT3
KT803A
C7
0,1
L1
C8
4300
C9
10-1000
C10*
4
5
2
1
3
К2.1



Подсчитано, что при силе тока в 1А через металлический проводник ежесекундно проходит более 6 тысяч миллионов миллиардов электронов.

$$I = \frac{\Delta q}{\Delta t};$$

[сила тока]

$$I = q_0 n v S$$





«Системой можно назвать только такой комплекс избирательно вовлеченных компонентов, у которых взаимное действие и взаимоотношения приобретают характер взаимосодействия на получение фиксированного полезного результата»

П.К. Анохин


вход
1
2
3
К1.1
R1
600
C1
240
6 8K
6,2K
VT1
КТ603А
C2
1500
VT2
КТ904А
R3
560
R5
620
VD1
КД503А
C4
0,1
3К*
5
К1.2
4

3

Корпоративное управление

3.1. Принципы. Документы.

Задачей ОАО "Самараэнерго" является организация качественной и бесперебойной поставки электроэнергии на территории Самарской области для социального и экономического развития региона. В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФКЦБ (ФСФР) России, обеспечивая, таким образом, защиту прав акционеров и инвесторов. Обществом соблюдается принцип прозрачности и информационной открытости посредством регулярного освещения в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещения в ленте новостей информационных агентств сообщений о наиболее важных фактах, а также публикации на собственном Web-сайте основных документов и информационных материалов.

В Обществе осуществляется контроль и оценка качества управления бизнесом, в частности, путем ежеквартального рассмотрения Советом директоров отчетов управляющей компании об эффективности управления, осуществления ежеквартальных рейтинговых оценок финансового состояния Общества по внутриведомственным стандартам.

Внутреннего документа, устанавливающего правила корпоративного поведения эмитента, ОАО "Самараэнерго" не имеет. Однако Общество соблюдает основные принципы корпоративного поведения, зафиксированные в Кодексе корпоративного поведения, рекомендованном ФКЦБ России.

Всем акционерам Общества независимо от их доли обеспечены условия управления Обществом через участие в общих собраниях. Акционерам Общества регулярно выплачиваются дивиденды, а также обеспечен доступ к полной и достоверной информации об Обществе. Обществом соблюдается принцип своевременного раскрытия информации доступным акционерам способом.

Совет директоров избирается акционерами на альтернативной основе при помощи кумулятивного голосования и осуществляет стратегическое управление деятельностью Общества. При этом постоянно расширяется область компетенции Совета директоров в вопросах управления Обществом.

Единоличный исполнительный орган, функции которого решением общего собрания акционеров переданы управляющей организации (ОАО "СМУЭК"), обеспечивает эффективное руководство текущей деятельностью Общества в соответствии с финансово-хозяйственным планом общества. Управляющая организация подотчетна Совету директоров и акционерам Общества.

Аудитор Общества избирается общим собранием акционеров из числа кандидатур, предложенных акционерами Общества. Деятельность службы внутреннего аудита и внешнего аудитора обеспечивает контроль за финансово-хозяйственной деятельностью Общества.

Бухгалтерская отчетность Общества составляется как по Российским стандартам, так и по Международным стандартам финансовой отчетности (МСФО), что повышает уровень ее прозрачности для акционеров и кредиторов.

В 2007 году был утвержден устав Общества в новой редакции, в котором отражены как произошедшие изменения в деятельности ОАО "Самараэнерго", так и изменения в действующем законодательстве. Основные моменты связаны с изменением местонахождения и почтового адреса Общества, перечня видов деятельности, а так же расширена компетенция Совета директоров, путем закрепления в Уставе вопросов, фактически рассматриваемых на заседаниях Совета директоров Общества.

Наряду с Уставом в Обществе действуют следующие внутренние документы, принятые общими собраниями акционеров и Советом директоров:

- Положение о порядке подготовки и проведения общего собрания акционеров ОАО "Самараэнерго";
- Положение о ревизионной комиссии ОАО "Самараэнерго";
- Положение о порядке созыва и проведения заседаний Совета директоров;
- Положение о выплате членам Совета директоров ОАО "Самараэнерго" вознаграждений и компенсаций;
- Положение о выплате членам Ревизионной комиссии ОАО "Самараэнерго" вознаграждений и компенсаций;
- Положение об информационной политике ОАО "Самараэнерго".

Деятельность ОАО "Самараэнерго" связана с высокой ответственностью как перед акционерами и инвесторами, так и перед потребителями компании, населением и обществом в целом. Сознавая эту ответственность и признавая важность и необходимость постоянного совершенствования уровня корпоративного управления, Общество в 2008 году планирует следующие мероприятия по улучшению качества корпоративного управления:

- повышение прозрачности деятельности Общества;
- совершенствование системы эффективного корпоративного управления,
- создание благоприятного имиджа компании, в целях повышения ликвидности акций.

3.2. Информация о членах органов управления и контроля Общества

3.2.1. Совет Директоров

В соответствии с Уставом Общества в состав Совета директоров входит 10 членов Совета директоров. В составе Совета директоров Общества 6 независимых директоров. Наличие независимых директоров позволяет сформировать объективное мнение Совета директоров по обсуждаемым вопросам, что, в конечном счете, способствует укреплению доверия инвесторов к Обществу.

Действующий состав Совета директоров избран 29.06.2007 годовым общим собранием акционеров по итогам 2006 года:

Ремезенцев Борис Федорович - Председатель Совета директоров, впервые избран на эту должность общим собранием акционеров 03.12.1999 г., членом Совета директоров Общества является с 1993 года. Год рождения - 1937, возраст - 70 лет, гражданство - Россия, образование - высшее техническое, до избрания на должность Председателя Совета директоров являлся Генеральным директором "Самараэнерго". Входит в состав исполнительных органов и Советов директоров следующих компаний: член Совета директоров САК "Энергополис". Доля в уставном капитале Общества 0,01%.

Бойко Наталья Григорьевна - член Совета директоров с 2005 года. Год рождения - 1965, возраст - 42 года, гражданство - Россия, образование - высшее техническое и экономическое, Начальник отдела розничных рынков Департамента рынка Центра управления реформой ОАО РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: член Совета директоров ОАО "Орелэнерго", ОАО "ТГК-6", ОАО "Чебоксарская ГЭС", ОАО "Хибинская тепловая компания". Доли в уставном капитале Общества не имеет.

Матюнина Людмила Романовна - член Совета директоров общества с 2007 г. Год рождения: 1950, возраст - 57 лет, гражданство - Россия, образование - высшее финансово-экономическое, Первый заместитель начальника Департамента внутреннего аудита Корпоративного центра ОАО РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: член Совета директоров ОАО "Алтайэнерго", ОАО "Калугаэнерго", ОАО "Свердловэнерго", ОАО "Тверьэнерго", ОАО "Карелэнерго". Доли в уставном капитале Общества не имеет.

Никонов Василий Владиславович - член Совета директоров с 2004 года. Год рождения - 1972, возраст - 35 лет, гражданство - Россия, образование - высшее техническое и экономическое, Генеральный директор, Председатель Правления и член Совета директоров ОАО "Волжская ТГК", Генеральный директор ОАО "СМУЭК". До 1 июня 2007 года являлся генеральным директором ОАО "Самарская Территориальная Генерирующая компания", ОАО "Ульяновская Территориальная Генерирующая компания", ОАО "Саратовская Территориальная Генерирующая компания". Входит в состав исполнительных органов и советов директоров следующих компаний: член совета директоров ОАО "ИЦЭ Поволжья", ОАО "Оренбургэнергосбыт", ОАО "СМУЭК", председатель Совета директоров ОАО "Оренбургская теплогенерирующая компания", ОАО "Саратовэнерго" Доля в уставном капитале Общества: 0,0006%.

Ример Юрий Мирович - член совета директоров с 2007 года. Год рождения: 1955, возраст - 52 года, гражданство - Россия, образование - высшее, кандидат экономических наук, Член правления, Директор по экономике и финансам ОАО "Волжская ТГК". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Оренбургская теплогенерирующая компания" - член совета директоров. Доли в уставном капитале Общества не имеет.

Свиридов Игорь Владимирович - член совета директоров с 2007 года. Год рождения: 1955, возраст - 52 года, гражданство - Россия, образование высшее юридическое, Член правления, директор по правовым вопросам, корпоративному управлению и собственности ОАО "Волжская ТГК". Доли в уставном капитале Общества не имеет.

Сотников Валерий Владимирович - член Совета директоров с 2004 года. Год рождения - 1972, возраст - 35 лет, гражданство - Россия, образование - высшее экономическое, ЗАО ИК "ТРИНФИКО" (TRINFICO Investments) - Генеральный директор и член Наблюдательного Совета. Входит в состав исполнительных органов и советов директоров следующих компаний: ЗАО "Управляющая компания ТРИНФИКО" (TRINFICO Asset Management) - член Совета директоров; ЗАО "ТРИНФИКО Холдингс" - председатель Совета директоров и заместитель генерального директора; ЗАО "ТРИНФИКО Капитал" - председатель Совета директоров, ЗАО "Военно-мемориальная компания", ОАО "Волжская МРК" - член Совета директоров. Доли в уставном капитале Общества не имеет.

Улановская Елена Николаевна - член Совета директоров общества с 2005 года. Год рождения - 1976, возраст - 31 год, гражданство - Россия, образование - высшее юридическое, Начальник отдела информации, аналитики и организации работы представителей ОАО РАО "ЕЭС России" в органах управления ДЗО Департамента корпоративного управления Бизнес-единицы №2. Входит в состав исполнительных органов и советов директоров следующих компаний: член Совета директоров ОАО "ОГК-1", ОАО "ОГК-4". Доли в уставном капитале Общества не имеет.

Шашков Алексей Владимирович - член Совета директоров общества с 2007 года. Год рождения: 1969, возраст - 38 лет, образование - высшее юридическое, Главный юрисконсульт Самарского филиала Банк ВТБ 24 (ЗАО). Доли в уставном капитале Общества не имеет.

Щеглов Марат Георгиевич - член Совета директоров общества с 2007 года. Год рождения: 1978, возраст - 29 лет, гражданство - Россия, образование высшее. Начальник Департамента управления персоналом ОАО "ОГК-2". Входит в состав исполнительных органов и советов директоров следующих компаний: член Совета директоров ОАО "Челябэнергосбыт". Доли в уставном капитале Общества не имеет.

До годового общего собрания по итогам 2006 года в состав Совета директоров из числа действующих в настоящее время членов Совета директоров не входили Щеглов М.Г., Шашков А.В., Матюнина Л.Р., Ример Ю.М., Свиридов И.В., но входили Азаров Д.И., Калинин А.В., Ким Р.С., Теплухин П.М., Штыков Д.В.

В соответствии с действующим в обществе "Положением о выплате членам Совета директоров вознаграждений и компенсаций ОАО "Самараэнерго" вознаграждение устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Размер вознаграждения разграничен в зависимости от участия члена Совета директоров в заседании, проводимом в заочной форме и в форме совместного присутствия. Кроме того, предусматривается дополнительное вознаграждение за показатель чистой прибыли, а так же в случае увеличения размера рыночной капитализации Общества. Всего в течение 2007 года членам Совета директоров было выплачено 2 679 672 рублей.

Сделки между членами Совета директоров и Обществом в 2007 году не совершались, иски к членам Совета директоров не предъявлялись.

3.2.2. Ревизионная комиссия

В соответствии с Уставом Общества в Ревизионную комиссию входит 5 человек. Действующий в настоящее время состав Ревизионной комиссии избран 29.06.2007 годовым общим собранием акционеров по итогам 2006 года.

Башканков Александр Павлович - заместитель начальника отдела Департамента экономического планирования и финансового контроля Бизнес-единицы №2 ОАО РАО "ЕЭС России", год рождения - 1981, возраст - 26 лет, образование - высшее. Доли в уставном капитале Общества не имеет.

Жирнов Григорий Владиславович - руководитель центра финансово-экономического контроля ОАО "СМУЭК", год рождения - 1960, возраст - 47 лет, образование - высшее. Доли в уставном капитале Общества не имеет.

Рохлина Ольга Владимировна - РАО "ЕЭС России" Корпоративный центр, Департамент внутреннего аудита, Отдел методического обеспечения проверок, ведущий эксперт. Год рождения - 1974, возраст - 33 года, образование - высшее техническое и экономическое. Доли в уставном капитале Общества не имеет.

Смирнова Елена Евгеньевна - Начальник отдела Департамента экономического планирования и финансового контроля Бизнес-единицы № 2 ОАО РАО "ЕЭС России", год рождения - 1976, возраст -31 год, образование - высшее экономическое. Доли в уставном капитале общества не имеет.

Шабанова Наталья Владимировна - ведущий эксперт отдела корпоративных информационных сервисов Департамента корпоративного управления и взаимодействия с акционерами КЦ ОАО РАО "ЕЭС России". Год рождения - 1974, возраст - 33 года, образование - высшее. Доли в уставном капитале общества не имеет.

До годового общего собрания по итогам 2006 года в состав Ревизионной комиссии из числа действующих в настоящее время членов Ревизионной комиссии не входили Жирнов Г.В., Башканков А.П., Шабанова Н.В., Рохлина О.В., но входили Горох Д.С., Морозов М.Ф., Кириллов Ю.А., Иванова К.В.

В соответствии с действующим в Обществе "Положением о выплате членам Ревизионной комиссии ОАО "Самараэнерго" вознаграждений и компенсаций" размер вознаграждения устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Всего в течение 2007 года членам ревизионной комиссии было выплачено 309 376 рублей.

Сделки между членами Ревизионной комиссии и Обществом в 2007 году не совершались, иски к членам Ревизионной комиссии не предъявлялись.

3.2.3. Генеральный директор

Решением общего собрания акционеров ОАО "Самараэнерго" от 16.02.2001 года функции единоличного исполнительного органа общества переданы управляющей организации - ОАО "Средневолжская межрегиональная управляющая энергетическая компания" (ОАО "СМУЭК"). ОАО "СМУЭК" создано при 100%-ном участии ОАО РАО "ЕЭС России". Генеральным директором ОАО "СМУЭК" является Никонов Василий Владиславович. В Совет директоров ОАО "СМУЭК" входят:

Краснопевцева Влада Сергеевна - Начальник отдела управления капиталом Департамента обеспечения реализации проектов Бизнес-единицы №2 ОАО РАО "ЕЭС России".

Коваленко Андрей Игоревич - главный эксперт Департамента корпоративного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России".

Евсеенкова Елена Владимировна - заместитель начальника Департамента экономического планирования и финансового контроля Бизнес-единицы №2 ОАО РАО "ЕЭС России"

Лукьянова Марина Михайловна - главный эксперт Департамента корпоративного управления и взаимодействия с акционерами Корпоративного центра ОАО РАО "ЕЭС России"

Никонов Василий Владиславович - Генеральный директор ОАО "СМУЭК", Генеральный директор и Председатель Правления ОАО "Волжская ТГК".

Селиверстова Татьяна Александровна - главный эксперт Департамента корпоративного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России";

Яковицкая Екатерина Михайловна - начальник отдела Департамента стратегии Центра управления реформой ОАО РАО "ЕЭС России".

В соответствии с действующим в обществе Договором №1/01012004-СМР от 01.01.2004 г. о порядке осуществления полномочий исполнительного органа Открытого акционерного общества энергетики и электрификации "Самараэнерго" в течение 2007 года приняты решения о выплате 17 640 823 рублей в виде вознаграждения за эффективность управления и компенсации затрат по выполнению функций единоличного исполнительного органа.

3.2.4. Правление

ОАО "Самараэнерго" не имеет коллегиального исполнительного органа согласно Уставу.

3.3. Дочерние и зависимые общества.

По состоянию на 31.12.2007 ОАО "Самараэнерго" дочерних обществ не имеет.

Дочернее общество ОАО "Самараэнерго" Закрытое акционерное общество "АКПО" было снято с учета 28.05.2002 г. в Инспекции Федеральной Налоговой службы по Железнодорожному району г. Самары в связи с банкротством.

Дочернее общество ОАО "Самараэнерго" ОАО "Финансово - торговый дом "Самараэнерго", фактически прекратившее свою деятельность, в соответствии с решением Межрайонной инспекции Федеральной налоговой службы №18 по Самарской области было исключено из ЕГРЮЛ 14.11.2007 по решению регистрирующего органа.

Свидетельством о внесении записи в ЕГРЮЛ от 06.11.2007 была прекращена деятельность дочернего общества ОАО "Самараэнерго" ОАО "Предприятия социально-бытового назначения" в связи с его ликвидацией по решению учредителей.

В 2007 году были списаны вложения ОАО "Самараэнерго" в доли ООО "Самарский сыр" в связи с ликвидацией данной организации, которое являлось зависимым обществом.

По состоянию на 31.12.2007 ОАО "Самараэнерго" имеет два зависимых общества.

Наименование зависимого общества	Основные виды деятельности	Суммы вложений, тыс. руб.	Доля в УК,%, по состоянию на 31.12.2007 г.
ООО ЧОП "Энергозащита"	Охранная деятельность	50	50
ОАО "Турбоэнерго-сервис"	Разработка и сбыт тепловых электростанций на основе газотурбинных двигателей	40	40

Общество владеет обыкновенными акциями ОАО "Турбоэнергосервис" и долей в уставном капитале ООО "ЧОП Энергозащита". Доля в уставных капиталах зависимых обществ не изменялась с 2002 года.

3.4. Информация о существенных фактах (в соответствии с классификацией ФСФР)

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента с указанием организационно-правовой формы.	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г. Самара, ул. Маяковского, 15
1.4 ОГРН эмитента	1026300956131
1.5. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика	6315222985
1.6. Уникальный код эмитента, присваиваемый регистрирующим органом	00127-А
1.7. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах	www.samaraenergo.ru

2. Содержание сообщения

2.1 Вид, категория (тип), серии и иные идентификационные признаки именных ценных бумаг: обыкновенные именные бездокументарные акции

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: участие владельцев именных ценных бумаг в годовом

общем собрании акционеров.
2.3. Дата, на которую составляется список владельцев именных ценных бумаг: 15 мая2007 года.
2.4. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: протокол заседания Совета директоров №20/206 от 17.05.07 г.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О НАЧИСЛЕННЫХ И/ИЛИ ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации - наименование)	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции именные привилегированные типа А и акции именные обыкновенные.
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг: 2-02-00127-А, 1-02-00127-А, от 2 ноября 2006 года.
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам.
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: общее собрание акционеров.
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 29 июня 2007 года.
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято
решение о выплате (объявлении) дивидендов по акциям эмитента: 02 июля 2007 года.
2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа): 107 890 565 руб.; 0,026568 руб. на одну обыкновенную акцию и 0,026568 руб. на одну привилегированную акцию.
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): денежные средства.
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям, доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: в течение 60 дней со дня принятия решения о выплате дивидендов.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации - наименование)	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения
2.1. Вид общего собрания (годовое, внеочередное): годовое
2.2. Форма проведения общего собрания: совместное присутствие
2.3. Дата и место проведения общего собрания: 29 июня 2007 года, г.Самара, ул. Маяковского, 15.
2.3. Кворум общего собрания: Кворум общего собрания: Число голосов, которыми по вопросам повестки дня обладали лица - владельцы размещенных акций, имеющих право голоса на собрании - 3 538 928 532 (100%). Число голосов, которыми по вопросам повестки дня обладали лица, принявшие участие в собрании - 3 104 149 853 (87,7144%). Общее собрание правомочно (имеет кворум) по всем вопросам повестки дня.
2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:
Первый вопрос повестки дня: Об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках Общества, а также о распределении прибыли (в том числе о выплате дивидендов) и убытков Общества по результатам 2006 финансового года.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 101 045 233	99,9000
"ПРОТИВ"	2 138 916	0,0689
"ВОЗДЕРЖАЛСЯ"	767 336	0,0247

Число голосов в бюллетенях, которые признаны недействительными	13 083

Второй вопрос повестки дня: Об избрании членов Совета директоров Общества.

№	ФИО КАНДИДАТА	Число голосов для кумулятивного голосования	% от принявших участие в голосовании
1	Ремезенцев Борис Федорович	3 407 230 953	10,9764
2	Никонов Василий Владиславович	3 339 927 604	10,7596
3	Матюнина Людмила Романовна	3 295 039 627	10,6150
4	Бойко Наталья Григорьевна	3 294 828 339	10,6143
5	Улановская Елена Николаевна	3 290 919 552	10,6017
6	Щеглов Марат Георгиевич	3 290 435 053	10,6001
7	Ример Юрий Мирович	2 836 657 063	9,1383
8	Свиридов Игорь Владимирович	2 835 337 660	9,1340
9	Сотников Валерий Владимирович	2 810 970 756	9,0555
10	Шашков Алексей Владимирович	2 613 237 734	8,4185
11	Баженова Екатерина Александровна	4 918 428	0,0158
12	Гнездилов Михаил Владимирович	4 764 905	0,0154
13	Мазуркова Анастасия Сергеевна	4 559 903	0,0147
14	Коваленко Андрей Игоревич	4 503 018	0,0145
	ПРОТИВ всех кандидатов	0	0,0000
	ВОЗДЕРЖАЛСЯ по всем кандидатам	0	0,0000

Число голосов в бюллетенях, которые признаны недействительными	5 894 640

Третий вопрос повестки дня собрания: Об избрании членов ревизионной комиссии Общества.

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имеющих право на участие в общем собрании	3 535 001 716
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица - владельцы размещенных акций, имеющих право голоса на собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	3 104 149 853
Кворум по данному вопросу повестки дня собрания	87,7144%

Четвертый вопрос повестки дня: Об утверждении аудитора Общества.

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имеющих право на участие в общем собрании	3 535 001 176
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица - владельцы размещенных акций, имеющих право голоса на собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	3 104 149 853
Кворум по данному вопросу повестки дня собрания	87,7144%

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 097 600 623	99,7890
"ПРОТИВ"	40 174	0,0013
"ВОЗДЕРЖАЛСЯ"	6 319 921	0,2036
Число голосов в бюллетенях, которые признаны недействительными		3 850

Шестой вопрос повестки дня: О выплате дивидендов по акциям Общества по итогам 1 квартала 2007 года.

Распределение голосов:	ЗА		ПРОТИВ	ВОЗДЕР-ЖАЛСЯ	Недействителен
№ Ф.И.О. кандидата	голосов	%	голосов	голосов	голосов
1 Смирнова Елена Евгеньевна	3 103 401 532	99,9759	500 036	51 870	11 130
2 Шабанова Наталья Владимировна	3 103 395 135	99,9757	500 036	58 267	11 130
3 Рохлина Ольга Владимировна	3 103 382 430	99,9753	500 001	59 150	22 987
4 Жирнов Григорий Владиславович	3 103 356 053	99,9744	544 605	51 870	12 040
5 Башканков Александр Павлович	3 103 545 106	99,9741	556 462	51 870	11 130

ЗА

Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, включенные в список лиц, имевших право на участие в общем собрании	3 535 001 176
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица - владельцы размещенных акций, имеющих право голоса на собрании	3 538 928 532
Число голосов, которыми по данному вопросу повестки дня собрания обладали лица, принявшие участие в общем собрании	3 104 149 853
Кворум по данному вопросу повестки дня собрания	87,7144%

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 103 928 490	99,9929
"ПРОТИВ"	9 276	0,0003
"ВОЗДЕРЖАЛСЯ"	22 819	0,0007
Число голосов в бюллетенях, которые признаны недействительными		3 983

2.5. Формулировки решений, принятых общим собранием.По первому вопросу повестки дня:

1. Утвердить годовой отчет Общества, годовую бухгалтерскую отчетность Общества, в том числе отчет о прибылях и убытках Общества, по результатам 2006 финансового года.
2.Утвердить следующее распределение прибыли (убытков) Общества по результатам 2006 финансового года:

(тыс. руб.)Нераспределенная прибыль (убыток) отчетного периода: (264 317)

Распределить на:	Резервный фонд	---
Дивиденды		---
Инвестиции (накопление)		---
Погашение убытков прошлых лет		---

3. Не выплачивать дивиденды по обыкновенным акциям Общества по результатам 2006 года.
4. Не выплачивать дивиденды по привилегированным акциям Общества по результатам 2006 года.

По второму вопросу повестки дня:
Избрать Совет директоров Общества в следующем составе: Бойко Наталья Григорьевна, Матюнина Людмила Романовна, Никонов Василий Владиславович, Ремезенцев Борис Федорович, Ример Юрий Мирович, Свиридов Игорь Владимирович, Сотников Валерий Владимирович, Улановская Елена Николаевна, Шашков Алексей Владимирович, Щеглов Марат Георгиевич.
По третьему вопросу повестки дня:
Избрать Ревизионную комиссию Общества в следующем составе: Башканков Александр Павлович, Жирнов Григорий Владиславович, Смирнова Елена Евгеньевна, Рохлина Ольга Владимировна, Шабанова Наталья Владимировна.
По четвертому вопросу повестки дня:
Утвердить аудитором Общества: закрытое акционерное общество "ЭНПИ Консалт" (ЗАО "ЭНПИ Консалт").
По пятому вопросу повестки дня:
Утвердить Устав Общества в новой редакции.
По шестому вопросу повестки дня:
Выплатить дивиденды по обыкновенным акциям Общества по результатам 1 квартала 2007 года в размере 0,026568 руб. на одну обыкновенную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.
Выплатить дивиденды по привилегированным акциям Общества по результатам 1 квартала 2007 года в размере 0,026568 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

2.6. Дата составления протокола общего собрания: 02.07.2007 г.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации - наименование)	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская, 27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные типа А именные бездокументарные.
2.2. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: 1-02-00127-А и 2-02-00127-А от 2 ноября 2006 года.

2.3. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражения: выплата дивидендов по акциям эмитента в размере 107 890 570 рублей.
2.4. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: 29 августа 2007 года.
2.5. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: обязательство исполнено.
2.6. В случае неисполнения эмитентом обязательства - причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено: обязательство исполнено.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О НАЧИСЛЕННЫХ И/ИЛИ ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации - наименование)	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443099, г. Самара, ул. Ленинградская, 27
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные типа А именные бездокументарные.
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг: 1-02-00127-А и 2-02-00127-А от 2 ноября 2006 года.
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам.
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: общее собрание акционеров.
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 29 июня 2007 года.
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: 02 июля 2007 года.
2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа): 107 890 570 руб.; 0,026568 руб. на одну обыкновенную акцию и 0,026568 руб. на одну привилегированную акцию.
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): денежные средства.
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: 29 августа 2007 года.
2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа): 95 799 969 рублей.

3.5. Прочее

По состоянию на 31.12.2007 г. Обществом размещены следующие категории именных бездокументарных акций:

- 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук привилегированных акций типа А номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля каждая, на общую сумму по номинальной стоимости 5 219 930, 80 (Пять миллионов двести девятнадцать тысяч девятьсот тридцать рублей 80 копеек) рублей;
- 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки обыкновенных акций номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля каждая, на общую сумму по номинальной стоимости 884 732 133 (Восемьсот восемьдесят четыре миллиона семьсот тридцать две тысячи сто тридцать три) рубля.

Уставный капитал составляет 889 952 063, 80 рублей (Восемьсот восемьдесят девять миллионов девятьсот пятьдесят две тысячи шестьдесят три рубля 80 копеек).
Государственные регистрационные номера, присвоенные ФСФР выпуску акций ОАО "Самараэнерго" 1-02-00127-А и 2-02-00127-А от 02.11.2006 года.
Общее количество зарегистрированных выпусков акций ОАО "Самараэнерго": (таблица 1)

В ходе процесса реорганизации ОАО "Самараэнерго", решение о которой принято внеочередным собранием акционеров 30.09.05 г., был произведен выкуп акций в количестве 27 657 000 штук обыкновенных и 150 920 штук привилегированных акций типа А. Отчет об итогах выкупа утвержден Советом директоров на заседании 29.12.05 г. (протокол №16/176 от 10.01.06 г.). В обращении осталось 3 538 928 532 штук обыкновенных и 521 993 080 штук привилегированных акций типа А.
С февраля 1998 года ОАО "Самараэнерго" является участником программы The Bank of New York по выпуску американских депозитарных расписок (ADR) первого уровня на обыкновенные и привилегированные акции ОАО "Самараэнерго". Доля ADR в уставном капитале Общества на конец 2007 года составила, от общего количества акций соответствующей категории (типа) - 0,506% обыкновенных и 0,56% привилегированных.
Акционерный капитал ОАО "Самараэнерго" распределен между группами акционеров следующим образом (данные приведены без раскрытия клиентов номинальных держателей):

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на: 31.12.2006	31.12.2007
ОАО РАО "ЕЭС России"	48,614%	48,614%
номинальные держатели	42,744%	43,931%
юридические лица	0,718%	0,756%
физические лица	7,905%	6,691%
доверительные управляющие	0,017%	0,007%
федеральная собственность	-	-
собственность субъекта РФ	-	-
ИТОГО	100%	100%

Структура акционерного капитала ОАО "Самараэнерго" на 31.12.2007 года


физические лица 6,691%
РАО "ЕЭС России" 48,61%
Юр. лица и номин держатели 44,48%

Зарегистрированные в реестре акционеров лица, чья доля в уставном капитале Общества превышает 5%:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на: 31.12.2006	31.12.2007
ОАО РАО "ЕЭС России"	48,614 %	48,614 %
ЗАО "Депозитарно-Клиринговая Компания" (номинальный держатель)	37,58%	39,951%
Физические лица	7,905%	6,691%

таблица 1

Событие	Дата	Номер гос. регистрации	Количество акций в выпуске обыкновен-ные	привилегированные	Номинальная стоимость ценной бумаги руб.	Дата регистрации проспекта цб (плана приватизации / проспекта эмиссии)
Первичная эмиссия	22.04.1993	42-1П-315	1 926 833	288 000	1 000	22 апреля 1993 года
Второй выпуск	07.10.1994	42-1-810	499 053 208	74 304 000	1 000	07 октября 1994 года
Третий выпуск	12.04.1999	1-03-00127-А 2-03-00127-А	3 005 880 246	447 552 000	1	12 апреля 1999 года
Объединение выпусков	04.07.2003	1-01-00127-А 2-01-00127-А	3 506 860 287	522 144 000	1	-
Четвертый выпуск	14.05.2004	1-01-00127-А-003D	59 725 245	-	1	-
Конвертация	02.11.2006	1-02-00127-А 2-02-00127-А	3 538 928 532	521 993 080	0,25 0,01	14 декабря 2006 года
Общее кол-во акций в обращении			3 538 928 532	521 993 080	0,25 0,01	

Обыкновенные и привилегированные именные бездокументарные акции ОАО "Самараэнерго", номинальной стоимостью 0,25 руб. и 0,1 руб., допущены к торгам на ОАО "Фондовая биржа "Российская Торговая Система" в разделе "Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки" с 16 февраля 2007 года.
Коды акций ОАО "Самараэнерго", присвоенные ОАО "Фондовая биржа "Российская Торговая Система":

	Обыкновенные акции	Привилегированные акции
Классический рынок	SAGO	SAGOP
Биржевой рынок	SAGOG	SAGOPG

Динамика курса привилегированных акций*


Средневзвешенная цена
0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0,0
01.05.07
01.06.07
01.07.07
01.08.07
01.09.07
01.10.07
01.11.07
01.12.07

* по данным www.rts.ru

На представленном графике отражена динамика курса привилегированных акций ОАО "Самараэнерго". С начала торгов в мае 2007 года наблюдается снижение средневзвешенной цены с 0,57 руб. за одну акцию до 0,18 руб. Рыночная цена привилегированной акции ОАО "Самараэнерго" по состоянию на 31.12.2007 года составила 0,20 руб.

Объем торгов по привилегированным акциям*


200000
150000
100000
50000
0
01.05.07
01.06.07
01.07.07
01.08.07
01.09.07
01.10.07
01.11.07
01.12.07

Динамика курса обыкновенных акций*


0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0,0
24.04.07
24.05.07
24.06.07
24.07.07
24.08.07
24.09.07
24.10.07
24.11.07
24.12.07

Если анализировать динамику средневзвешенных цен на обыкновенные акций ОАО "Самараэнерго", то просматривается тенденция аналогичная динамике цен привилегированных акций. С начала торгов до конца марта 2007 года наблюдался рост рыночной цены акций. Период с июля по декабрь 2007 года характеризует падение средневзвешенной цены акций до 0,46 рублей за 1 обыкновенную акцию. Рыночная цена обыкновенной акции ОАО "Самараэнерго" по состоянию на 31.12.2007 года составила 0,516 руб.

Объем торгов по обыкновенным акциям*


30000
25000
20000
15000
10000
5000
0
24.04.07
24.07.07
24.08.07
24.09.07
24.10.07
24.11.07
24.12.07

Капитализация компании по рыночной цене по привилегированным акциям на торгах на классическом и биржевом рынке на 28.12.2007 г. составила 104 842 310,12 руб., по обыкновенным акциям 1 827 467 304,64.
Капитализация компании в 2007 году согласно данным о рыночных ценах ОАО "ФБ "РТС":

	Обыкновенные акции, руб.	Привилегированные акции, руб.	Общая капитализация, руб.
на 28.12.2007	1827467304,64	104842310,121	932309614,76



В Швеции разработан аппарат, который отключает электричество у соседа в случае, если он слушает музыку или телевизор на полной громкости. Суть изобретения заключается в том, что в квартире устанавливается «контроль уровня звука», превышение которого становится причиной автоматического отключения электричества в квартире. Пока реле громкости установлено только в шведском городе Эребру,с согласия жильцов в трех квартирах пожилых людей с плохим слухом.

На введение этого новшества было вынуждено пойти руководство жилых домов «Эбу», так как в год от квартиросъемщиков в управляющую компанию комплекса поступало в среднем 1100 жалоб, связанных со слишком «громкими» соседями.

Автором изобретения стал местный электрик, Юнанс Таннерстад.





$$P = \frac{A}{\Delta t} = IU = I^2R \; \frac{U^2}{R}$$

[мощность тока]

1 квт-ч энергии достаточен для выпечки 36 кг хлеба, добычи 30 кг нефти или 40 кг каменного угля, производства 1,5 кг бумаги.







14
13
17
12
10
20
15

«Потребность в единице в первую очередь ощущается при купле и продаже. Поэтому наиболее древние единицы – это те, которые были приняты людьми, занимавшимися одним и тем же ремеслом и жившими в одном и том же месте»

Д.К. Максвелл

4

Основные производственные показатели

САМАРАЭНЕРГО

С 1 января 2006 г. межрегиональные компании - ОАО "Волжская ТГК" и ОАО "Волжская МРК", созданные при участии ОАО "Самараэнерго", ОАО "Саратовэнерго" и ОАО "Ульяновскэнерго", приступили к операционной деятельности, приняв на себя функции АО-энерго по генерации и распределению электрической и тепловой энергии.

Таким образом, информация по объему выработки электроэнергии и мощности в разбивке по генерирующим мощностям ОАО "Самараэнерго" не предоставляется.



Энергосбытовая деятельность

5.1. Динамика товарного отпуска и реализации энергии за последние 3 года, в том числе динамика абонентской задолженности

За 2007г. полезный отпуск электроэнергии составил 19262,1 млн.кВт.ч., что на 4,6% превышает объем, установленный бизнес-планом.

Основными задачами энергосбытовой деятельности являлись:

1. Усиление влияния и поднятие статуса ОАО "Самараэнерго" как гарантирующего поставщика и как заказчика услуг по передаче электрической энергии на розничном рынке и как покупателя на оптовом рынке.
2. Выполнение планового уровня реализации.
3. Сохранение потребителей на розничном рынке электрической энергии.
4. Приём потребителей электрической энергии на прямые расчёты от энергоснабжающих организаций.
5. Взаимодействие и развитие отношений с территориальными сетевыми организациями.

ОАО "Самараэнерго". Объём продаж и реализации электроэнергии в 2005-2007г.

тыс.руб. (с НДС)

показатели	2005г.	2006г.	2007г.
Объем продаж	19 959 610	22 177 965	25 438 242
Объем реализации	19 918 153	22 183 723	25 327 013
Уровень реализации	99,8 %	100,0 %	99,6 %



99,6%
100,0%
98,8%
30000
25000
20000
15000
10000
5000
0
19959610
19918153
22177965
22183723
25438242
25327013
объемы продаж
объем реализации

ОАО "Самараэнерго". Динамика дебиторской абонентской задолженности в 2005-2007г.

Собственные потребители.

тыс.руб.

01.01.2005г.	01.01.2006г	01.01.2007г	01.01.2008г
500 382	470 205	368 613	454 974

Дебиторская задолженность ОАО "ВолжскаяМРК" за электроэнергию, приобретаемую в целях компенсации потерь.

тыс.руб.

01.01.2005г.	01.01.2006г	01.01.2007г	01.01.2008г
-	-	19 813	10 182

Дебиторская задолженность прочих сетевых организаций за электроэнергию, приобретаемую в целях компенсации потерь.

тыс.руб.

01.01.2005г.	01.01.2006г	01.01.2007г	01.01.2008г
-	-	-	11 712

Итого:

тыс.руб.

01.01.2005г.	01.01.2006г	01.01.2007г	01.01.2008г
500 382	470 205	388 426	476 868



600000
500000
400000
300000
200000
100000
0
500 382
470 205
388 426
476 868
0,1,01,2005г.
01,01,2006г.
01,01,2007г.
01,01,2008г.

Энергосбытовая деятельность была направлена на минимизацию следующих возможных рисков:

1. Выход крупных потребителей ОАО "Самараэнерго" на оптовый рынок.
2. Образование конкурирующих сбытовых компаний на розничном рынке электроэнергии.
3. Увеличение дебиторской задолженности, сомнительной для признания потребителем и взыскания.
4. Кассовый разрыв между оплатой за электрическую энергию, приобретаемую на оптовом рынке и наличием денежных средств.

5.2. Динамика изменения структуры реализации энергии (взаимозачеты, векселя, денежные средства) за последние 3 года.

Показатели	2005г. факт	2006г. факт	2007г.факт
Полезный отпуск электроэнергии (млн. кВт.ч)	17 903	18 776	19 262
Выручка от реализации электроэнергии (млн. руб.) без НДС	16 779	18 723	21 558

ОАО "Самараэнерго". Отпуск электроэнергии в 2005-2007г. (млн. кВт.час)


19500
19000
18500
18000
17500
17000
0
17903
18776
19262
2005
2006
2007

5.3.Динамика изменения тарифов на электроэнергию по датам введения тарифа за последние 3 года.

На 2007 год тарифы на электрическую энергию установлены приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области от 24.11.2006г. № 47, 51 от 10.11.2006г. № 42, 43.
Расчет тарифов на электрическую энергию выполнен в соответствии с:
1. Основами ценообразования в отношении электрической и тепловой энергии в Российской Федерации, утвержденными постановлением Правительства РФ №109 от 26.02.04г.
2. Методическими указаниями по расчету регулируемых тарифов и цен на электрическую (тепловую) энергию на розничном рынке (потребительском) рынке, утвержденными постановлением ФСТ РФ №20-в/2 от 06.08.2004г.

Динамика тарифов на электрическую энергию по группам потребителей.

		2005	2006	2007	Прирост тарифов 2007/2006	
Группы потребителей	Уровень напряжения	Приказы УГРКЭ №24, 25 от 10.11.04г. №41 от 10.12.04г.	Приказы УГРиКЭ № 56, 57, 58 от 05.12.05г., №60 от 08.12.05г.	Приказы УГРиКЭ № 47,51 от 24.11.2007г., № 42,43 от 10.11.2006г.	руб./МВтч	%
Базовые потребители	ВН	932	1013	1104	91	9,0
	СН-1	1397	1518	1655	137	9,0
	СН-2	1555	1690	1842	152	9,0
	НН	1700	1848	2014	166	9,0
Прочие потребители	ВН	951	1025	1117	92	9,0
	СН-1	1419	1532	1670	138	9,0
	СН-2	1606	1734	1890	156	9,0
	НН	1848	1996	2176	180	9,0
Сельхозтоваропроизводители	ВН	865	932	1016	84	9,0
	СН-1	1290	1391	1516	125	9,0
	СН-2	1460	1574	1716	142	9,0
	НН	1680	1811	1974	163	9,0
Учреждения социальной защиты		980	1056	1151	95	9,0
Население городское*		1150	1310	1480	170	13,0
Население сельское*		800	920	1040	120	13,0
Учреждения, финансируемые из бюджетов различных уровней		1300	1404	1530	126	9,0
Средний тариф для потребителей ОАО "Самараэнерго"		917	1008	1102	94	9,3

* тариф включает НДС

В соответствии с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области тарифы для населения и приравненных к ним потребителей в 2007г. увеличились на 13 %, для остальных групп потребителей рост тарифа по сравнению с 2006г. составил 9 %.
По результатам тарифной компании утвержденный средневзвешенный тариф для потребителей ОАО "Самараэнерго" на 2007г. составил 1102 руб./МВтч, что выше уровня 2006г. на 9,3%.


Динамика тарифа для потребителей ОАО "Самараэнерго" в 2005-2007гг., руб./МВтч
руб/МВтч.
2500
2000
1500
1000
500
0
2005
2006
2007
средний тариф 2005г.
средний тариф 2006г.
средний тариф 2007г.
Базовые потребители ВН
Базовые потребители СН-1
Базовые потребители СН-2
Базовые потребители НН
Прочие потребители ВН
Прочие потребители СН-1
Прочие потребители СН-2
Прочие потребители НН
Сельхозтоваропроизводители ВН
Сельхозтоваропроизводители СН-1
Сельхозтоваропроизводители СН-2
Сельхозтоваропроизводители НН
Учреждения социальной защиты
Население городское*
Население сельское*
Учреждения, финансируемые из бюджетов различных

5.4. Динамика регулируемых/нерегулируемых цен покупки/продажи электрической энергии на НОРЭМ (графическое и текстовое представление).

Индикативная цена на электроэнергию в 2007г. равна 402,91 руб/МВтч. При этом нерегулируемая цена покупки за год составила 648,3 руб/МВтч, а нерегулируемая цена продажи - 553 руб/Мвтч.

Изменение покупки/продажи на нерегулируемых секторах НОРЭМ в 2007 году


800
700
600
500
400
300
индикативная цена на э/э
нерегулируемая цена покупки
нерегулируемая цена продажи

При этом в первом и втором кварталах доля покупки по регулируемой цене составила 0,94 и 0,92 а в третьем и четвертом кварталах доля покупки по регулируемой цене спналась до 0,87 и 0,88 соответственно из-за увеличения доли либерализации рынка.

В целом за 2007 год доля покупки по регулируемой цене составила 0,9.


Объемы покупки по регулируемым и нерегулируемым ценам для ОАО "Самараэнерго" в 2007г.
6000
5000
4000
3000
2000
1000
0
1 квартал
2 квартал
3 квартал
4 квартал
объем покупки по рег. цене
объем покупки по нерег. цене

5.5. Динамика объемов покупки энергии на НОРЭМ (графическое и текстовое представление) с учётом доли либерализации и разбивкой на регулируемые/нерегулируемые объёмы.

В 2007г. ОАО "Самараэнерго" купило на НОРЭМ 20 855,15 млн. кВтч электроэнергии, в том числе по регулируемой цене 18 830,57 млн. кВтч и по нерегулируемым ценам (на Рынке на Сутки Вперед и на Балансирующем Рынке) 2 024,57 млн. кВтч.

5.6. Динамика электропотребления, расчетов с потребителями и структуры абонентской задолженности за последние 3 года с разбивкой на регулируемые/нерегулируемые объёмы (графическое и текстовое представление)

показатели		2005г. фак	2006г. факт	2007г. факт
Полезный	всего	17 903	18776	19262
отпуск	регулируемый		18735	17670
электро-	нерегулируемый		41	1592
энергии (млн. кВт.ч)				
Выручка от	всего	16 779	18723	21558
реализации	регулируемый		18676	19524
электро-	нерегулируемый		47	2034
энергии (млн. руб.) без НДС				

Бизнес-планом на 2007г. предусматривался рост дебиторской абонентской задолженности на 113,8 млн. руб. Фактически дебиторская абонентская задолженность увеличилась на 88,4 млн. руб.
Уровень реализации был установлен в размере 99,6%. Фактический уровень реализации за 2007 год составил 99,6%.
По состоянию на 01.01.2008 г. дебиторская абонентская задолженность составила 454,97 млн. руб., дебиторская задолженность ОАО "Волжская МРК" за электроэнергию, приобретаемую в целях компенсации потерь - 10,18 млн. руб., дебиторская задолженность прочих сетевых организаций за электроэнергию, приобретаемую в целях компенсации потерь - 11,71 млн. руб.
На 01.01.2008 г. в структуре дебиторской абонентской задолженности по степени ликвидности по сравнению с началом года произошли следующие изменения:
- на 2,8 процентных пункта увеличилась доля текущей задолженности;
- на 1,2 процентных пункта увеличилась доля невозможной к взысканию задолженности ("мертвой");
- на 1,8 процентных пункта увеличилась доля рабочей задолженности;
- на 5,8 процентных пункта уменьшилась доля мораторной задолженности.

В результате на 01.01.2008 г. сложилась следующая структура дебиторской абонентской задолженности за электроэнергию:
-текущая - 82,3%
-рабочая - 8,5%
-мораторная - 6,8%
-невозможная к взысканию ("мертвая") - 2,4%.

Структура дебиторской абонентской за энергию на 01.01.2007 г.
- текущая - 79,5%
- рабочая - 6,7%
--мораторная - 12,6%
-невозможная к взысканию ("мертвая") - 1,2%.

Структура дебиторской абонентской за энергию на 01.01.2006 г.
- текущая - 66,0%
- рабочая - 10,2%
- мораторная -5,2%
- невозможная к взысканию ("мертвая") - 18,6%.

Структура дебиторской абонентской задолженности по степени ликвидности за 2005-2007гг.

на 01.01.2008г.


мораторная 6,8%
невозможная к взысканию ("мертвая") 2,4%
рабочая 8,5%
текущая 82,3%

на 01.01.2007г.


невозможная к взысканию ("мертвая") 1,2%
мораторная 12,6%
рабочая 6,7%
текущая 79,5%

на 01.01.2006г.


рабочая 10,2%
мораторная 5,2%
невозможная к взысканию ("мертвая") 18,6%
текущая 66,0%





Электрический счетчик Эдисона, запатентованный в 1881 году, действовал на основе электрохимического эффекта электротока. В электролитическую ячейку данного счетчика в начале расчетного периода помещалась точно взвешенная пластинка меди. Ток, проходящий через электролит, вызывал осаждение меди. В конце расчетного периода медную пластинку снова взвешивали, и разница в весе отображала количество электричества, которое прошло сквозь неё. Этот счетчик был калиброван таким образом, что счета можно было выставлять в кубических футах газа. Такие счетчики продолжали использовать до конца 19 века.

[баланс мощностей в цепях синусоидального тока]

$$\sum_{k=1}^{n} \underline{Z}_k I_k^2 = \sum_{k=1}^{n} \dot{E}_k \overset{*}{I}_k$$





Первые счетчики современного типа крепились на деревянной основе, делали 240 оборотов в минуту и весили 23 кг.



ЦЭ2726-12
220 V 5(50) A 50 Hz

«Когда электротипия, электрический свет станут коммерческими мы, быть может, сможем купить микрофараду или мегафараду электричества»

В. Томсон



6

Основные показатели бухгалтерской и финансовой отчетности Общества

САМАРАЭНЕРГО

6.1. Основные положения учетной политики Общества.

Учетная политика ОАО "Самараэнерго" на 2007 год утверждена приказом №231 от 29.12. 2006 года.

1. Основа составления
ОАО "Самараэнерго" организует и ведет бухгалтерский учет, составляет бухгалтерскую отчетность в соответствии с Федеральным законом от 21 ноября 1996г. № 129-ФЗ "О бухгалтерском учете", Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным приказом Министерства финансов Российской Федерации от 29.07.98г. № 34н, Положениями по бухгалтерскому учету ПБУ 1- ПБУ 20 и иными нормативными документами в области бухгалтерского учета.
Для ведения бухгалтерского учета используется рабочий план счетов, разработанный на основе типового плана счетов холдинга РАО "ЕЭС России", в соответствии с Планом счетов бухгалтерского учета, утвержденным приказом Министерства Финансов РФ от 31 октября 2000г. № 94н с учетом функциональности программного обеспечения, используемого для ведения бухгалтерского учета в ОАО "Самараэнерго". Субсчета, предусмотренные в Плане счетов, используются Обществом исходя из требований управления, включая нужды анализа, контроля и отчетности.

2. Составление финансовой (бухгалтерской) отчетности
Годовая бухгалтерская отчетность ОАО "Самараэнерго" утверждается общим собранием акционеров в соответствии с требованиями ст.48 Закона "Об акционерных обществах" № 208-ФЗ (ред.29.12.2004 г.)
Финансовая отчетность ОАО "Самараэнерго" по МСФО формируется на основании консолидационных таблиц - расшифровок, разрабатываемых для каждого отчетного периода и заполняемых филиалом и бухгалтерией Исполнительной дирекции.

3. Порядок проведения инвентаризации имущества и обязательств
Инвентаризация имущества и обязательств проводится в соответствии с п.1 статьи 12 Федерального закона от 21.11.1996г. № 129-ФЗ "О бухгалтерском учете" и Методическими указаниями по инвентаризации имущества и финансовых обязательств, утвержденными приказом Министерства финансов РФ от 13.06.1995г. № 49.
Проведение инвентаризации обязательно в случаях, предусмотренных законодательством.

4. Учет капитальных вложений и оборудования к установке
Учёт капитальных вложений ведётся в соответствии с ПБУ 2/94 "Учет договоров (контрактов) на капитальное строительство", "Положением по бухгалтерскому учёту долгосрочных инвестиций" (утверждено письмом Минфина № 160 от 30.12.1993 г.).
К капитальным вложениям относятся затраты, направленные на создание, приобретение, реконструкцию или модернизацию основных средств, а также на создание и приобретение нематериальных активов и затраты на НИОКР.
Оценка капитальных вложений осуществляется в сумме фактических затрат Общества.

5. Учет основных средств
Учет основных средств в ОАО "Самараэнерго" ведется в соответствии с ПБУ 6/01, утвержденным приказом Минфина РФ от 18 мая 2002 г. № 45н и "Методическими указаниями по бухгалтерскому учету основных средств", утвержденные приказом Минфина РФ от 13.10.2003г. № 91 н.
К основным средствам относятся активы, в отношении которых одновременно выполняются условия, перечисленные в п. 4 ПБУ 6/01.
Признание актива в качестве основного средства осуществляется в случае, когда его стоимость может быть надежно оценена и поступление актива в Общество оформлено документами в соответствии с п.7 "Методических указаний по бухгалтерскому учету основных средств".

Переоценка объектов основных средств осуществляется в соответствии с п.15 ПБУ 6/01 на основании приказа Руководителя. Переоценка основных средств проводится не чаще одного раза в год. Метод определения текущей (восстановительной) стоимости (путем индексации или методом прямого пересчета) выбирается при проведении каждой переоценки и утверждается приказом Руководителя.
По объектам основных средств, принятым к бухгалтерскому учету до 01 января 2002г., срок полезного использования определяется в соответствии с Постановлением Совмина СССР от 22 октября 1990 г. № 1072 "О единых нормах амортизационных отчислений на полное восстановление основных фондов народного хозяйства СССР".
По объектам основных средств, принятым к бухгалтерскому учету начиная с 01 января 2002г., срок полезного использования определяется в соответствии с Постановлением Правительства РФ от 01 января 2002г. № 1 "О классификации основных средств, включаемых в амортизационные группы".
При этом по каждой амортизационной группе, применяется минимальный срок полезного использования плюс один месяц.

6. Учет нематериальных активов
Бухгалтерский учет нематериальных активов, кроме результатов

НИОКР, осуществляется в соответствии с ПБУ 14/2000, утвержденным приказом Минфина РФ от 16.10.2000 г. № 91н.
К нематериальным активам относятся активы, в отношении которых одновременно выполняются условия, перечисленные в п. 3 ПБУ 14/2000.
Признание активов в качестве нематериальных осуществляется в случае, когда стоимость актива может быть надежно оценена и поступление актива в Общество оформлено документами в соответствии с требованиями действующего законодательства по бухгалтерскому учету.
Амортизация нематериальных активов начисляется линейным способом, исходя из срока полезного использования с применением счета 05.

7. Учет расходов на НИОКР
Бухгалтерский учет расходов на НИОКР осуществляется в соответствии с ПБУ 17/02, утвержденным приказом Минфина РФ от 19.11.2002г. № 115 н.
Научно-исследовательские, опытно-конструкторские и технологические работы, выполненные как собственными силами, так и силами сторонних организаций, по которым получены результаты, подлежащие правовой охране, но не оформленные в установленном законодательстве порядке, либо по которым получены результаты, не подлежащие правовой охране в соответствии с нормами действующего законодательства, являются расходами на НИОКР.
В бухгалтерской отчетности информация по расходам на НИОКР отражается обособленно в разделе "Внеоборотные активы", по строке 110, расшифровка по строке 115.

8. Учет материально-производственных запасов
Бухгалтерский учет материальных - производственных запасов (далее МПЗ) осуществляется в соответствии с ПБУ 5/01 утвержденным приказом Минфина РФ от 09.06.01г. № 44н и методическими указаниями по бухгалтерскому учету МПЗ, утвержденными приказами Минфина РФ от 18.12.2001 № 119 н.
Активы, признаются в качестве МПЗ в соответствии с п.2 ПБУ5/01.В состав МПЗ входят материалы, готовая продукция, товары, предназначенные для перепродажи и для безвозмездной передачи.
Группировка осуществляется в разрезе каждого объекта учета и представлена в Рабочем плане счетов в разрезе субсчетов.
В финансовой (бухгалтерской) отчетности МПЗ отражаются по фактическим затратам на их приобретение. Резерв под обесценение МПЗ не создается.

9. Учет денежных средств
Учетным объектом денежных средств Общества являются наличные денежные средства в кассе, денежные средства на счетах в банках и денежные документы.
Учет кассовых операций в Обществе ведется в соответствии с "Порядком ведения кассовых операций в РФ", утв. Письмом ЦБ РФ от 04.10.1993 N 18 (ред. от 26.02.1996).
Выдача наличных денег под отчет производится на лицевые счета в безналичном порядке материально-ответственным лицам, лицам по приказам на командировки и другим сотрудникам на основании заявлений и утвержденных авансовых отчетов.
В финансовой (бухгалтерской) отчетности (балансе) остатки денежных средств в кассе, на счетах в кредитных организациях отражаются по статье "Денежные средства" в сумме, равной денежному эквиваленту в рублях. Информация о движении денежных средств раскрывается в ф.4 "Отчет о движении денежных средств".

10. Учет финансовых вложений
Бухгалтерский учет финансовых вложений регулируется Положением по бухгалтерскому учету "Учет финансовых вложений" ПБУ 19/02, утвержденным Приказом Минфина России от 10.12.2002 № 126н.
К финансовым вложениям Общества относит активы, которые признаны в соответствии с критериями, установленными п.3 ПБУ 19/02.
Для оценки финансовых вложений в отчетности они подразделяются на две группы:
финансовые вложения, по которым определяется текущая рыночная стоимость;
финансовые вложения, по которым их текущая рыночная стоимость не определяется.
Финансовые вложения, по которым можно определить текущую рыночную стоимость в установленном порядке, их стоимость уточняется ежеквартально путем корректировки их оценки на предыдущую отчетную дату. Разница между оценкой финансовых вложений по текущей рыночной стоимости на отчетную дату и предыдущей оценкой финансовых вложений относится на финансовые результаты ОАО "Самараэнерго" (на счет 91 "Прочие доходы и расходы".

Финансовые вложения, по которым не определяется текущая рыночная стоимость, подлежат отражению в бухгалтерском учете и бухгалтерской отчетности на отчетную дату по первоначальной стоимости.
Займы, предоставленные ОАО "Самараэнерго" другим организациям и физическим лицам в денежной и натуральной формах отражаются на субсчете "Предоставленные займы".
Учет депозитных сертификатов ведется в бухгалтерском учете на субсчете "Депозитные сертификаты".
Учет приобретенных финансовых векселей ведется на субсчете "Векселя". Выдача векселей в подотчет производится только материально-ответственным лицам, которые утверждены приказом ОАО "Самараэнерго".
В финансовой (бухгалтерской) отчётности финансовые вложения отражаются с подразделением на краткосрочные и долгосрочные вложения.

11. Учет расходов будущих периодов
В целях соблюдения принципа соответствия доходов и расходов, расходы, произведенные в данном отчетном периоде, но относящиеся к будущим отчетным периодам, учитываются в составе расходов будущих периодов, в том числе:
лицензии, разрешения, сертификации, за исключением расходов на их оформление (госпошлина);
единовременные лицензии, разрешения, сертификации платежи за право доступа в систему "Интернет";
расходы, связанные с приобретением права на использование программных продуктов и баз данных по договорам с правообладателем (неисключительные права), в том числе расходы на расширение и обновление программ и баз данных;
расходы по страхованию имущества и работников;
расходы на оплату отпусков работникам, переходящие на следующий месяц;
иные расходы, относящиеся к будущим периодам.
Расходы по оформлению лицензий относятся на текущие расходы.
Списание затрат по доступу к телефонной сети производится в течение 12 месяцев, начиная с месяца подписания акта выполненных работ.
В финансовой (бухгалтерской) отчётности остаток расходов будущих периодов отражается в сумме фактических расходов в составе оборотных активов.

12. Учет расчетов и обязательств
Дебиторской задолженностью признается имущественное право, на получение с должника определенной денежной суммы, товара, услуги и т.п.

Дебиторская задолженность отражается в полной сумме, подлежащей оплате покупателями продукции, потребителями работ, услуг, на основании условий договоров - одномоментно в полном объеме или периодически.
В финансовой (бухгалтерской) отчётности дебиторская задолженность отражается в сумме, фактически причитающейся к уплате.

13.Учет собственного капитала
Капитал Общества складывается из:
Уставного капитала;
Добавочного капитала;
Резервного капитала;
Нераспределенной прибыли.
Уставный капитал сформирован за счет вкладов учредителей и состоит из номинальной стоимости акций, размещенных среди акционеров, в соответствии с Уставом Общества.
Добавочный капитал формируется за счет сумм проведенных переоценок основных средств и эмиссионного дохода, рассчитанного как разница между номинальной и продажной ценой акций, вырученной в процессе формирования (увеличения) уставного капитала за счет продажи акций по цене, превышающей их номинальную стоимость. Использование добавочного капитала производится по решению собрания акционеров Общества на увеличение уставного капитала, на распределение сумм между учредителями Общества и т.п.
Резервный капитал создается в порядке и размерах, предусмотренных

уставом, т.е. не более 5% от Уставного капитала. Использование резервного капитала производится в соответствии с решением акционеров Общества на покрытие убытков Общества за отчетный год, на погашение облигаций Общества.

14. Учетов доходов и расходов
Бухгалтерский учет доходов от реализации товаров, работ, услуг осуществляется в соответствии с ПБУ 9/99 "Доходы организации" (утвержденным Приказом Минфина № 32н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999 г. № 107н, 30.03.2001 № 27н).
Доходами Общества являются доходы от перепродажи электрической энергии, мощности по утвержденным тарифам и других видов деятельности (доходы от обычных видов деятельности). Доходы, отличные от доходов от обычных видов деятельности, считаются прочими поступлениями (согласно п.п. 7 и 9 ПБУ 9/99 "Доходы организации").
Учет выручки от продажи товаров, поступлений, связанных с оказанием услуг ведется по видам деятельности на счёте 90 "Продажи" субсчёте 90/1 "Выручка" в аналитике согласно рабочему плану счетов.
Выручка признается в бухгалтерском учете в соответствии с п.12 ПБУ 9/ 99.
Бухгалтерский учет расходов осуществляется в соответствии с ПБУ 10/99 "Расходы организации" (утвержденным Приказом Минфина № 33н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999 г. № 107н, 30.03.2001 № 27н).
К расходам по обычным видам деятельности относятся все расходы, связанные с продажей товаров, оказанием услуг, выполнением работ, в соответствии с пп.5-10 ПБУ 10/99 "Расходы организации".
Расходы признаются в бухгалтерском учете в соответствии с п.16 и п.18 ПБУ 10/99.

15. Учет текущего налога на прибыль
Текущий налог на прибыль (убыток) рассчитывается в бухгалтерском учете в соответствии с ПБУ 18/02 "Учет расчетов по налогу на прибыль", утвержденным приказом Минфина РФ от 19.11.2002г.№ 114н.
В бухгалтерском учете постоянные налоговые обязательства и постоянные налоговые активы отражаются на счете 99 "Прибыль и убытки" соответственно на субсчетах "Постоянные налоговые обязательства и "Постоянные налоговые активы".
В соответствии с приказом Минфина № 38н от 07.05.2003г., отложенные налоговые активы ведутся в бухгалтерском учете на счетах 77 "Отложенные налоговые обязательства" и 09 "Отложенные налоговые активы".

16. Учет активов и обязательств, стоимость которых выражена в иностранной валюте
Стоимость активов и обязательств, выраженная в иностранной валюте, отражается в учете Общества в соответствии с ПБУ 3/2000 "Учет активов и обязательств, стоимость которых выражена в иностранной валюте", утвержденным приказом Минфина от 10.01.2000 г № 2н.
Стоимость активов и обязательств, выраженная в иностранной валюте, для отражения в бухгалтерском учете и бухгалтерской отчетности подлежит пересчету в рубли по курсу Центрального банка РФ, действующему на отчетную дату.

17. Забалансовый учет активов и обязательств.
Информация о наличии и движении ценностей, временно находящихся в пользовании или распоряжении Общества, условных прав и обязательств отражается на забалансовом учете. Бухгалтерский учет указанных объектов ведется по простой системе (без использования метода двойной записи).

18. Отражение в отчетности событий после отчетной даты , условных фактов хозяйственной деятельности, информации по прекращаемой деятельности ,информации по аффилированным лицам и информации по сегментам.
Учет событий после отчетной даты осуществляется в соответствии с ПБУ 7/98 "События после отчетной даты", утвержденным приказом Минфина РФ от 25.11.1998г. №56н.
ОАО "Самараэнерго" отражает в бухгалтерской отчетности события после отчетной даты, которые оказали или могут оказать влияние на финансовое состояние, движение денежных средств или на результат деятельности Общества и которые имели место в период между отчетной датой и датой подписанием бухгалтерской отчетности за отчетный период.

19. Налоговый учет
ОАО "Самараэнерго" исчисляет и уплачивает налоги и сборы в соответствии с законодательством Российской Федерации о налогах и сборах, законодательством субъектов Российской Федерации о налогах и сборах, нормативными правовыми актами органов местного самоуправления о налогах и сборах.
Формирование налогооблагаемой базы и составление налоговой отчетности по налогу на прибыль, осуществляется Бухгалтерией централизованно по ОАО "Самараэнерго" на основании данных, представляемых отделом налогового учета и обособленными подразделениями ОАО "Самараэнерго".

6.2. Анализ динамики результатов деятельности и финансового положения компании (в том числе анализ структуры и динамики чистых активов) за последние 3 года.

	2005 год	2006 год	2007 год
Выручка по отгрузке, в т.ч.тыс.руб.	25 649 889	21 684 415	25 060 352
Себестоимость, в т.ч. тыс.руб.	24 103 399	21 419 098	24 814 573
Валовая прибыль тыс. руб.	1 546 490	265 317	245 779
Прибыль до налогообложения тыс. руб.	841 843	556 432	707 613
Чистая прибыль тыс.руб.	760 729	(264 317)	1 231 785

Финансовые показатели Показатели ликвидности	2005	2006	2007	Значение показателя рекомендуемое значение
Коэффициент абсолютной ликвидности	1,040	1,21	0,93	0,2-0,5
Коэффициент срочной ликвидности	2,396	1,83	1,91	0,8-1,0
Коэффициент текущей ликвидности	2,525	2,07	2,29	>1,0
Показатели финансовой устойчивости				
Коэффициент финансовой независимости	0,901	0,63	0,70	0,5-0,6
Показатели рентабельности				
Рентабельность продаж	6,03%	1,22%	-0,99	-
Рентабельность собственного капитала	3,04%	12,66%	24,50	-
Рентабельность активов	3,05%	-7,9%	28,40	-
Показатели деловой активности				
Динамика дебиторской задолженности	241,0%	21,8%	71,2%	-
Динамика кредиторской задолженности	44,7%	56,2%	-9,82	-
Соотношение дебиторской и кредиторской задолженности	1,680	0,65	1,24	-

Значения относительных финансовых показателей не ниже рекомендуемых значений. Анализ показателей ликвидности и финансовой устойчивости за период с начала 2005 г. позволяет сделать вывод об относительно стабильном финансовом состоянии компании.
В рассматриваемый период по результатам экспресс-анализа (в соответствии с Методикой рейтингования дочерних и зависимых обществ РАО "ЕЭС России"), компания имеет устойчивое финансовое положение, что сохраняется на протяжении последних нескольких лет.

САМАРАЭНЕРГО

ОСНОВНЫЕ ПОКАЗАТЕЛИ БУХГАЛТЕРСКОЙ И ФИНАНСОВОЙ ОТЧЕТНОСТИ ОБЩЕСТВА

	на 01.01.2007 (тыс. руб.)	на 31.12.2007 (тыс. руб.)	отклонение абс.	отклонение %
Активы	3 333 372	4 580 743	1 247 371	37,42
Нематериальные активы	1 740	531	-1 209	-69,48
Основные средства	62 049	62 330	281	0,45
Незавершенное строительство	3 333	4 860	1 527	45,81
Долгосрочные финансовые вложения	702 891	1 382 101	679 210	96,63
Прочие внеоборотные активы (включая величину отложенных налоговых активов)	6 116	15 570	9 454	154,58
Запасы	30 731	36 501	5 770	18,78
НДС по приобретенным ценностям	244 991	461 474	216 483	88,36
Дебиторская задолженность	790 695	1 353 768	563 073	71,21
Краткосрочные финансовые вложения	1 185 483	972 022	-213 461	-18,01
Денежные средства	305 343	291 586	-13 757	-4,51
Прочие оборотные активы	0	0	0	-
Пассивы	1 243 150	1 367 503	124 353	10,00
Долгосрочные обязательства по займам и кредитам	0	0	0	-
Прочие долгосрочные обязательства (включая резерв по сомнительным долгам)	8 419	7 880	-539	-6,40
Краткосрочные обязательства по займам и кредитам	0	254 600	254 600	-
Кредиторская задолженность	1 214 270	1 094 978	-119 292	-9,82
Задолженность участникам (учредителям) по выплате доходов	20 461	10 045	-10 416	-50,91
Резервы предстоящих расходов и платежей	0	0	0	-
Чистые активы	2 090 222	3 213 240	1 123 018	53,72
Уставный капитал	889 952	889 952	0	0,00
Разность между ЧА и УК	1 200 270	2 323 288	1 123 018	93,56

Величина чистых активов превышает размер уставного капитала и является основным исходным показателем устойчивости финансового состояния Общества.

6.3. Бухгалтерский баланс Общества за отчетный период.

БУХГАЛТЕРСКИЙ БАЛАНС
по внутреннему стандарту РАО "ЕЭС России"

на 31 декабря 2007 года

Приложение к приказу
Министерства финансов РФ
от 22.07.03 N 67н

		КОДЫ
	Форма N1 по ОКУД	0710001
	Дата (год, месяц, число)	2007\12\31
организация ОАО "САМАРАЭНЕРГО"	по ОКПО	102504
Идентификационный номер налогоплательщика	ИНН	6315222985
Вид деятельности промышленность	по ОКВЭД	51.56.4
Организационно-правовая форма\ форма собственности	ОКОПФ\ОКФС	47\34
Единица измерения тыс.руб	по ОКЕИ	384
443100 г.Самара, ул.Маяковского, д.15		

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы		110	1 740	531
в том числе:				
права на патенты, программы, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы		111	46	34
организационные расходы		112	-	-
деловая репутация организации		113	-	-
другие виды нематериальных активов		114	-	-
результаты НИОКР		115	1 694	497
Основные средства		120	62 049	62 330
в том числе:				
земельные участки и объекты природопользования		121	40	50
здания, машины и оборудование, сооружения		122	55 907	57 582
другие виды основных средств		123	6 102	4 698
Незавершенное строительство		130	3 333	4 860
в том числе				
оборудование к установке		13001	-	1 854
вложения во внеоборотные активы		13002	3 333	3 006
Доходные вложения в материальные ценности		135	-	-
в том числе:				
имущество для передачи в лизинг		136	-	-
имущество предоставляемое по договору аренды		137	-	-
Долгосрочные финансовые вложения				
в том числе:		140	702 891	1 382 101
инвестиции в дочерние общества		141	467	-
инвестиции в зависимые общества		142	1 066	90
инвестиции в другие организации		143	826	6
займы, предоставленные организациям на срок более 12 месяцев		144	-	-
прочие долгосрочные финансовые вложения		145	700 532	1 382 005
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Деловая репутация дочерних обществ		146	-	-
Оценка участия головной организации в зависимом обществе		147	-	-
Отложенные налоговые активы		148	6 116	15 570
Прочие внеоборотные активы		150	-	-
ИТОГО по разделу I		190	776 129	1 465 392

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
II. ОБОРОТНЫЕ АКТИВЫ				
Запасы		210	30 731	36 501
в том числе:				
сырье, материалы и другие аналогичные ценности		211	10 596	11 662
из них:				
мазут		21101	-	-
уголь		21102	-	-
дизельное топливо		21103	-	-
другое технологическое топливо		21104	-	-
запасные части		21105	5 160	5 508
прочие сырье и материалы		21107	5 436	6 154
животные на выращивании и откорме		212	-	-
затраты в незавершенном производстве		213	-	-
готовая продукция и товары для перепродажи		214	134	2 006
товары отгруженные		215	-	-
расходы будущих периодов		216	20 001	22 833
прочие запасы и затраты		217	-	-

САМАРАЭНЕРГО

ОСНОВНЫЕ ПОКАЗАТЕЛИ БУХГАЛТЕРСКОЙ И ФИНАНСОВОЙ ОТЧЕТНОСТИ ОБЩЕСТВА

Налог на добавленную стоимость по приобретенным ценностям		220	244 991	461 474
из них				
НДС при покупках электроэнергии		22001	15 736	185 236
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	24 184	16 020
в том числе:				
покупатели и заказчики		231	-	-
из них:				
финансируемые из федерального бюджета		23101	-	-
финансируемых из бюджетов субъектов РФ		23102	-	-
финансируемых из местных бюджетов		23103	-	-
другие покупатели и заказчики		23104	-	-
векселя к получению		232	-	-
задолженность дочерних и зависимых обществ		233	-	-
авансы выданные		234	-	-
прочие дебиторы		235	24 184	16 020
из них:				
задолженность по договорам долевого участия		23501	-	-
векселя		23502	-	-
другие дебиторы		23503	24 184	16 020
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	766 511	1 337 748
в том числе:				
покупатели и заказчики		241	268 900	528 698
из них:				
при продаже электроэнергии внутри группы		24101	-	-
посредники при продаже электрической и тепловой энергии		24102	-	-
организации, финансируемые из федерального бюджета		24103	4 954	19 549
организации, финансируемые из бюджетов РФ		24104	-	-
организации, финансируемые из местных бюджетов		24105	9 832	19 774
прочие потребители электрической и тепловой энергии		24106	160 781	437 634
задолженность по абонентной плате		24107	-	-
другие покупатели и заказчики		24108	93 333	51 741

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
векселя к получению		242	-	-
задолженность дочерних и зависимых обществ		243	-	-
задолженность участников (учредителей) по взносам в уставный капитал		244	-	-
авансы выданные		245	69 059	52 918
в том числе:				
поставщикам электрической и тепловой энергии		24501	9 147	1 927
поставщикам топлива		24502	755	657
поставщикам материалов		24503	514	342
строительным организациям		24504	11 362	58
ремонтным организациям		24505	64	7
поставщикам услуг		24506	35 572	48 685
прочие авансы выданные		24507	11 645	1 242
прочие дебиторы		246	428 552	756 132
в том числе:				
по пеням, штрафам, неустойкам по договорам		24601	21 405	12 598
переплата по налогам в федеральный бюджет		24602	211 330	178 346
переплата по налогам в бюджеты субъектов РФ		24603	23 665	366 333
переплата по налогам в местные бюджеты		24604	39 848	36 807
переплата по платежам в государственные внебюджетные фонды		24605	162	-
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам		24607	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам		24608	-	-

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
задолженность перед РАО "ЕЭС России" по ПИР		24609	-	-
задолженность РАО "ЕЭС России" по ПИР		24610	-	-
расчеты по приобретению акций		24612	-	-
векселя		24613	-	-
другие дебиторы		24611	132 142	162 048
Краткосрочные финансовые вложения		250	1 185 483	972 022
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев		251	-	-
прочие краткосрочные финансовые вложения		253	1 185 483	972 022
Денежные средства		260	305 343	291 586
в том числе:				
касса		261	-	-
расчетные счета		262	237 652	102 729
валютные счета		263	-	-
прочие денежные средства		264	67 691	188 857
в том числе:				
специальные счета в банках		26401	67 686	188 853
денежные документы		26402	5	4
переводы в пути		26403	-	-
Прочие оборотные активы		270	-	-
в том числе:				
внутрихозяйственные расчеты по текущим операциям		27002	-	-
внутрихозяйственные расчеты по строительству		27003	-	-
внутрихозяйственные расчеты по ПИР		27004	-	-
внутрихозяйственные расчеты по смете защиты объектов		27006	-	-
внутрихозяйственные расчеты по НДС		27007	-	-
другие оборотные активы		27005	-	-
ИТОГО по разделу II		290	2 557 243	3 115 351
Баланс		300	3 333 372	4 580 743

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал		410	889 952	889 952
в том числе:				
в акциях привилегированных		41001	5 220	5 220
в акциях обыкновенных		41002	884 732	884 732
Собственные акции, выкупленные у акционеров		415	-	-
Добавочный капитал		420	1 162 666	1 161 585
Расчеты по выделенному имуществу		423	-	-
Резервный капитал		430	204 437	204 437
в том числе:				
резервы, образованные в соответствии с законодательством		431	204 437	204 437
резервы, образованные в соответствии с учредительными документами		432	-	-
Целевое финансирование		450	-	-
Нераспределенная прибыль (непокрытый убыток)				
Нераспределенная прибыль прошлых лет		460	-	-
Непокрытый убыток прошлых лет		465	(169 082)	(168 001)
Нераспределенная прибыль отчетного года		470	-	1 123 895
Непокрытый убыток отчетного года		475	-	-
ИТОГО по разделу III		490	2 087 973	3 211 868
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Деловая репутация дочерних обществ		495	-	-
Доля меньшинства		500	-	-
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		510	-	-
в том числе:				
кредиты банков, подлежащие погашению более, чем через 12 месяцев после отчетной даты		511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты		512	-	-

ПАССИВ	Примечание	Код	На начало отчетного периода	На конец отчетного периода
1	А	2	3	4
Отложенные налоговые обязательства		515	8 419	7 880
Прочие долгосрочные обязательства		520	-	-
в том числе:				
кредиторская задолженность поставщиков и подрядчиков		52001	-	-
кредиторская задолженность перед социальными фондами		52002	-	-
в том числе:				
Пенсионному фонду РФ		52003	-	-
Фонду обязательного медицинского страхования		52004	-	-
Фонду занятости		52005	-	-
Фонду социального страхования		52006	-	-
по пеням и штрафам в государственные внебюджетные фонды		52007	-	-
кредиторская задолженность перед бюджетом __(реструктуризированные налоги)		52008	-	-
из нее:				
федеральному бюджету		52009	-	-
бюджетам субъектов РФ		52010	-	-
местным бюджетам		52011	-	-
кредиторская задолженность по налогу на прибыль__по базе переходного периода				
из нее:		52020	-	-
федеральному бюджету		52021	-	-
бюджетам субъектов РФ		52022	-	-
местным бюджетам		52023	-	-
прочие долгосрочные обязательства		52012	-	-
ИТОГО по разделу IV		590	8 419	7 880
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		610	-	254 600
в том числе: кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты		611	-	254 600
займы, подлежащие погашению в течение 12 месяцев после отчетной даты		612	-	-

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Кредиторская задолженность		620	1 214 270	1 094 978
в том числе:				
поставщики и подрядчики		621	48 020	422 934
из них:				
поставщикам электроэнергии		62101	-	96 714
прочим поставщикам электрической и тепловой энергии		62102	14 405	-
поставщикам газа		62103	-	-
поставщикам мазута		62104	-	-
поставщикам угля		62105	-	-
поставщикам иного топлива		62112	270	86
строительным организациям		62106	-	1 653
ремонтным организациям		62107	173	199
по абонентной плате РАО "ЕЭС России"		62108	-	-
задолженность Концерну Росэнергоатом		62110	-	-
задолженность АЭС		62111	-	-
другим поставщикам и подрядчикам		62109	33 172	324 282
по абонентной плате ОАО "СО ЦДУ ЕЭС"		62113	-	-
по абонентной плате ОАО "ФСК"		62114	-	-
векселя к уплате		622	-	-
задолженность перед дочерними и зависимыми обществами		623	-	-
задолженность по оплате труда перед персоналом		624	16 692	39 532
в том числе:				
текущая		62401	16 692	39 532
просроченная		62402	-	-
задолженность перед государственными и внебюджетными фондами		625	4 292	10 312
в том числе:				
Пенсионному фонду РФ		62501	3 592	7 694
Фонду обязательного медицинского страхования		62502	545	1 168
Фонду занятости		62503	-	-
Фонду социального страхования		62504	155	458
по пеням и штрафам в государственные внебюджетные фонды		62505	-	992
задолженность по налогам и сборам		626	701 977	370 501
задолженность перед бюджетом текущая		62610	701 977	370 501
в том числе:				
федеральному бюджету		62601	165 217	38 318
бюджетам субъектов РФ		62602	457 452	307 084
местным бюджетам		62603	79 308	25 099
задолженность перед бюджетом по налогу на прибыль__по базе переходного периода		62620	-	-
в том числе:				
федеральному бюджету		62621	-	-
бюджетам субъектов РФ		62622	-	-
местным бюджетам		62623	-	-
авансы полученные		627	345 556	208 324
в том числе:				
от потребителей электроэнергии		62701	-	205 914
от других потребителей электрической и тепловой энергии		62702	345 547	-
прочие полученные авансы		62703	9	2 410
прочие кредиторы		628	97 733	43 375
в том числе:				
НДС в неоплаченной продукции		62801	34 206	13 135
задолженность внебюджетному фонду НИОКР		62802	-	-
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам		62804	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам		62805	-	-
задолженность перед РАО "ЕЭС России" по ПИР		62806	-	-
задолженность РАО "ЕЭС России" по ПИР		62807	-	-
другие кредиторы		62808	63 527	30 240

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Задолженность участникам (учредителям) по выплате доходов		630	20 461	10 045
Доходы будущих периодов		640	2 249	1 372
Резервы предстоящих расходов и платежей		650	-	-
Прочие краткосрочные обязательства		660	-	-
в том числе:				
внутрихозяйственные расчеты по текущим операциям		66002	-	-
внутрихозяйственные расчеты по строительству		66003	-	-
внутрихозяйственные расчеты по ПИР		66004	-	-
внутрихозяйственные расчеты по смете защиты объектов		66006	-	-
внутрихозяйственные расчеты по НДС		66007	-	-
другие краткосрочные обязательства		66005	-	-
ИТОГО по разделу V		690	1 236 980	1 360 995
БАЛАНС		700	3 333 372	4 580 743

Справка о наличии ценностей, учитываемых на забалансовых счетах

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Арендованные основные средства		910	195 818	126 712
в том числе по лизингу		911	-	-
Товарно материальные ценности, принятые на ответственное хранение		920	-	-
Материалы, принятые в переработку		925	-	-
Товары, принятые на комиссию		930	-	-
Оборудование, принятое для монтажа		935	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов		940	573 445	621 190
Обеспечение обязательств и платежей полученные		950	-	-
Обеспечение обязательств и платежей выданные		960	-	-
Износ основных средств		970	-	-
Износ объектов внешнего благоустройства и других				

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
аналогичных объектов		980	-	-
1	А	2	3	4
Бланки строгой отчетности		990	-	-
Основные средства, сданные в аренду		992	-	-
Имущество, находящееся в федеральной собственности		993	-	-
Нематериальные активы, полученные в пользование		995	-	-
Имущество, переданное в уставный капитал в оплату приобретаемых акций		997	-	-

6.4. Отчет о прибылях и убытках Общества за отчетный период.

Отчет о прибылях и убытках
за 12 месяцев 2007 года

	КОДЫ
Форма N2 по ОКУД	0710002
Дата (год, месяц, число)	2007\12\31
организация ОАО "САМАРАЭНЕРГО" по ОКПО	102504
Идентификационный номер налогоплательщика ИНН	6315222985
Вид деятельности промышленность по ОКВЭД	51.56.4
Организационно-правовая форма\ форма собственностию ОКОПФ\ОКФС	47\34
Единица измерения тыс.руб по ОКЕИ	384
443099 г.Самара, ул.Ленинградская, д.27	

наименование показателя	Приме-чание	Код	За отчетный период	За аналогичн. период пред.г.
1	А	2	3	4
Доходы и расходы по обычным видам деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей),		010	25 060 352	21 684 415
электроэнергии и мощности внутренним потребителям		011	-	-
электроэнергии и мощности на экспорт		012	-	-
теплоэнергии		013	-	-
абонентной платы (для РАО "ЕЭС России")		014	-	-
выручка от транспортировки электро- и теплоэнергии		018	-	-
электроэнергии для сбытовых компаний		019	25 056 976	21 643 019
прочих товаров, продукции, работ, услуг промышленного характера		015	3 355	1 624
прочих товаров, продукции, работ, услуг непромышленного характера		016	21	39 772
товаров, продукции, работ, услуг по основной деятельности (для институтов)		017	-	-
доходы от участия в других организациях		032	-	-
Себестоимость проданных товаров,продукции работ, услуг в том числе проданных:		020	(24 814 573)	(21 419 098)
электроэнергии и мощности внутренним потребителям		021	-	-
электроэнергии и мощности на экспорт		022	-	-
теплоэнергии		023	-	-
абонентной платы (для РАО "ЕЭС России")		024	(561 799)	-
транспортировка электро- и теплоэнергии		028	(7 157 529)	-
электроэнергии сбытовыми компаниями		031	(17 093 002)	(21 383 298)
прочих товаров, продукии, работ, услуг промышленного характера		025	(2 243)	(1 243)
прочих товаров, продукции, работ, услуг непромышленного характера		026	-	(34 557)
товаров, продукции, работ, услуг по основной деятельности (для институтов)		027	-	-
расходы от участия в других организациях		033	-	-
Валовая прибыль		029	245 779	265 317
Коммерческие расходы		030	(494 724)	-
Управленческие расходы.		040	-	-
Прибыль (убыток) от продаж Прочие доходы и расходы		050	(248 945)	265 317
Проценты к получению		060	2 938	9 886
Проценты к уплате		070	(11 116)	(2 046)
Доходы от участия в других организациях		080	11 130	11 650
Прочие доходы.		090	2 934 758	3 884 581
Прочие расходы		100	(1 981 152)	(3 612 956)
Прибыль (убыток) до налогообложения		140	707 613	556 432
Отложенный налоговый актив		143	9 456	(400)
Отложенное налоговое обязательство		144	809	(890)
Текущий налог на прибыль		145	7 687	(80 131)
Иные аналогичные обязательные платежи		146	506 220	(739 328)
Налог на прибыль и иные аналогичные обязательные платежи		150	524 172	(820 749)
Прибыль (убыток) от обычной деятельности		160	1 231 785	(264 317)
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Капитализированный доход (убыток)		184	-	-
Доля меньшинства		185	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода				
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода		19010	1 231 785	(264 317)

наименование показателя	Приме-чание	Код	За отчетный период	За аналогичн. период пред.г.
1	А	2	3	4
СПРАВОЧНО ТОЛЬКО ДЛЯ СТРУКТУРНЫХ ПОДРАЗДЕЛЕНИЙ РАО "ЕЭС РОССИИ"				
V. Внутрихозяйственные расчеты				
Прибыль, полученная от представительств и филиалов РАО "ЕЭС России"				
в том числе из строк				
стр. 140 Прибыль (убыток) до налогообложения		19011	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи		19012	-	-
		19013		
		19014		
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода с учетом полученной от филиалов и Представительств (19011+19012+19013+19014)		19020	-	-
Прибыль, переданная представительствами и филиалами в РАО "ЕЭС России"				
в том числе: из строк				
стр. 140 Прибыль (убыток) до налогообложения		19031	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...		19032	-	-
		19033		
		19034		
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода с учетом переданной в РАО "ЕЭС России" (19031+19032+19033+19034)		19040	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода (19010+19020-19040)		190	1 123 785	(264 317)

наименование показателя	Приме-чание	Код	За отчетный период	За аналогичн. период пред.г.
1	А	2	3	4
СПРАВОЧНО.				
Постоянные налоговые обязательства (активы)		200	(187 779)	(52 124)
Базовая прибыль (убыток) на акцию		201	0,3480	0,2020
Разводненная прибыль (убыток) на акцию		202	0,3480	0,2020

ОСНОВНЫЕ ПОКАЗАТЕЛИ БУХГАЛТЕРСКОЙ И ФИНАНСОВОЙ ОТЧЕТНОСТИ ОБЩЕСТВА

наименование показателя	Примечание	Код	За отчетный период	За аналогичн. период пред.г.
РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ				
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании прибыль		210	1 848	1 263
убыток		211	18	1 451
Прибыль (убыток) прошлых лет прибыль		220	24 134	9 833
убыток		221	5 375	54 170
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств прибыль		230	9 718	-
убыток		231	2 729	1 731
Курсовые разницы по операциям в иностранной валюте прибыль		240	15	-
убыток		241	-	-
Отчисления в оценочные резервы убыток		250	-	224 502
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности прибыль		260	7 306	13
убыток		261	47 745	6 456

Расшифровка формы №2 "Отчет о прибылях и убытках" по внутреннему стандарту РАО "ЕЭС России" за 2007 год

По отгруженной продукции

наименование показателя	Примечание	Код стр.	за отчетный период	За аналогичный период пред. г.
1	за девять месяцев 2006 года	2	3	4
Проценты к уплате		07000	11 116	2 046
в том числе:				
Проценты по кредитам, займам		07003	11 116	2 046
Прочие проценты к уплате (проценты по векселям, облигациям и т.п.)		07004	-	-
Прочие доходы		09000	2 934 758	3 884 581
в том числе:				
От реализации основных средств, кроме квартир		09001	586	90
От реализации квартир		09002	-	-
От реализации МПЗ		09003	6	2 950
От реализации валюты		09004	-	-
От реализации НМА		09005	-	-
От продажи ценных бумаг		09006	1 915 970	2 885 700
От реализации других активов		09007	-	498
От совместной деятельности		09009	-	-
Прибыль 2006 г., выявленная в отчетном периоде		12001	24 134	-
Прибыль 2005 г., выявленная в отчетном периоде		12002	-	5 122
Прибыль 2004 г., выявленная в отчетном периоде		12003	-	1 310
Прибыль до 01.01.2004 г., выявленная в отчетном периоде		12004	-	3 401
Пени, штрафы и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		12005	1 848	1 263
Кредиторская задолженность более трех лет		12008	7 306	13
Курсовые разницы		12009	15	-
Имущество, оказавшееся в излишке по рез. инвентаризации		12010	1 979	1 845
Безвозмездно полученные активы, кроме ОС и НМА		12011	-	20 892
Доход от безвозмездно полученных ОС, определяемый в установленном порядке		12012	-	-
стоимость материальных ценностей, остающихся от списания в результате чрезвычайных ситуаций непригодных к восстановлению и дальнейшему использованию активов		17032	-	-
Другие доходы		12014	982 914	961 497

наименование показателя	Примечание	Код стр.	за отчетный период	За аналогичный период пред. г.
1	А	2	3	4
Прочие расходы		10000	1 981 152	3 612 956
в том числе:				
От реализации основных средств, кроме квартир		10001	46	36
От реализации квартир		10002	-	-
От реализации МПЗ		10003	19	3 187
От реализации валюты		10004	-	-
От реализации НМА		10005	-	-
От продажи ценных бумаг		10006	1 745 522	2 931 051
От реализации других активов		10007	-	49
Налог на милицию		10011	-	-
Налог на перепродажу автомобилей		10013	-	-
Налог на уборку территории		10014	-	-
Налог на рекламу		10015	-	-
Дополнительный платеж в бюджет по налогу на прибыль		10016	-	-
Налог на операции с ценными бумагами		10026	-	-
Сбор за наименование "Россия"		10028	-	-
Другие налоги		10017	-	50
Услуги банков		10018	68 622	68 723
Содержание законсервированных объектов		10019	-	-
Аннулированные производственные заказы		10020	-	-
Затраты на производство, не давшее продукции		10021	-	-
Затраты по обслуживанию ценных бумаг		10022	-	-
Резерв по сомнительным долгам		10024	-	224 502
Резерв под обесценение финансовых вложений		10025	-	-
Резерв под снижение стоимости материальных ценностей		10029	-	-
Резерв по прекращаемой деятельности		10030	-	-
Резерв по прочим условным обязательствам		10031	-	-
Выбытие активов без дохода		10032	-	353
НДС по безвозмездно переданному имуществу		10033	-	-
Передача имущества в муниципальную собственность		10034	730	961
Убыток 2006 г., выявленный в отчетном периоде		13001	5 253	-
Убыток 2005 г., выявленный в отчетном периоде		13002	3	22 840
Убыток 2004 г., выявленный в отчетном периоде		13003	85	29 139
Убыток до 01.01.2004 г., выявленный в отчетном периоде		13004	34	2 191
Пени, штрафы и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		13005	18	1 451
Госпошлины по хозяйственным договорам		13007	-	-
Дебиторская задолженность более трех лет		13008	47 745	6 456
Курсовые разницы		13009	-	-
Судебные издержки		13010	2 639	1 201
Хищения, недостачи		13021	39	1 839
Списание МПЗ сверх норм естественной убыли		13022	-	-
Издержки по исполнительному производству		13024	-	-
Содержание социальной сферы за счет прибыли		13026	36	175
Погашение стоимости квартир работников		13027	-	18
Расходы на проведение спортивных мероприятий		13030	1 240	676
Расходы на проведение культурно-просветительных мероприятий		13031	-	23
Расходы на благотворительность		13032	878	-
Стоимость утраченных материально-производственных ценностей		18001	-	-
убытки от списания из за чрезвычайных событий		18002	-	-
Другие расходы		13029	108 243	318 035

наименование показателя	Примечание	Код стр.	за отчетный период	За аналогичный период пред. г.
1	А	2	3	4
Налог на прибыль и иные аналогичные обязательные платежи		150	(524 172)	820 749
в том числе:				
Условный расход (доход)		15071	169 827	133 545
Налог на прибыль на базе переходного периода		15005	-	-
Постоянные налоговые обязательства		15006	(187 779)	(52 124)
Списание ОНО		15007	270	(4 350)
Списание ОНА		15008	2	9 836
Штрафы ГНИ,		15010	82 914	(558)
из них:				
по налогу на прибыль		15011	81 137	-
по НДС		15012	-	(655)
по налогу на имущество		15013	1 722	73
по прочим налогам		15014	55	24
Пени ГНИ		15020	(121 806)	37 797
из них:				
по налогу на прибыль		15021	(110 800)	23 415
по НДС		15022	-	(1 053)
по налогу на имущество		15023	(4 382)	8 761
по прочим налогам		15024	(6 624)	6 674
Пени ГНИ реструктурированные (признанные в отчетном году)		15050	-	-
из них:				
по налогу на прибыль		15051	-	-
по НДС		15052	-	-
по налогу на имущество		15053	-	-
по прочим налогам		15054	-	-
Штрафы в государственные внебюджетные фонды,		15030	204	3
из них:				
Пенсионный фонд РФ		15031	180	-
Фонд социального страхования		15032	5	3
Фонд обязательного медицинского страхования		15033	19	-
Фонд занятости		15034	-	-
Пени в государственные внебюджетные фонды,		15040	800	142
из них:				
Пенсионный фонд РФ		15041	704	58
Фонд социального страхования		15042	9	67
Фонд обязательного медицинского страхования		15043	87	17
Фонд занятости		15044	-	-
Пени в государственные внебюджетные фонды, реструктурированные (признанные в отчетном году)		15060	-	-
из них:				
Пенсионный фонд РФ		15061	-	-
Фонд социального страхования		15062	-	-
Фонд обязательного медицинского страхования		15063	-	-
Фонд занятости		15064	-	-
Прочие обязательные платежи		15045	(468 604)	696 458
Прибыль при списании реструктуризированных пеней по налогам		15070	-	-

6.5. Заключение аудитора Общества.

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ №1-016-02-08

по финансовой (бухгалтерской) отчетности
Открытого акционерного общества
энергетики и электрификации "Самараэнерго"
за период с 1 января по 31 декабря 2007 г. включительно

г. Москва
14 февраля 2008 г.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации "Самараэнерго" (далее - Общество) за период с 1 января по 31 декабря 2007 г. включительно. Финансовая (бухгалтерская) отчетность Общества состоит из:

- бухгалтерского баланса (форма № 1);
- отчета о прибылях и убытках (форма № 2);
- отчета об изменениях капитала (форма № 3);
- отчета о движении денежных средств (форма № 4);
- приложения к бухгалтерскому балансу (форма № 5);
- пояснительной записки.

Ответственность за ведение бухгалтерского учета, подготовку и представление этой финансовой (бухгалтерской) отчетности несет руководство Общества. Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета, законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом "Об аудиторской деятельности";
- федеральными правилами (стандартами) аудиторской деятельности;
- внутрифирменными стандартами аудиторской деятельности.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность Общества не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели в финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством аудируемого лица, а также оценку представления финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность Общества отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2007 г. и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2007 г. включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

Генеральный директор
Закрытого акционерного общества
"ЭНПИ Консалт"
А.А. Нестеров

Руководитель проверки
(квалификационный аттестат на право
осуществления аудиторской деятельности
в области общего аудита №К002828 с
неограниченным сроком действия)
О.М. Сорокина


ELECTRONS & POSITRONS
(IN DYNAMIC STATE)
CONSTITUTE THE CORE
PROTON'S CORE (NEUTRON)
PROTON'S VORTEX

Когда в 1963 году из глубин Исландского моря поднялся вулкан, образовав новый небольшой островок, в темных облаках над вулканом засверкали яркие молнии. Дело было в том, что раскаленная лава, попав в море, поднимала вверх облака положительно заряженного пара. После соответствующего накопления заряда облака разряжались в море, причем, в отличие от обычной молнии, электроны двигались вверх по каналу разряда.

$$\mathcal{E} = mc^2$$

[ ]

На выставке Английского научного Королевского общества в 1960 году был представлен аквариум со скатом, в который было опущено два электрода , к которым был подключен вольтметр. Когда рыба находилась в состоянии покоя, вольтметр показывал 0В, при движении рыбы — 400В.

$$\frac{1}{4\pi\varepsilon_0}\cdot\frac{[q_1]\cdot[q_2]}{r^2}$$

$$R\Delta t = \frac{U^2}{R}\Delta t = Q$$

$$\sum_{k=1}^{n} Z_k I_k^2 =$$







«Устойчивое развитие – это когда общество использует не капитал природы, а дивиденды от него»

М. Гельтман



7

Распределение прибыли и дивидендная политика

В соответствии с решениями общих собраний акционеров Общества прибыль распределялась следующим образом:

Распределение прибыли Общества (тыс. руб.)	ГОСА по итогам 2004 года	ГОСА по итогам 2005 года	ГОСА по итогам 2006 года
Нераспределенная прибыль	440 197	540 727	(264 317)
Резервный фонд	2 987	-	-
Фонд накопления	-	-	-
Дивиденды 1	45 330	11 027	-
Прочие цели	291 880 (инвестиции)	529 700 (инвестиции)	-

Решения о выплате дивидендов, в том числе решения о размере дивиденда и форме его выплаты по акциям каждой категории (типа), принимаются в основном ежегодно на годовом общем собрании акционеров по результатам деятельности в завершенном финансовом году. Порядок принятия решения о выплате дивидендов и порядок выплаты дивидендов регулируется Федеральным законом "Об акционерных обществах" и Уставом ОАО "Самараэнерго", утвержденным на годовом общем собрании акционеров (протокол от "02" июля 2007г. № 2007-1г).

Размер дивидендов по акциям любой категории (типа) не может быть больше рекомендованного Советом директоров Общества. Источником выплаты дивидендов является прибыль Общества после налогообложения. Чистая прибыль общества определяется по данным бухгалтерской отчетности ОАО "Самараэнерго", и ее размер утверждается на заседании Совета директоров. Совет директоров ОАО "Самараэнерго" в рамках своей компетенции рассматривает распределение чистой прибыли, полученной по итогам по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по результатам финансового года, принимает решение о целесообразности выплаты дивидендов и рекомендует общему собранию акционеров утвердить предлагаемое распределение чистой прибыли и принять решение о выплате дивидендов в определенном размере.

Срок выплаты дивидендов определяется Общим собранием акционеров Общества, но не может быть позднее 60 (Шестидесяти) дней после принятия решения об их выплате.

ОАО "Самараэнерго" регулярно выплачивает дивиденды, история выплаты которых отражена в таблице.

Дивидендная история Общества за последние 3 года.

	2005 год (за 2004)	(за 9 месяцев 2005)	2006 год (за 2005)	2007 год (за 1 квартал 2007 г.)
Размер дивиденда на 1 обык.акц., руб.	0,034438	0,053807	-	0,026568
Размер дивиденда на 1 прив.акц., руб.	0,0431	0,053807	0,21125	0,026568
Общая сумма начисленных дивидендов, тыс. руб.	145 330	220 002	11 027	107 890
Общая сумма выплаченных дивидендов по состоянию на 31.12.2007, тыс. руб.	128 357,3	192 480,2	8 705,1	93 499,2
Дивидендная доходность 1 обык. акции, %	0,97	1,3	-	3,9
Дивидендная доходность 1 прив. акции, %	2,5	1,5	-	6,6

Выплата дивидендов в неполном объеме произошла по следующим причинам:

Неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;

Неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов почтовым переводом.

По итогам 2006 финансового года был получен убыток в размере 264 317 тыс. руб. в связи с этим дивиденды за 2006 год не выплачивались.

Информация о доходности дивидендных выплат за 2006 год не предоставляется, в связи с прекращением торгов на фондовых биржах обыкновенными и привилегированным акциями ОАО "Самараэнерго" в апреле 2006 года, и соответственно, отсутствием курсовой стоимости акций.

8

Инвестиционная деятельность

8.1. Инвестиции Общества, в том числе направляемые на реконструкцию и техническое перевооружение.

График объемов инвестиций за 2005 - 2007 гг. ОАО "Самараэнерго":



2500000
2000000
1500000
1000000
500000
0
2005г.
2006г.
2007г.
Инвестции - всего с НДС, тыс.руб.
в т.ч. на реконструкцию и техническое перевооружение

Объем инвестиций составляет по годам: 2005 год - 2 072 494 тыс.руб. (в т.ч на реконструкцию и техническое перевооружение - 1 561 013 тыс. руб); 2006 год - 40 462 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение - 39 846 тыс.руб.); 2007 год - 23 936 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение - 20 090,4 тыс.руб.).

8.2. Источники финансирования инвестиционных программ (прибыль, амортизационные отчисления, прочие).

Основными источниками финансирования инвестиционной программы ОАО "Самараэнерго" являются собственные средства.

Освоение инвестиций за 2005 - 2007 гг. (с учетом НДС) по источникам выглядит следующим образом:

	2005г.		
	план	факт	% выполнения
ВСЕГО, тыс. руб.	2 465 981	2 072 494	84
В т.ч.			
- за счет собственных средств	2 465 960	2 072 473	84
Амортизационных отчислений	1 487 858	1 725 416	116
прибыли	919 102	311 650	34
прочих источников	59 000	35 407	60
- за счет привлеченных источников	21	21	100
бюджета РФ	21	21	100
средств от долевого участия			
прочих			

	2006г.		
	план	факт	% выполнения
ВСЕГО, тыс. руб.	53 440	40 462	76
В т.ч.			
- за счет собственных средств	53 440	40 462	76
Амортизационных отчислений	53 440	40 462	76

	2007г.		
	план	факт	% выполнения
ВСЕГО, тыс. руб.	37406	23936	64
В т.ч.			
- за счет собственных средств	37406	23936	64
Амортизационных отчислений	37406	23936	64
прочих источников		1300	

8.3. Структура капиталовложений по направлениям:

электростанции, электрические сети всех классов напряжений, тепловые сети, оборудование, не требующее монтажа и не входящее в сметы строек, проектно-изыскательские работы для строительства будущих лет, непроизводственное строительство, прочие объекты.

Динамика структуры инвестиций по направлениям за 2005-2007 годы:

2005 год



14%
0%
3%
33%
11%
18%
21%
тепловые электростанции
электрические сети
тепловые сети
оборудование не требующее монтажа
проектно изыскательские работы для строительства будущих лет
непроизводственное развитие
прочие вложения

2006 год



10%
90%
тепловые электростанции
электрические сети
тепловые сети
оборудование не требующее монтажа
проектно изыскательские работы для строительства будущих лет
непроизводственное развитие
прочие вложения

2007 год



18%
82%
тепловые электростанции
электрические сети
тепловые сети
оборудование не требующее монтажа
проектно изыскательские работы для строительства будущих лет
непроизводственное развитие
прочие вложения

Наиболее значительные мероприятия по реконструкции и техническому перевооружению:
2005 год:
- Модернизация ТА ПТ-60-130/13 ст.№2 ТЭЦ ВАЗа;
- Бак-аккумулятор запаса подпиточной воды ТЭЦ ВАЗа;
- Реконструкция сетевых трубопроводов БУ ТА ст№5 ТЭЦ ВАЗа;
- Реконструкция приборов мехвеличин с внедрением вибромониторинга и защиты по вибрации ТГ-8 ТЭЦ ВАЗа;
- Монтаж 2-й нитки ГПК от секции №3 до ТГ-1 Тольяттинской ТЭЦ;
- Мониторинг ВХР и АСУ ТП Тольяттинской ТЭЦ;
- Реконструкция устройств релейной защиты и автоматики при подключении ВЛ 110кВ КГЛ 1,2 в рассечку ВЛ 110кВ БК-1;
- Реконструкция градирни №3 НкТЭЦ-2;
- Система коммерческого учета тепловой энергии НкТЭЦ-2;
- Внедрение системы вибромониторинга оборудования на ТГ 1-5, ЭК 1-5 Самарской ТЭЦ;
- Монтаж охладительных установок на трубопроводах противодавления турбины Р-50-130/13 ст.№5 Самарской ТЭЦ;
- Модернизация с установкой газовых блоков "АМАКС" на КА ТГМ-84 ст.№ 3 ТЭЦ ВАЗа, КА ТГМ-151Б ст.№ 11 Сызранской ТЭЦ, КА НЗЛ-110 ст.№ 5 Самарской ГРЭС;
- Реконструкция береговой насосной станции БТЭЦ;
- Реконструкция тепловых сетей г.Самара, Новокуйбышевск, Тольятти общей протяженностью 5.12км;
- замена трансформаторов напряжением 35кВ и выше общей мощностью 113 тыс.кВА;
- строительство и реконструкция ЛЭП протяженностью 119,2 км.

2006 год:
- реконструкция здания под гараж в Борском отделении Энергосбыта филиала ОАО "Самараэнерго";
- реконструкция административного здания в Похвистневском отделении Энергосбыта филиала ОАО "Самараэнерго"
- пожарно-охранная сигнализация в Кинельском и Клявлинском отделениях Энергосбыта филиала ОАО "Самараэнерго";
- ремонт административных зданий в г.Самара, г.Жигулевск, г.Кинель, г.Чапаевск, г.Новокуйбышевск, с.Большая Глушица, с.Приволжье, с.Борское, с.Красный Яр.

2007 год:
- реконструкция здания под гараж в Борском отделении ОАО "Самараэнерго" (окончание строительно-монтажных работ и ввод объекта в эксплуатацию);
- приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс).

8.4. Непрофильные финансовые вложения.

ОАО "Самараэнерго" проводится работа по снижению участия в непрофильных видах деятельности с целью минимизации издержек, связанных с владением.
В соответствии с решением Совета директоров ОАО "Самараэнерго" (протокол №20/129 от 12.04.2004) об утверждении Реестра непрофильных активов Общества, вложения в акции
ОАО "Предприятия социально-бытового назначения", ЗАО "АКПО", ОАО ФТД "Самараэнерго", ОАО "Турбоэнергосервис", ОАО "Прима-банк", ОАО "СФК "Губерния", ОАО "Акор", ОАО "Стикс" и доли в ООО "Самарский сыр", ООО "ЧОП Энергозащита", признаны непрофильными вложениями.
В отношении ОАО "Предприятия социально-бытового назначения" было принято решение о его ликвидации (Приказ ОАО "Самараэнерго" № 253 от 03.06.2004). Запись о ликвидации ОАО "Предприятия социально-бытового назначения" была внесена 06.11.2007 в Единый государственный реестр юридических лиц (ЕГРЮЛ).
В отношении ЗАО "АКПО" была получена справка ИФНС по Железнодорожному району города Самары от 17.12.2007 об отсутствии в ЕГРЮЛ указанной организации и о снятии с учёта ЗАО "АКПО" 28.05.2002 в связи с его банкротством.
ОАО ФТД "Самараэнерго" было ликвидировано 14.11.2007 с внесением в ЕГРЮЛ записи о прекращении деятельности юридического лица.
ОАО "Прима-банк" было ликвидировано 27.08.2004 с внесением в ЕГРЮЛ записи о прекращении деятельности юридического лица в связи с его ликвидацией по решению суда.
ОАО "СФК "Губерния" было ликвидировано 18.01.2005 с внесением в ЕГРЮЛ записи о прекращении деятельности юридического лица в связи с его ликвидацией по решению суда.
ОАО "Акор" было ликвидировано 13.09.2007 с внесением в ЕГРЮЛ записи о прекращении деятельности юридического лица в связи с его ликвидацией по решению суда.
В соответствии с решением Арбитражного суда Самарской области 15.11.2002 о завершении конкурсного производства в отношении ООО "Самарский сыр" в ЕГРЮЛ была внесена запись о ликвидации указанной организации.
Суммы вложений ОАО "Самараэнерго" в акции и доли вышеуказанных организаций были списаны в течение 2007 года (приказы о списании неликвидных активов №222 от 29.06.2007 и № 389 от 26.12.2007).
Таким образом, на 31.12.2007 из непрофильных финансовых вложений ОАО "Самараэнерго" остались вложения в акции
ОАО "Турбоэнергосервис", ОАО "Стикс" и доли ООО "ЧОП Энергозащита".
На конец 2007 года сумма долгосрочных финансовых вложений ОАО "Самараэнерго" в акции и доли других организаций составила 1 230 400 154,82 рублей, из них 96 407,28 рублей - непрофильные финансовые вложения.

8.5.Привлечение кредитных ресурсов под инвестиционные проекты.

Кредитные ресурсы под инвестиционные проекты в 2005-2007гг. не привлекались.

В 1874 году русский инженер Федор Пироцкий предложил использовать в качестве проводника электрической энергии железнодорожные рельсы. Пироцкий провел опыты передачи энергии по рельсам Сестрорецкой железной дороги. Оба рельса изолировались от земли, один из них служил прямым проводом, второй — обратным. Изобретатель попробовал использовать идею для развития городского транспорта и пустить по рельсам-проводникам небольшой вагончик. Позже такая система нашла развитие в виде современного метро.



В 1851 году братьям Бретт, уроженцам Англии, с успехом удалось проложить по дну морского пролива первый морской кабель и установить телеграфную связь между Лондоном и Парижем.



$$\underline{S} = \dot{U}\overset{\times}{I} = Ue^{j\varphi?}\cdot Ie^{-j\varphi?} =$$

$$= UIe^{j\varphi} = \left|\varphi = \psi_{?} - \psi_{?}\right| =$$

$$= UI\cos\varphi + jUI\sin\varphi = P + jQ$$

[комплексная мощность]



«Чем дальше эксперимент от теории, тем ближе он к Нобелевской премии»

И. Жолио-Кюри





9

Перспектива технического переоснащения и развития Общества

САМАРАЭНЕРГО

9.1. Внедрение новых технологий и динамика развития Общества.

В 2007 году реализация целей технической политики ОАО "Самараэнерго" включала в себя решение задач по двум основным направлениям, составляющим единый спектр мероприятий.

I-е направление

Мероприятия по обеспечению надёжности и работоспособности существующего (действующего) оборудования:

1. существующего парка вычислительной техники;
2. средств связи;
3. локально-вычислительных сетей;
4. внедрение информационных технологий и программных средств;

Основными источниками финансирования данных мероприятий являются собственные средства ОАО "Самараэнерго" (амортизации, чистая прибыль).

Их реализация обеспечит в первую очередь решение основной задачи ОАО "Самараэнерго" по надёжности и качеству обслуживания существующих потребителей по договорам электроснабжения, а также создаёт базу для решения задач других направлений.

II-е направление

Мероприятия по расширению рынка сбыта и увеличение объёма отпуска электрической энергии в т.ч. за счёт:

1. Заключение договоров электроснабжения с юридическими лицами
2. Разработки программного обеспечения для выставление счетов бытовым абонентам
3. Эффективное планирование и закупка электрической энергии в условиях перехода к свободному рынку.

Основными источниками финансирования данных мероприятий являются собственные средства ОАО "Самараэнерго" (амортизации, чистая прибыль).

Решение задач данного направления увеличивают объёмы валовой выручки.

9.2. Выполнение программ повышения надежности работы энергосистем (электроснабжения потребителей).

В связи с тем, что ОАО "Самараэнерго" с 01.01.2006 г. прекратило деятельность по производству, передаче и распределению тепловой и электрической энергии, изменились приоритеты в перспективе технического переоснащения и развития Общества.

Основные усилия Общества в свете произведённого реформирования были направлены на развитие систем связи, internet-технологий, автоматизации процесса взаимодействия с потребителями электрической энергии, создания для них максимально комфортных условий.



Развитие сети связи Общества и Internet-технологий

Связь и телекоммуникации в настоящее время играют существенную роль в развитии и поддержании бизнеса любой компании. От эффективности применяемых информационных технологий в немалой степени зависит и эффективность работы всего Общества.
Целевое состояние развития информационных технологий в ОАО "Самараэнерго" достигается посредством реализации проектов развития телекоммуникаций и средств связи, технологических и информационных систем.

В 2007 году были осуществлены следующие мероприятия:
1. Разработан проект "Организации частной корпоративной сети ОАО "Самараэнерго", задача которого реализовать в районах Самарской области сеть передачи данных, с использованием IP-транспорта, с выходом в телефонную сеть общего пользования. Высокоскоростные каналы связи позволят внедрить современные информационные системы, улучшить качество предоставления услуг абонентам, сократить расходы компании на передачу данных между отделениями и головным офисом.
2. Произведена закупка оборудования производства компаний Cisco и Panasonic, для реализации проекта построения частной корпоративной сети в центральном офисе и отделениях ОАО "Самараэнерго" в городах Самара, Чапаевск, Похвистнево и Новокуйбышевск.
3. Закончен первый этап реализации проекта "Организации частной корпоративной сети ОАО "Самараэнерго" произведен монтаж волоконно-оптической линии связи от Самарского филиала ОАО "ВолгаТелеком" до центрального офиса и Чапаевского отделения ОАО "Самараэнерго". Данная линия связи позволит ОАО "Самараэнерго" перейти на современные цифровые технологии передачи голосового трафика и использовать более широкий спектр голосовых и информационных сервисов, предоставляемые крупнейшим оператором местной телефонной связи в Поволжском регионе.
4. Произведен монтаж структурированной кабельной системы в исполнительном офисе ОАО "Самараэнерго" с предоставлением сертификата соответствия категории 5E и 25 летней гарантии компании AMP NETCONNECT, одного из крупнейших мировых производителей пассивного оборудования для локальных вычислительных сетей: структурированных кабельных систем и их компонентов.
5. Проведены работы по увеличению пропускной способности резервного канала Интернет, который обеспечивает бесперебойную закупку электроэнергии на оптовом рынке, с 2 Мбит/с до 12,5 Мбит/с.
6. Началось строительство высокотехнологичного центра обработки данных в головном офисе ОАО "Самараэнерго". Произведена закупка серверного оборудования производства компании Fujitsu-Siemens Computers и оборудования для осуществления бесперебойного электропитания производства компании APC Limited.
7. В отделениях ОАО "Самараэнерго" установлено оборудования высокоскоростной печати, которое позволит обеспечивать своевременное выставление счетов бытовым абонентам.
8. Завершена работа по модификации и развитию "Корпоративной Информационной Системы Управления "Самараэнерго" на базе программного продукта "Икар 2.0" и новая база данных передана в промышленную эксплуатацию, что позволит сократить трудозатраты на подготовку и формирование бухгалтерской и налоговой отчетности. В течении всего отчетного периода проводились работы по обеспечению устойчивого функционирования системы и поддержания актуальности данных. Производилась доработка и модернизация программного обеспечения в связи с требованиями пользователей и вступлением в силу новых федеральных нормативных актов и законов.
9. Внедрена в эксплуатацию система подготовки, формирования и передачи по каналам связи налоговой и бухгалтерской отчетности с использованием сертифицированных средств криптографической защиты информации.
10. Разработан и внедрен модуль расчета 395 статьи за несвоевременную плату электрической энергии. Внедренный модуль позволяет автоматизировать процесс расчета и выставления финансовых документов потребителям электрической энергии за "395 статью ГК РФ за несвоевременную оплату электрической энергии".
11. Внедрен обновленный программный комплекс управления энергосбытовой деятельностью для расчетов с бытовыми потребителями с учетом тарифа, дифференцированного по зонам суток. Внедрение позволит вести более точный учет и анализ информации, поступающей в отделения Самараэнерго, по оплате абонентами потребляемой электроэнергии, по обходам контролеров, по работе инспекторов, по учету данных о приборах учета.
12. Внедрен в промышленную эксплуатацию модуль передачи данных по реализации электроэнергии из системы "Энергоофис" в систему "ИКАР 2.0". Использование модуля автоматизирует процесс ввода данных в систему "ИКАР 2.0" и таким образом избавляет пользователей от ручного ввода информации.
13. Разработан и внедрен модуль выставления финансовых документов на "вознаграждение за услуги по предоставлению интересов "Потребителя" перед сетевыми организациями". Внедренный модуль позволяет автоматизировать процесс выставления финансовых документов потребителям электрической энергии па "вознаграждение за услуги по предоставлению интересов "Потребителя" перед сетевыми организациями".
14. Организована передача данных по программному комплексу "Энергоофис" из двух отделений ОАО "Самараэнерго" (Сызранского, Самарского) в центральный офис ОАО "Самараэнерго". Организация передачи данных от всех остальных отделений ОАО "Самараэнерго" запланировано на 2008 год. Организация передачи данных позволит получать общие данные по всем гражданам-потребителям электрической энергии Самарской области.

11

Закупочная деятельность

11.1. Основные положения политики Общества в области закупочной деятельности согласно Положению о порядке проведения регламентированных закупок товаров, работ, услуг для нужд Общества.

Структура системы закупок ОАО "Самараэнерго" построена в соответствии с корпоративной системой стандартов по закупочной деятельности и направлена на обеспечение целевого и эффективного расходования денежных средств Общества, а также получения экономически обоснованных затрат (рыночных цен на продукцию) и предотвращения возможных злоупотреблений со стороны закупающих сотрудников.

Основные положения политики ОАО "Самараэнерго" в области закупочной деятельности отражены в утвержденном Приказе ОАО "Самараэнерго" № 278 от 05.08.2005. Данное Положение регламентирует процедуры закупки любых товаров, работ, услуг (далее - продукции) за счет средств Общества стоимостью свыше 200 000 рублей без НДС.

Стратегическое планирование деятельности ОАО "Самараэнерго" в части закупок возложено на Центральный закупочный орган, персональный состав которого утверждён решением Совета директоров Общества (протокол от 14.10.2005 г. № 9/170). В октябре 2006 года произошло изменение состава Центрального закупочного органа (Протокол Совета директоров ОАО "Самараэнерго" № 9/170 от 11.10.2006г.).

Копии всех публикаций о проводимых закупках и их результатах размещаются на едином Интернет-ресурсе http://www.samaraenergo.ru/ и http://www.b2b-energo.ru/.

Регламентация закупочной деятельности:

- построена на разумном использовании специальных приемов для целенаправленного усиления действия рыночных законов в каждом случае закупки;
- осуществляется путем применения обязательных процедур, которые должны выполняться закупающими сотрудниками при каждой закупке стоимостью выше определенного значения. Данные процедуры предполагают:
- тщательное планирование потребности в продукции;
- анализ рынка;
- действия, направленные на достижение разумного уровня конкуренции среди потенциальных поставщиков там, где это возможно, а где невозможно - повышенный внутренний контроль;
- честный и разумный выбор наиболее предпочтительных предложений при комплексном анализе выгод и издержек (прежде всего цены и качества продукции);
- контроль за исполнением договора и использованием приобретенной продукции;
- базируется на системном подходе, который означает для Общества наличие:
- регламентирующей среды;
- установленной организационной структуры управления закупками и их контроля;
- подготовленных кадров для проведения закупок;
- налаженной инфраструктуры закупок.
- осуществляется путем соблюдения корпоративного единства правил закупок;
- базируется на полномочиях и ответственности закупающих сотрудников.

Закупочная деятельность в Обществе в 2007 году регламентировалась следующими нормативными документами:

- Стандартом С-ЕЭС ЗД-2005 "Системы стандартов по организации закупочной деятельности. Проведение закупок";
- Годовой комплексной программой закупок на 2007 год, утвержденной решением Совета директоров Общества от 13.10.2006, протокол № 9/195;
- Приказом ОАО "Самараэнерго" № 278 от 05.08.2005 о закупочной деятельности;
- приказом ОАО "Самараэнерго" от 09 августа 2007 года № 246 "Об образовании постоянно действующей конкурсной комиссии".

Оперативное управление закупочной деятельностью ОАО "Самараэнерго" осуществляется штатным структурным подразделением - "отдел организации закупок", которое является организатором закупок при проведении конкурсных процедур.

Кроме того, функциональные связи при осуществлении закупок товаров, работ, услуг регламентируются Положением об отделе организации закупок (ООЗ), а также должностными инструкциями сотрудников ООЗ.

Контроль за реализацией ГКПЗ осуществляется в форме ежеквартальных отчётов Управляющего ОАО "Самараэнерго" перед Советом директоров. До утверждения Советом директоров Общества указанный отчёт проходит экспертизу в Департаменте логистики и закупок Бизнес единицы-2 ОАО РАО "ЕЭС России".

11.2. Годовой отчет Генерального директора о закупочной деятельности по видам деятельности и по способам закупок.

По итогам реализации Годовой комплексной программы закупок ОАО "Самараэнерго" на 2007 год, скорректированной под производственные программы 2008 года объем регламентированных процедур составил:
В Энергоремонтном производстве - услуги 64,0 % от плана затрат;
ТПиР - 74,6 % от плана затрат, в том числе: МТР - 73,4%, услуги - 1,2%;
Капстрой - услуги 60,7 % от плана затрат;
Эксплуатационные расходы - 126,1% от плана затрат, в том числе МТР - 37,7%, услуги - 88,4%;
Прочие закупки - материалы и услуги - 102,3% от плана затрат.

В соответствии с Годовой комплексной программой закупок товаров, работ, услуг 2007 года проведено 223 торговых сессии на общую сумму 296 960 тыс. руб. (95,2 %), при плане 312 073 тыс. руб., в том числе:

- Открытых конкурентных процедур - 169 на сумму 145 512 тыс. руб., что составляет 46,6 % от общего плана закупок. Из них способом "открытый конкурс" - 131 на сумму 112 598 тыс. руб., "открытый запрос цен" - 38 на общую сумму 32914 тыс. руб.
- Закупок способом "Единственный источник" проведено 54 на общую сумму 144 393,0 тыс. руб., что составляет 46,3 % от общего плана закупок, из них по результатам конкурентных процедур 16 закупок на сумму 7324,0 тыс. руб.

Основные закупки способом "Единственный источник" включают:
- Аренда административных зданий у ОАО "Волжская ТГК", ОАО "Самарская ТГК", ООО "МАБИС" на общую сумму 38 983 тыс. руб. Решение принято советом директоров ОАО "Самараэнерго" (Протокол заседания Совета директоров ОАО "Самараэнерго", проводимого в заочной форме 15 декабря 2006г.);
- Консалтинговые услуги - 23 898 тыс. руб. (3,81% от суммы налогов и иных обязательных платежей на которую в результате действий консультанта было уменьшено налоговое бремя ОАО "Самараэнерго", возникшее в результате Решения № 14/13 от 16.10.2006 года, вынесенного МРИ ФНС России по КН № 4 по результатам выездной налоговой проверки за 2002 год) (ЗАО "Консалтинговые услуги") (Протокол заседания Центрального закупочного органа № 1/10 от 19.10.2006г.);
- Консалтинговые услуги - 29 407 тыс. руб. (3,81% от суммы налогов и иных обязательных платежей на которую в результате действий консультанта было уменьшено налоговое бремя ОАО "Самараэнерго", вынесенного МРИ ФНС России по КН № 4 по результатам выездной налоговой проверки за 2003-2004 годы.) (ЗАО "Консалтинговые услуги") (протокол ЦЗО 5/02 от 28.02.07 г.);
- услуги по сбору денежных средств - 13440 тыс. руб. (Протокол ЦЗО № 09/04 от 09.04.2007г.);
- услуги по распределению акций, выделенных из ОАО "Самараэнерго" компаний, среди владельцев АДР ОАО "Самараэнерго" - 1194 тыс. руб. ("The Bank of New York") (протокол ЦЗО 6/12 от 12.12.06 г.).

" Нерегламентированные закупки продукции проведены на общую сумму 7055 тыс. руб. (форма 2 стр.36), или 2,3% от плана закупок.

11.3. Информация об основных показателях ГКПЗ, сформированной на 2008 год

Годовая комплексная программа закупок на 2008 год сформирована в следующем объеме:
Энергоремонтное производство 9 закупок на сумму 2500 тыс. руб., в том числе:
0 лотов по выбору поставщиков МТР;
9 лотов на сумму 2500 тыс. руб. по выбору исполнителя работ.
Техническое перевооружение и реконструкция 13 закупок на сумму 14 770 тыс. руб., в том числе:
11 лотов на сумму 11 570 тыс. руб. по выбору поставщиков.МТР;
2 лота на сумму 3200 тыс. руб. по выбору исполнителя работ.
Капитальное строительство 2 закупки на сумму 9000 тыс. руб., в том числе:
0 лотов по выбору поставщиков МТР;
2 лота на сумму 9000 тыс. руб. по выбору исполнителя работ.
Эксплуатационные расходы 78 закупок на сумму 96375 тыс. руб., в том числе:
10 лотов на сумму 8902 тыс. руб. по выбору поставщиков МТР;
68 лотов на сумму 87473 тыс. руб. по выбору исполнителя работ.
Прочие расходы 38 закупок на сумму 22996 тыс. руб., в том числе:
11 лотов на сумму 5 862 тыс. руб. по выбору поставщиков МТР;
27 лотов на сумму 17134 тыс. руб. по выбору исполнителя работ.
Итого планируется провести 140 закупочных сессий на общую сумму 145 641 тыс. руб., в том числе в процентном соотношении:
- Открытых конкурсов - 31,2 %
- Открытых запросов цен - 7,2 %
- Закупок у единственного источника - 56,3 %
- Нерегламентированных закупок - 5,3 %

Высокий процент закупки у единственного источника обусловлен тем, что большой объем открытых конкурсов был перенесен на 4 квартал 2007 года, под производственные программы 2008 года.
К основным закупкам у единственного источника относятся:
- Аренда зданий у ОАО "Волжская ТГК" - 23 512 тыс. руб.;
- Аренда прочих административных зданий - 12 088 тыс. руб.;
- Услуги по сбору денежных средств - 15132 тыс. руб.;
- Установка и обслуживание справочно-правовой системы Гарант-Сервис-Самара на сумму 4545 тыс. руб.;
- Информационная система управления энергосбытовой деятельности - 4400 тыс. руб.;
- Аренда транспорта у ОАО "Волжская ТГК" - 3376 тыс. руб.



Работая над лампой с угольной нитью накаливания, помещенной в стеклянный шар из которого выкачан воздух, Эдисон убедился, что сможет решить проблему электрического освещения. Сама по себе мысль была не новой, если не считать, того, что по конструкции лампа Эдисона отличалась от своих предшественниц. Главное его достижение — это подробное изучение материалов и то, что он в удивительно короткий срок нашел наиболее эффективный и надежный уголь для нити накаливания.

В последний день 1879 года на заказанных Эдисоном специальных поездах три тысячи человек прибыли поглядеть на сотни электрических лампочек, которые горели в его мастерской и на окрестных дорогах, энергия подводилась к ним от центральной динамомашины по подземным проводам.

$$\frac{E}{Z_{?}+Z}=\frac{\mathring{U}_{??ab}}{Z_{?}+Z}$$

[аналитическое выражение метода эквивалентного генератора]

В первый год производства лампа стоила 1 доллар 25 центов, на следующий год — 1 доллар 10 центов, а уже в течение третьего года цена её снизилась до 50 центов. На следующий год каждая лампа уже приносила прибыль в три цента, и новые доходы покрыли все предыдущие потери.









«Теперь я знаю тысячу способов, как не нужно делать лампу накаливания»

Томас Эдисон


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0
0
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4
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12

Охрана окружающей среды

САМАРАЭНЕРГО

В результате проведенной реструктуризации ОАО "Самараэнерго" и в связи с образованием ОАО "Волжская ТГК", куда вошли все электростанции, являвшиеся до 2006 г. филиалами ОАО "Самараэнерго", экологические задачи, стоящие перед ОАО "Самараэнерго", изменились.

Деятельность ОАО "Самараэнерго" в части охраны земель и размещения отходов включает в себя проведение инвентаризации отходов производства и потребления, образующихся на предприятии, которое размещается на 23 площадках (здание управления, 18 отделений и 4 производственных участка).

Для предприятия ОАО "Самараэнерго" Научно-аналитическим центром промышленной экологии Самарского государственного технического университета разработан проект нормативов образования отходов и лимитов на их размещение, в котором представлена схема операционного движения отходов, даны характеристика мест временного хранения (накопления) отходов на территории предприятия, периодичность их вывоза, план мероприятий по снижению воздействия отходов производства и потребления на окружающую среду.

На основании выполненного проекта нормативов образования отходов и лимитов на их размещение нашему предприятию 01.04.07 г. Управлением по технологическому и экологическому надзору по Самарской области утверждены лимиты на размещение отходов, которые регламентируют объемы временного хранения, места конечного размещения отходов.

В соответствии с лимитами ОАО "Самараэнерго" по каждой площадке заключило договоры на вывоз и размещение (обезвреживание, переработку, использование другими организациями) образовавшихся отходов, ежеквартально производит оплату за негативное воздействие на окружающую среду.

Во исполнение Федерального закона "Об отходах производства и потребления" от 24.08.98 г. № 89-ФЗ два работника производственно-технической службы ОАО "Самараэнерго" окончили курсы в Негосударственном образовательном учреждении "Учебный центр Самара" по программе профессиональной подготовки "Обращение с опасными отходами", получили свидетельство на право обращения с опасными отходами.

Координация и контроль деятельности ОАО "Самараэнерго" по обращению с отходами производства и потребления возложены на заместителя генерального директора по техническим вопросам и информационным технологиям. В 2007 г. приказом по ОАО "Самараэнерго" назначены лица в отделениях ОАО "Самараэнерго", ответственные за деятельность по обращению с отходами производства и потребления.

Основной задачей на 2008 г. для ОАО "Самараэнерго" является подтверждение нормативов образования отходов и лимитов на их размещение в соответствии с требованиями природоохранного законодательства.

13

Кадровая и социальная политика

13.1. Структура работающих по категориям.

Численность работников ОАО "Самараэнерго" по состоянию на 31 декабря 2007 года составляет 979 человек, из них:

руководителей всех категорий	-	134 чел.
специалистов	-	399 чел.
служащих	-	28 чел.
рабочих	-	418 чел.

Анализ кадров за 2007 год в сравнении с 2006 годом показывает, что численный состав кадров не значительно увеличился (на 9 человек). Количественный анализ кадров за последние 3 года:

Категория работников	на 31.12.2005.	на 31.12.2006.	на 31.12.2007.
- всего работающих (чел.)	12 077	970	979
в том числе:			
- руководителей (чел.)	1 736	120	134
- специалистов (чел.)	2 060	407	399
- служащих (чел.)	172	31	28
- рабочих (чел.)	8 109	412	418


1736
2060
172
8109
рабочие
служащие
руководители
специалисты


120
412
407
31


134
418
399
28

13.2. Возрастной состав работников (графическое и текстовое представление).

В 2007 году 15,5% работников ОАО "Самараэнерго" находилось в возрасте до 30 лет, 59,7 % - в возрасте от 30 до 50 лет, и 24,8 % - в возрасте старше 50 лет.

Возрастной состав руководителей


2005
2006
2007
565
105
1066
55
5
60
57
5
72

Возрастной состав специалистов


2005
2006
2007
506
379
1175
71
84
252
68
90
241

Возрастной состав рабочих


2005
2006
2007
2026
1263
4820
98
54
260
111
52
255

Возрастной состав всех работников


2005
2006
2007
3133
1773
7171
231
147
592
243
152
584

■ до 30 лет □ 30-50 лет □ старше 50 лет

13.3. Ротация кадров.

2005 год	2006 год	2007 год
3,3 %	3,9 %	7,9 %


8
7
6
5
4
3
2
1
0
3.3%
3.9%
7.9%
2005год
2006год
2006год

Число уволенных в 2007 году по причинам текучести составило 61 человек. Текучесть кадров в целом по ОАО "Самараэнерго" в 2007 году составила 7,9 % , в 2006 году - 3,9 %.
Основными причинами текучести кадров в Самарской энергосистеме в 2006 году: явилась неудовлетворенность заработной платой, малые перспективы профессионального роста.

13.4. Качественный состав работников (уровень образования). Система развития персонала.

Качественный состав кадров остается на достаточно высоком уровне, 96,8 % инженерно-технического состава имеет высшее или среднее специальное образование. В целом по ОАО "Самараэнерго" более 500 работающих - с высшим или средним специальным образованием, 5 человек - кандидаты наук.

Качественный состав персонала по категориям работающих:

Категория работников	Численность работников (чел)	Имеют высшее образование (чел)	Имеют среднее специальное образование (чел)	Кандидаты наук (чел)
Все работающие, в т.ч.	979	498	230	5
Руководители	134	111	21	4
Специалисты	399	313	71	1
Служащие	28	8	13	-
Рабочие	418	66	125	-


4000
3500
3000
2500
2000
1500
1000
500
0
3713
3366
11
477
244
4
498
230
5
2005 год
2006 год
2007 год

В соответствии с Правилами организации работы с персоналом на ОАО "Самараэнерго" проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (ПЭИПК, институт корпоративного управления, институт рыночных технологий, НП Корпоративный образовательный центр ЕЭС, "ОАО ГВЦ энергетики", Корпоративный энергетический университет).

Показатели	Обучено в 2007 году	Прогноз на 2008 год
Подготовка рабочих	14 чел.	1 чел.
Переподготовка	25 чел.	39 чел.
Обучение вторым профессиям		
Повышение квалификации рабочих	6 чел.	1 чел.
Повышение квалификации ИТР	124 чел.	104 чел.
Затраты на обучение (руб.)	1 503 400 руб.	2 692 180 руб.

Динамика изменения заработной платы

Заработная плата работников по категориям с 2005-2007 гг. (руб.)

Категории работников	Годы		
	2005	2006	2007
Руководители	39 612	55 353	54 997
Специалисты и технические исполнители	19 305	19 596	21 553
Рабочие	10 531	11 863	13 010

Динамика заработной платы работников по категориям с 2005-2007 гг.


60000
50000
40000
30000
20000
10000
зарплата (руб)
2005 год
2006 год
2007 год
руководители
рабочие
специалисты и технические исполнители

Динамика заработной платы работников по категориям с 2005-2007 гг. Рост средней заработной платы руководителей в 2006 году на 40% объясняется изменением статуса предприятия. Ранее существующий филиал Энергосбыт, входящий в состав ОАО "Самараэнерго", преобразовался в отдельное предприятие, получившее наименование ОАО "Самараэнерго", что привело к изменению структуры руководства и, как следствие, росту уровня оплаты труда руководителей. Снижение размера средней заработной платы руководителей (-0,6%) объясняется уменьшением доли дополнительной премии в заработной плате, в связи с изменением премиального положения ОАО "Самараэнерго" с 01.01.2007г.

Рост средней заработной платы специалистов и технических исполнителей (9,9%) и рабочих (9,6%), объясняется изменением премиального положения и ростом тарифной части заработной платы в соответствии с ростом индекса потребительских цен РФ, что гарантировано Коллективным договором ОАО "Самараэнерго" на 2007-2008год.

13.5. Охрана труда.

Работа по охране труда в ОАО "Самараэнерго" в 2007 году прошла под знаком " Год охраны труда и техники безопасности". Вопросы охраны труда находятся под постоянным контролем руководства предприятия.

Работа с персоналом ведется в соответствии с утвержденным и согласованным с "Ростехнадзором" "Порядком работы с персоналом". В 2007 году переработаны и введены в действие "Положение о проведении Дня охраны труда в ОАО "Самараэнерго", Инструкции по охране труда по профессиям и видам работ.

На предприятии постоянно ведется работа по оснащению персонала приспособлениями, сертифицированными средствами защиты.

Весь комплекс мероприятий, предусмотренных планом по охране труда, предупреждению дорожно-транспортных происшествий и травматизма на автотранспорте в 2007 году, выполнен. Работники предприятия прошли обучение и проверку знаний норм и правил охраны труда.

В 2007 году проведен периодический обязательный медосмотр в соответствии с ТК РФ и приказом МЗ РФ от 16.08.2004 № 83 работникам ОАО "Самараэнерго". По результатам проведенных осмотров и обследований не выявлены работники с противопоказаниями к выполняемой работе. В целом по предприятию в 2007 году на мероприятия по охране труда израсходовано 743 тыс. руб., в том числе на мероприятия по предупреждению несчастных случаев на производстве и профессиональных заболеваний - 372 тыс.руб. На приобретение средств индивидуальной защиты - 162 тыс. Эти показатели снизились из-за уменьшения численности производственного персонала в связи с реорганизацией ОАО "Самараэнерго".

Руководством предприятия в 2007 году, были предприняты все меры по оздоровлению работников акционерного общества и членов их семей, так:

- в санаториях-профилакториях прошли лечение- 67 чел;
- на базах отдыха оздоровлено- 16 чел.;
- в детских оздоровительных лагерях - 65 чел.

Финансовые затраты на оздоровительные мероприятия составили:
из прибыли общества - 1680 тыс.руб.;
из фонда социального страхования - 447 тыс.руб.

В 2007 году в ОАО "Самараэнерго" зарегистрированы 2 несчастных случая на производстве легкой степени тяжести. Пострадали 2 человека, количество дней нетрудоспособности составило- 69 дней. Последствий по данным травмам на производстве не выявлено, пострадавшие продолжают выполнять свои должностные обязанности по прежнему месту работы.

Программа пенсионного обеспечения ОАО "Самараэнерго"

Решением Совета директоров (Протокол №18/204 от 6 апреля 2007г) была утверждена Программа негосударственного пенсионного обеспечения (НПО) работников ОАО "Самараэнерго". Программа НПО основана на принципах, заложенных Стратегией негосударственного пенсионного обеспечения работников Холдинга РАО "ЕЭС России", утвержденной в мае 2004 г.

В соответствии со стратегией реализация пенсионного обеспечения работников Холдинга осуществляется через Негосударственный пенсионный фонд электроэнергетики - НПФЭ.

Между "Самараэнерго" и НПФЭ заключены соответствующие договора НПО для реализации корпоративного пенсионного плана и паритетного пенсионного плана, идет текущее финансирование. Условия реализации корпоративного и паритетного пенсионных планов определяются Положением о НПО работников общества.

В соответствии с договором 01/95/ю открыто 77 счетов работникам Общества в Негосударственном пенсионном фонде электроэнергетики по Поддерживающей программе. Из них 22 уже в настоящий момент получают дополнительную пенсию, средний размер которой составляет 1920 рублей. На 2007 год в паритетном пенсионном плане ОАО "Самараэнерго" открытие счетов еще 48 работникам.



Известный исследователь Перси Спенсер, получивший более 120 патентов на изобретения, сотрудник одной из крупнейших компаний мирового военно-промышленного комплекса, случайно стал создателем микроволновой печи. В 1945 году, незадолго до конца Второй Мировой войны, он проводил исследования, ставившие своей задачей улучшить качество радаров.

В момент опыта Спенсер прошел перед работавшим излучателем и обнаружил, что шоколадный батончик в его кармане расплавился. После серии экспериментов была создана первая микроволновая печь, которая весила около 400 кг. Ее предполагалось использовать в ресторанах, самолетах и кораблях - там, где требовалось быстро разогревать пищу.



Каталог известной немецкой фирмы по производству бытовой техники за 1896 год включал в себя уже 80 электрических бытовых и кухонных приборов для домашнего использования: зажигалки для трубок, чайники, электроплиты и кофеварки, даже нагреватель для проточной воды.

[действующее значение переменного тока]

$$I = \sqrt{\frac{1}{T}\int_0^T i^2\,dt}$$



«Истинная и законная цель всех наук состоит в том, чтоб наделять жизнь человеческую новыми изобретениями и богатствами»

Фрэнсис Бэкон



14.

Задачи и перспективы Общества на будущий год, решение стратегических задач.

САМАРАЭНЕРГО

14.1. Реформирование Общества.

Проект реформирования ОАО "Самараэнерго", ОАО "Саратовэнерго", ОАО "Ульяновскэнерго" и ОАО "Оренбургэнерго" был утвержден Советом директоров ОАО РАО "ЕЭС России" 03.09.2004. Целью реформирования явилось разделение монопольных и конкурентных видов деятельности, создание крупных межрегиональных энергетические компаний, профилированных по видам деятельности, повышение экономической эффективности производства и инвестиционной привлекательности компаний, с сохранением надежности и бесперебойности энергоснабжения потребителей четырех регионов.

В 2005 году в ОАО "Самараэнерго" совместно с ОАО "Саратовэнерго" и ОАО "Ульяновскэнерго" выступило учредителем межрегиональных производственных компаний, а именно:

- Открытого акционерного общества "Волжская территориальная генерирующая компания" с внесением в уставный капитал электрогенерирующих и теплосетевых активов ОАО "Самараэнерго";
- Открытого акционерного общества "Волжская межрегиональная распределительная компания" с внесением в уставный капитал электрораспределительных активов ОАО "Самараэнерго", не относящихся к Единой национальной (общероссийской) электрической сети (ЕНЭС).

1-й этап реформирования ОАО "Самараэнерго" включил в себя корпоративные процедуры по учреждению межрегиональных компаний и был завершен оплатой их уставных капиталов.

С 01.01.2006 межрегиональные компании приступили к операционной деятельности, приняв на себя функции АО-энерго по генерации и распределению электрической и тепловой энергии.

30 сентября 2005 года, на втором этапе реформирования, было проведено внеочередное общее собрание акционеров ОАО "Самараэнерго", которое приняло решение о реорганизации путем выделения:

- Открытого акционерного общества "Самарская Территориальная Генерирующая Компания" с передачей на его баланс акций ОАО "Волжская ТГК";
- Открытого акционерного общества "Самарская Распределительная Компания" с передачей на его баланс акций ОАО "Волжская МРК";
- Открытого акционерного общества "Самарская Магистральная Компания", с передачей на его баланс имущества магистральных сетей ОАО "Самараэнерго".

1 апреля 2006 года была осуществлена государственная регистрация выделенных компаний. После выделения на балансе ОАО "Самараэнерго" остались энергосбытовые активы и, начиная с 01.04.2006, основным видом деятельности ОАО "Самараэнерго" становится сбыт электрической энергии.

С окончанием 2-го этапа реформирования было фактически завершено реформирование ОАО "Самараэнерго" как компании. В 2007 году в обществе были осуществлены корпоративные мероприятия по внутренней реорганизации с целью увеличения экономической эффективности бизнеса. В числе таких мероприятий были:

- ликвидация филиала Энергосбыт;
- мероприятия по формированию районных отделений ОАО "Самараэнерго".

В настоящее время основная деятельность ОАО "Самараэнерго" - покупка электрической энергии на оптовом рынке (НОРЭМ) и поставка электрической энергии на розничный рынок Самарской области по договорам энергоснабжения и купли-продажи.

21 мая 2007 года Приказом №103-э ФСТ России ОАО "Самараэнерго" включено в федеральный информационный реестр гарантирующих поставщиков под регистрационным номером 63/01.

Основные задачи ОАО "Самараэнерго":

1. Организация качественной и бесперебойной поставки электроэнергии добросовестным потребителям.
2. Сохранение и развитие лидерских позиций компании на оптовом и розничном рынке электроэнергии.
3. Повышение конкурентоспособности и устойчивости компании
4. Повышение эффективности энергосбытовой деятельности.

14.2. Повышение уровня корпоративного управления.

Стратегия деятельности Общества строится на принципах

безубыточности и прибыльности, без чего невозможно дальнейшее его развитие. Основой задачей на 2007 год для ОАО "Самараэнерго" является формирование эффективной, отвечающей требованиям времени системы сбыта электроэнергии, позволяющей сохранить лидирующие позиции компании на региональном рынке.

В 2007 году была продолжена работа по совершенствованию качества корпоративного управления, повышению корпоративной культуры и прозрачности деятельности Общества.

В течение отчетного года действует договор с управляющей компанией в последней редакции, повышающей ответственность управляющего органа за результаты деятельности Общества, в том числе за выполнение заданий по прибыли, выполнение программы ремонтов, своевременную выплату дивидендов акционерам. Усовершенствована также система оценки эффективности управления для определения вознаграждения управляющей компании. Действие договора продлено на следующий год.

В соответствии с решениями общих собраний акционеров в Обществе ежегодно начисляются и выплачиваются дивиденды, как по привилегированным, так и по обыкновенным акциям. В этом отношении отчетный год не стал исключением: в 2007 году полностью выплачены дивиденды по акциям ОАО "Самараэнерго" за 1 квартал 2007 года путем перечисления денежных средств агентам по выплате дивидендов. Размер денежных средств, направляемых на выплату дивидендов, составил 107 890 560 рублей.

В течение 2007 года Совет директоров как орган, избранный акционерами, продолжал заниматься вопросами, определяющими основные принципы деятельности Общества не только в корпоративной, но и в производственной и социальной сфере. Утверждены такие внутренние документы Общества, как Регламент управления тарифами, Годовая комплексная программа закупок, Положение о кредитной политике в новой редакции, Стандарт обслуживания клиентов, Положение о корпоративном содействии и поддержке в улучшении жилищных условий работников, Программа негосударственного пенсионного обеспечения для работников Общества.

В рамках повышения прозрачности компании и ее привлекательности в глазах потенциальных инвесторов в 2008 году в Обществе планируется внедрение передовых стандартов корпоративного управления Общества и формирование эффективной системы взаимодействия с акционерами и инвесторами.

14.3. Эмиссионная политика Общества.

Одной из стратегических целей ОАО "Самараэнерго" является повышение капитализации и ликвидности акций Общества. Для достижения указанной цели 16 февраля 2007 года обыкновенные и привилегированные акции ОАО "Самараэнерго" были допущены к торгам в разделе Списка "Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки" ОАО "Фондовая биржа "РТС".

ОАО "Самараэнерго" в своем новом качестве как сбытовая компания в 2007 году впервые заявила о себе на фондовом рынке.

Обращение акций ОАО "Самараэнерго" позволило повысить прозрачность компании, а так же оценить инвестиционную привлекательность энергосбытового бизнеса в регионе. Для акционеров компании немаловажно знать, что акции, которыми они владеют, пользуются спросом и представляют интерес, как выгодное финансовое вложение.

14.4. Надежность.

Основные задачей ОАО "Самараэнерго" является организация качественной и бесперебойной поставки электроэнергии потребителям.

Общество намерено поддерживать репутацию надежной и стабильно работающей компании, для чего планирует в 2008 году решить ряд ключевых задач, таких как:

1.разработка стратегии по недопущению ухода потребителей на обслуживание в независимые сбытовые компании;
2.повышение эффективности энергосбытовой деятельности;
3.формирование позитивного имиджа компании и PR-поддержка стратегических направлений деятельности.

Вследствие проводимой реформы энергетики в регионе предполагается дальнейшее сокращение количества оптовых потребителей-перепродавцов, создание на их базе сетевых организаций и прием их абонентов на прямые договоры с ОАО "Самараэнерго". Также продолжится прием абонентов и от промышленных предприятий.

В случае, если потребитель принимает принципиальное решение о выходе на рынок, ему будут предложены услуги энергосбытовой компании в качестве агента по его выводу на ОРЭ, оформлению и заключению необходимых договоров и осуществлению от его имени всех регламентированных процедур по закупке электроэнергии.

В 2008 году планируется оказание потребителям дополнительных услуг, в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню, предложения более удобных форм оплаты потребляемой электроэнергии. Кроме того, в рамках заключенных в интересах потребителя договоров с сетевыми организациями ОАО "Самараэнерго" планирует оказывать услуги по заключению и сопровождению договоров по передаче электроэнергии.

15

Справочная информация для акционеров

Адреса, телефоны, контакты, банковские реквизиты, адрес Общества в Internet, краткая информация об аудиторе, реестродержателе Общества.
Открытое акционерное общество энергетики и электрификации "Самараэнерго", находится по адресу: г. Самара, ул. Ленинградская, 27. Телефон приемной - (846) 279-66-00, факс - (846) 310-91-83.
Телефон корпоративного сектора - (846) 279-69-40.

Банковские реквизиты: ИНН 6315222985, р/с 40702810600020000314 в ЗАО АКБ "Газбанк" г. Самары,
БИК 043601863, к/с 30101810400000000863
Адрес Общества в Internet - www.samaraenergo.ru

Аудитор - ЗАО "ЭНПИ Консалт"
Место нахождения: Россия, 115191, Москва, Духовский пер., 14
Тел.: (495) 952-10-41 Факс: (495) 954-47-26
Данные о лицензии аудитора: лицензия № Е004289 выдана 15 мая 2003 года Министерством финансов Российской Федерации, срок действия до 15 мая 2008 года.

Реестродержатель - ОАО "Центральный Московский Депозитарий"
Место нахождения: Москва, Орликов пер., 3, кор. В,
Почт. адрес - 105082, Москва, ул. Большая Почтовая, д.34, стр.8
Тел.: (495) 221-13-34, факс: (495) 221-13-83,
Данные о лицензии реестродержателя: Лицензия Федеральной комиссии по рынку ценных бумаг на осуществление деятельности по ведению реестра № 10-000-1-00255 от 13 сентября 2002 года, без ограничения срока действия.

САМАРАЭНЕРГО

При подготовке дизайна Годового отчета были использованы следующие источники:
Самара /Журнал столицы региона/ - №1, 2006
Вокруг Света - Май, 2006
Сайты Internet: sciencetechnics.com; 220.ru; nayki.ru; tacisinfo.ru; mobiset.ru; oillamp.ru; eltok.edunet.uz.

Над изданием работали:
Корпоративный сектор ОАО "Самараэнерго"
Отдел по связям с общественностью ОАО "Самараэнерго"

Разработка концепции и координация проекта:
Ольга Перькова
Людмила Хиль

Сбор информационных материалов:
Ольга Спицына
Ирина Виноградова

Директор проекта:
Александр Андриянов

Тираж: 250 экз.
Самара 2008

END